International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Financial Statements

June 30, 2015

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 1

LIST OF BOXES, TABLES AND FIGURES

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

JUNE 30, 2015

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 3

Box 1: Key Financial Indicators, Fiscal Years 2011-2015

As of and for the fiscal years ended June 30

In millions of U.S. dollars, except ratios which are in percentages
Lending Highlights (See Section III)	2015	2014	2013	2012	2011

Commitments[a]	$23,528	$18,604	$15,249	$20,582	$26,737
Gross disbursements[b]	19,012	18,761	16,030	19,777	21,879
Net disbursements[b]	9,999	8,948	6,552	7,798	7,994

Reported Basis

Income Statement (See Section II)

Board of Governors-approved and other transfers	$(715)	$(676)	$(663)	$(650)	$(513)
Net (loss) / income	(786)	(978)	218	(676)	930

Balance Sheet (See Section II)

Total assets	$343,225	$358,883	$325,601	$338,178	$314,211
Net investment portfolio	45,105	42,708	33,391	35,119	30,324
Net loans outstanding	155,040	151,978	141,692	134,209	130,470
Borrowing portfolio	158,853	152,643	134,997	129,680	120,966

Allocable Income (See Section II)

Allocable income	$686	$769	$968	$998	$996

Allocated as follows:
General Reserve	36	—	147	390	401
International Development Association	650	635	621	608	520
Surplus	—	134	200	—	75

Usable Equity[c,d] (See Section VIII)	$40,195	$40,467	$39,711	$37,636	$38,689

Capital Adequacy (See Section VIII)

Equity-to-loans ratio[d]	25.1%	25.7%	26.8%	27.0%	28.6%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	As defined in Table 20: Equity-to-Loans Ratio.

This document provides Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations for the International Bank for Reconstruction and Development (IBRD) for the fiscal year ended June 30, 2015 (FY15). Box 1 summarizes key financial data. At the end of this document is a Glossary of Terms and a list of Abbreviations and Acronyms. IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform to the current year’s presentation, for further details see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements for the year ended June 30, 2015.

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

SECTION I: OVERVIEW

Introduction

IBRD, an international organization owned by its 188 member countries, is the largest multilateral development bank in the world and is one of the five institutions of the World Bank Group (WBG); the others are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each of these organizations is legally and financially independent, with separate assets and liabilities. IBRD is not liable for their respective obligations.

Over the past decades, considerable advancements in poverty reduction have been made globally. A continuation of these advancements offers an opportunity to end extreme poverty. The WBG’s two main goals are (1) to end extreme poverty by reducing the percentage of people living with less than $1.25 per day to no more than 3% globally by 2030 and (2) to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population in every developing country. To assist in achieving these goals, the WBG strategy that came into effect in FY15, is aimed at re-aligning its activities and resources, and focusing its client engagement on the most important challenges to achieve these goals, through leveraging the strengths of each of the WBG entities. A key organizational change flowing from the new strategy is the implementation of the “Global Practices” and “Cross-Cutting Solution Areas”. These seek to improve the sharing of technical expertise and knowledge within and across the institutions (Section III).

Business Model

IBRD provides loans, guarantees, and knowledge for development focused projects and programs to middle-income and creditworthy lower-income countries. IBRD’s main business activity is extending loans to its eligible member countries. IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. Its ability to intermediate the funds it raises in international capital markets to developing member countries is important in helping it achieve its goals. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening up new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

IBRD makes extensive use of derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment trading portfolios) with that of its liabilities (borrowing portfolio), and to stabilize the earnings on its equity.

•

Alignment of Assets and Liabilities – IBRD borrows in multiple currency and interest rate bases on a global scale. It then lends the proceeds of these borrowings to its member countries. IBRD offers its borrowers the option of converting the currency and interest rate bases on their loans where there is a liquid swap market, thereby enabling them to select loan terms which are best matched to their circumstances. In addition to meeting borrower preferences, such options are expected to help borrowers mitigate their currency risk. In line with its development mandate, IBRD also maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. In the absence of active risk management, IBRD would be exposed to substantial market risk and asset-liability management imbalances. To address such imbalances, IBRD uses derivatives to swap its payment obligations on bonds to a currency and interest rate bases that is

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 5

aligned with its loan portfolio. Likewise, when a borrower exercises a conversion option on a loan to change its currency or interest rate bases, IBRD uses derivatives to covert its exposure back to an aligned currency and interest rate bases. As a result, IBRD’s payment obligations on its borrowings are aligned with its loans funded by such borrowings – generally, IBRD pays U.S. dollar, short-term variable rates on it borrowings, and receives U.S. dollar, short-term variable rates on its loans. Swaps are also used to manage market risk on IBRD’s liquidity portfolio.

•	Equity Management – IBRD’s equity is deployed to fund lending activities. Given IBRD’s risk management strategy, earnings on equity reflect short-term variable rates. If left unmanaged, the revenue from these loans would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, Management has put in place an Equity Management Framework (EMF) with the primary goal of providing income stability for IBRD. Under this framework, IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies necessarily entail the extensive use of derivatives, which introduce volatility through unrealized mark-to-market gains and losses on the reported basis income statement (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolio – see Basis of Reporting – Allocable Income below.

Figure 1: IBRD’s Business Model

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. IBRD’s sound financial and risk management policies and practices have enabled it to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks (Figure 1 above illustrates IBRD’s business model).

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities. After covering for its operating expenses, IBRD sets aside funds in reserves to strengthen its financial position, and provides support to IDA and to trust funds via income transfers for other development purposes as decided by the shareholders.

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

To enhance IBRD’s financial outlook, at the start of FY14, Management, in consultation with IBRD’s Executive Directors (the Board), set a goal of expanding revenue and lowering costs to improve IBRD’s financial sustainability. During FY14, the Board approved the following revenue and capacity measures as part of the effort to reshape IBRD’s financial sustainability framework, which seeks to strengthen the support for client countries:

•	Increased the Single Borrower Limit (SBL) by $2.5 billion to $20 billion for India and $19 billion for the other four SBL borrowing countries (Brazil, China, Indonesia, and Mexico) and introduced a 50-basis-point surcharge on loan exposures exceeding the previous SBL in order to help support this increase (Section VIII).

•	Lowered IBRD’s minimum equity-to-loans ratio to 20% from 23%, in light of improvements in portfolio credit risk. This enables more efficient use of shareholder capital while still allowing IBRD to remain financially prudent (Section VIII).

•	Restored the 25-basis-point commitment fee (charged on undisbursed balances) and offered longer loan maturities with increased maturity price differentiation (Section III).

•	Conducted an expenditure review to identify cost savings that will also help expand margins, improve capital adequacy, and increase lending capacity.

Together, these new measures are intended to gradually increase IBRD’s equity, lending capacity, and its ability to sustainably fund priorities that meet shareholder goals while also preserving its financial strength. Concurrent with these new measures, lending commitments increased in FY15 relative to the year earlier by 26%, the largest annual increase in 15 years (excluding the global financial crisis years of FY09-10). In implementing these measures, Management has maintained consistent underwriting standards with respect to the quality of its loan portfolio.

The growth of non-interest revenue from externally funded activities remains a key goal of the WBG’s financial sustainability framework. Growth of this revenue provides an additional means to expand capacity to support borrowing member countries. Mobilization of external funds from third-party partners includes trust funds, as well as reimbursable funds and fee-based services from member countries; primarily from Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory Management Program (RAMP). Management continues to strengthen and align this revenue source with the overall WBG strategy and priorities.

Basis of Reporting

Audited Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the income statement. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. Management uses the audited financial statements as the basis for deriving allocable income.

Fair Value Results

In an attempt to address the asymmetry in the reported financial statements, in which not all financial instruments are reported on the same measurement basis, IBRD reflects all financial instruments at fair value in the MD&A. The fair value of these instruments is affected by changes in such market variables as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage certain market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the EMF.

Allocable Income

The volatility in IBRD’s reported net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios (loans, borrowings, and EMF). IBRD’s risk management strategy entails the extensive use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income. The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 7

In line with IBRD’s financial risk management policies, IBRD expects to maintain its non-trading portfolio positions. As a result, for non-trading portfolios, allocable income only includes amounts which have been realized. For trading portfolios (investment portfolio), allocable income includes both unrealized mark-to-market gains and losses, as well as realized amounts.

Management has consistently followed this practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios from reported net income to arrive at allocable income, since adopting FASB’s guidance on derivatives and hedging in FY01. Accordingly, in years in which reported net income has been positively impacted by unrealized mark-to-market gains on the non-trading portfolios, IBRD did not take these unrealized mark-to-market gains into account in making income allocation decisions. Likewise, in the case of unrealized mark-to-market losses on the non-trading portfolios, IBRD consistently excludes these amounts from reported net income to arrive at allocable income.

Allocable income also reflects certain other adjustments to reported net income, namely: Board of Governors-approved and other transfers, pension adjustments, and restricted income. Board of Governors-approved and other transfers relate to distributions of the prior year’s allocable income which have been approved in the current fiscal year and are reflected in the current fiscal year’s reported net income as grant expenses. The pension adjustment reflects the difference between IBRD’s cash contributions and the accounting expense. Management believes the pension allocation decision should be based on IBRD’s cash contributions to the pension plans rather than pension expense, for the purpose of income allocation. Restricted income is excluded from allocable income, as it is already committed to another purpose. All of these adjustments reflect Management’s view of the most appropriate measure of a given year’s financial results for allocation purposes. Management recommends, and the Board approves all of these adjustments on an annual basis (Table 4).

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

SECTION II: FINANCIAL PERFORMANCE

Financial Results

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and proceeds of borrowings from capital markets.

Table 1: Condensed Balance Sheet

In millions of U.S. dollars
As of June 30,	2015	2014	Variance
Investments and due from banks	$50,339	$49,183	$1,156
Net loans outstanding	155,040	151,978	3,062
Receivable from derivatives	134,325	154,070	(19,745)
Other assets	3,521	3,652	(131)

Total Assets	$343,225	$358,883	$(15,658)

Borrowings	160,980	161,026	$(46)
Payable for derivatives	132,324	146,885	(14,561)
Other liabilities	11,284	11,987	(703)
Equity	38,637	38,985	(348)

Total Liabilities and Equity	$343,225	$358,883	$(15,658)

The primary source of IBRD’s income is equity contributions, followed by the net interest margin on its loans funded by borrowings, and the margin earned on its investment portfolio. IBRD also earns revenue from other development activities (Section IV).

IBRD’s allocable income was $686 million in FY15, compared with $769 million in FY14. On a reported basis, IBRD had a net loss of $786 million in FY15, compared with a net loss of $978 million in FY14. The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s allocable income and reported net income.

Table 2: Condensed Statement of Income

In millions of U.S. dollars
For the fiscal year ended June 30,	2015	2014	2013	FY15 vs FY14	FY14 vs FY13
Interest Revenue, net of Funding Costs
Interest margin	$838	$861	$799	$(23)	$62
Equity contribution[a]	1,049	1,063	1,186	(14)	(123)
Investments	40	15	156	25	(141)

Net Interest Revenue	$1,927	$1,939	$2,141	$(12)	$(202)

Provision for losses on loans and other exposures – release	10	60	22	(50)	38
Other income, net	30	59	44	(29)	15
Net non-interest expenses[b]	(1,336)	(1,330)	(1,331)	(6)	1
Unrealized mark-to-market (losses)/gains on non-trading portfolios, net	(702)	(1,030)	5	328	(1,035)
Board of Governors-approved and other transfers	(715)	(676)	(663)	(39)	(13)

Net (Loss) Income	$(786)	$(978)	$218	$192	$(1,196)

Adjustments to reconcile net loss to allocable income:
Pension and other adjustments	55	41	92	14	(51)
Board of Governors-approved and other transfers	715	676	663	39	13
Unrealized mark-to-market losses/(gains) on non-trading portfolios, net[a,c]	702	1,030	(5)	(328)	1,035

Allocable Income	$686	$769	$968	$(83)	$(199)

a.	This includes the reclassification of net realized gains of $750 million and $432 million for FY15 and FY14, respectively, associated with the termination of certain positions under the EMF, from unrealized mark-to-market losses on non-trading portfolios, net, to equity contribution.
b.	See Table 3.
c.	See Table 5.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 9

Figure 2: Key Drivers of IBRD’s Financial Performance

In millions of U.S. dollars

Revenue

Results from Lending and Borrowing Activities – Net Interest Margin

As of June 30, 2015, IBRD’s equity to loans ratio was 25.1%, indicating that approximately 25% of IBRD’s net loans and other exposures is funded by equity, and the remainder funded by borrowings. For the portion of loans funded by borrowings, IBRD earned a net interest margin of $838 million for FY15, compared to $861 million and $799 million in FY14 and FY13, respectively. The lower net interest margin earned in FY15 compared to FY14 is primarily due to the increase in the volume of variable spread loans in FY15 relative to fixed spread loans (Figure 11). These loans carry a lower lending spread compared with fixed spread loans. IBRD’s weighted average lending spread remained at about 60 basis points on average over the four year period, after the effect of derivatives on the loan and borrowing portfolios (See Figure 3).

Figure 3: Derived Spread

10 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Loan Portfolio

At June 30, 2015, IBRD’s net loans outstanding amounted to $155.0 billion (Table 1), the highest in IBRD’s history, 2% above a year earlier (Figure 5). The increase was mainly attributable to $10.0 billion in net loan disbursements made in FY15, partially offset by currency translation losses of $7.0 billion, primarily due to the 18% depreciation of the euro against the U.S. dollar during the year.

Gross disbursements in FY15 were $19 billion, 1.4% above FY14. These mainly consisted of $5.8 billion to Europe and Central Asia, $5.7 billion to Latin America and the Caribbean, and $3.6 billion to East Asia and Pacific. In FY15, IBRD had new loan commitments (including guarantees) totaling $23.5 billion, 21% above FY14 (Figure 4). The FY15 commitments mainly consisted of $6.7 billion to Europe and Central Asia, $5.7 billion to Latin America and the Caribbean, and $4.5 billion to East Asia and Pacific.

Figure 4: Commitments/ Disbursements Trends In billions of U.S. dollars

Borrowing Portfolio

As of June 30, 2015, the borrowing portfolio totaled $158.9 billion, $6.2 billion above June 30, 2014 (see Note E: Borrowings in the Notes to the Financial Statements). This increase was mainly due to net new borrowing issuances of $10.5 billion partly offset by currency translation gains of $5 billion, primarily due to the depreciation of the euro against the U.S. dollar during the year.

In FY15, to fund its operations, IBRD issued debt securities in 20 different currencies to both institutional and retail investors. It raised medium-and long-term debt of $57.1 billion, $6.7 billion above FY14 (Table 16). The increase in medium- and long-term debt issuance in FY15 is primarily a result of higher debt maturities during the year and the partial replacement of short-term debt.

Figure 5: Net Loans Outstanding In billions of U.S. dollars

Equity Contribution and Equity Management Framework

After the effect of derivatives, the interest earned from IBRD’s loans are at variable rates. As a result, the interest revenue on the portion of the loan portfolio which is funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD put in place the EMF to reduce the sensitivity of these cash flows to fluctuations in short-term interest rates. This has been done by using derivatives to manage the duration of IBRD’s equity (See section VIII). As measured by duration, the interest rate sensitivity of IBRD’s equity increased to approximately 5 years as of June 30, 2015, from approximately 3 years as of June 30, 2014, primarily as a result of the new derivative positions entered into during the year.

Figure 6: Borrowing Portfolio In billions of U.S. dollars

The main driver of equity contribution is revenue from the derivatives used as part of the EMF. In addition to the regular interest earned from the derivative instruments, this revenue, on an allocable income basis, includes net mark-to-market gains, which have been realized during the year, as a result of the liquidation of derivative positions. Additionally, equity contribution includes revenue from the proportion of loans which are funded by equity and certain minor adjustments including those relating to discontinued loan products.

Equity contribution accounts for a major share of IBRD’s net interest revenue (54% in FY15). Consistent with the intention of the EMF, this revenue has remained relatively stable over the past three years: For FY15, it amounted to $1,049 million, compared with $1,063 million for FY14 and $1,186 million for FY13. For FY15, the equity contribution included $750 million of net realized gains ($432 million in FY14), which resulted from the liquidation of certain EMF positions.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 11

Investment Operations

Figure 7: Net Investment Portfolio In billions of U.S. dollars

Funds raised through IBRD’s borrowing activity which have not yet been deployed for lending, are held in IBRD’s investment portfolio to ensure liquidity for its operations. IBRD restricts its liquid assets to high-quality investments as its investment objective prioritizes principal protection over yield. Liquid assets are therefore managed conservatively, and are primarily held for disruptions in IBRD’s access to capital markets.

IBRD keeps liquidity volumes above a prudential minimum. The prudential minimum level is set at $27.5 billion for FY16, an increase of $1.5 billion over FY15, reflecting higher projected debt service and loan disbursements for the coming year. The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity, with $26.3 billion (approximately 60% of total volume) maturing within six months, of which $12 billion is expected to mature within one month.

As of June 30, 2015, the net investment portfolio totaled $45.1 billion (Figure 7), with $44.0 billion representing the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). This compares with an investment portfolio valued at $42.7 billion a year earlier, with $41.6 billion representing the liquid asset portfolio.

During FY15, interest revenue net of funding cost, from the investment portfolio, amounted to $40 million. This compares with $15 million during FY14 and $156 million during FY13. The increase in net interest revenue during FY15, was primarily due to the lower unrealized mark-to-market losses in FY15 compared with FY14, on a debt security issued by an Austrian bank, Hypo Alpe-Adria, which was fully guaranteed by the state of Carinthia. The loss in the value of the security was the result of legislation passed in FY14 to cancel the underlying debt. This FY14 legislation was overturned subsequent to June 30, 2015. IBRD will continue to monitor the value of this investment and related market developments. This investment had a carrying value of $13 million as of June 30, 2015 ($88 million as of June 30, 2014 and $214 million as of June 30, 2013).

Expenses

Net Non-Interest Expenses

IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. (See Table 3). Net non-interest expenses have remained stable over the three year period.

Table 3: Net Non-Interest Expenses

In millions of U.S. dollars
For the fiscal year ended June 30,	2015	2014	2013	FY15 vs. FY14	FY14 vs. FY13
Administrative expenses
Staff costs	$838	$779	$742	$59	$37
Operational travel	172	163	171	9	(8)
Consultant fees	327	292	256	35	36
Pension and other post-retirement benefits	248	253	282	(5)	(29)
Communications and IT	53	48	43	5	5
Contractual services	147	140	132	7	8
Equipment and buildings	131	118	111	13	7
Other expenses	33	28	24	5	4

Total administrative expenses	$1,949	$1,821	$1,761	$128	$60

Grant Making Facilities (See Section IV)	110	162	147	(52)	15
Revenue from externally funded activities (See Section IV)
Reimbursable advisory services	(53)	(39)	(30)	(14)	(9)
Reimbursable revenue – IBRD executed trust funds	(437)	(409)	(357)	(28)	(52)
Revenue – Trust fund administration	(52)	(56)	(59)	4	3
Restricted revenue (primarily externally financed outputs)	(24)	(23)	(23)	(1)	—
Revenue – Asset management services	(27)	(26)	(24)	(1)	(2)
Other revenue	(130)	(100)	(84)	(30)	(16)

Total Net Non-Interest Expenses (Table 2)	$1,336	$1,330	$1,331	$6	$(1)

12 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Provision for Losses on Loan Portfolio and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures. IBRD had an accumulated provision for losses on loans and other exposures of $1,554 million, as of June 30, 2015, reflected on its balance sheet, which was approximately 1% of these exposures, ($1,626 million as of June 30, 2014 - 1% of exposures).

The release of provision for the losses on loan portfolio and other exposures in FY15, FY14 and FY13 reflects the improvement in the credit quality of the loan portfolio over the period.

Reconciliation between Allocable Income and Reported Net Income

The preceding discussion focused on the key drivers of IBRD’s allocable income. Management recommends distributions out of net income at the end of each fiscal year to augment reserves and support developmental activities. Net income allocation decisions are based on allocable income. As illustrated in Table 4, the key differences between allocable income and reported net income relate to unrealized mark-to-market gains and losses on IBRD’s non-trading portfolios, and expenses related to Board of Governors-approved and other transfers.

Table 4: Income Allocation

In millions of U.S. dollars
For the fiscal years ended June 30,	2015	2014
Net (Loss) Income	$(786)	$(978)
Adjustments to Reconcile Net Income to Allocable Income:
Board of Governors-approved and other transfers	715	676
Unrealized mark-to-market losses/(gains) on non-trading portfolios, net	702	1,030
Pension	55	43
Temporary restricted income	*	(2)
Financial remedies	—	—

Allocable Income	$686	$769
Recommended Allocations
General Reserve	36	—
Surplus	—	134
Transfer to IDA	650	635

Total Allocations	$686	$769

*	Indicates amounts less than $0.5 million.

Allocable income in FY15 was $686 million. Of this amount, on August 6, 2015, the Board approved the allocation of $36 million to the General Reserve. In addition, the Board recommended to IBRD’s Board of Governors a transfer of $650 million to IDA.

Allocable income in FY14 was $769 million. Of this amount, the Board of Governors approved the transfer of $635 million to IDA and $134 million to Surplus.

Adjustments made to the FY15 reported net income to arrive at allocable income:

Board of Governors approved and other transfers

Board of Governors-approved and other transfers refers to the allocations recommended by the Board and approved by the Board of Governors as part of last year’s net income allocation process and subsequent decisions on uses of surplus, as well as on payments from restricted retained earnings.

For FY15, IBRD recorded expenses of $715 million relating to Board of Governors-approved and other transfers, of which $635 million was to IDA, $55 million to the Trust Fund for Gaza and the West Bank, $15 million to the Global Infrastructure Facility. In addition, a transfer of $10 million for financial remedies and received from sanctions settlements and placed into restricted retained earnings in FY12, was made in accordance with the proposal approved of the Board in FY15 (see Note G: Retained Earnings, Allocations and Transfers in the Notes to the Financial Statements). Since these amounts primarily relate to distributions out of IBRD’s FY14 allocable income, Surplus, or restricted retrained earnings, they are excluded from the FY15 reported net income to arrive at the FY15 allocable income.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 13

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD expects to maintain its non-trading portfolio positions, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are made on the basis of amounts which have been realized.

For FY15, Management recommended and the Board approved the exclusion of $702 million ($1,030 million in FY14) of unrealized mark-to-market losses from reported net income to arrive to allocable income. See table 5 and the discussion below for more details.

Table 5: Unrealized Mark-to-Market gains/losses, net

In millions of U.S. dollars
	For the fiscal year ended June 30, 2015
	Unrealized gains (losses), excluding realized amounts[a]	Realized gains (losses)	Total
Borrowing portfolio[b]	$14	$10	$24
Loan portfolio[b]	(41)	(1)	(42)
EMF	(659)	750	91
Asset-liability management portfolio[c]	*	—	*
Client operations portfolio	(16)	—	(16)

Total	$(702)	$759	$57

	For the fiscal year ended June 30, 2014
	Unrealized gains (losses), excluding realized amounts[a]	Realized gains (losses)	Total
Borrowing portfolio[b]	$111	$(19)	$92
Loan portfolio[b]	(134)	—	(134)
EMF	(994)	432	(562)
Asset-liability management portfolio[c]	(11)	—	(11)
Client operations portfolio	(2)	—	(2)

Total	$(1,030)	$413	$(617)

a.	Includes adjustments to reclass net realized mark-to-market gains (losses) to the related interest income and expense lines for allocable income purposes.
b.	Includes related derivatives.
c.	Included in other derivatives on the Balance Sheet.
*	Indicates amounts less than $0.5 million.

EMF: During FY15, IBRD had unrealized mark-to-market gains of $91 million for the EMF in its reported net income. During the period, IBRD terminated certain derivative positions, resulting in $750 million of net realized gains, which were included in allocable income. The adjustment to allocable income was therefore $659 million, which represents the unrealized mark-to-market gains on the EMF, adjusted for the $750 million.

In contrast in FY14, IBRD had unrealized mark-to-market losses of $562 million for the EMF in its reported net income, primarily due to the realization of regular interest payments on derivative positions during the year. During that period, IBRD terminated certain derivative positions and liquidated the Available-for-Sale (AFS) portfolio, resulting in $432 million of net realized gains, which were included in allocable income. The adjustment to allocable income was therefore $994 million, which represents the unrealized mark-to-market losses on the EMF, adjusted for the $432 million.

Loan portfolio: On a reported basis, while the derivatives which convert IBRD’s loans to variable rates are reported at fair value, all other loans are reported at amortized cost, with the exception of one loan with an embedded derivative, which is reported at fair value. As a result, while from an economic perspective, all of IBRD’s loans after the effect of derivatives carry variable rates, and therefore have a low sensitivity to interest rates, this is not reflected in its reported net income (See Table 22 for the effect of interest rates on IBRD’s fair value income).

Unrealized mark-to-market gains and losses for the loan portfolio, adjusted to exclude realized amounts, are excluded from reported net income to arrive at allocable income. For FY15, the $42 million ($134 million in FY14) of unrealized mark-to-market losses on the loan portfolio relate primarily to the impact of the decrease in long-term interest rates during the year on the loan related derivatives. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See section XI for more details.

14 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Borrowing portfolio: Given that all of the derivatives and the related underlying borrowings are at fair value, there is no asymmetry in the reported net income, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. As a result, since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses relates to the impact of the change in IBRD’s own credit.

Unrealized mark-to-market gains and losses for the borrowing portfolio, adjusted to exclude realized amounts, are excluded from reported net income to arrive at allocable income. For FY15, IBRD had unrealized mark-to-market gains on the borrowing portfolio of $24 million compared to unrealized mark-to-market gains of $92 million for FY14.

Pension adjustment

The Pension adjustment reflects the difference between IBRD’s cash contributions and the accounting expense, as well as investment income earned on the assets related to the Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF), established by the Board to stabilize contributions to the pension and benefits plans. Management believes the allocation decision should be based on IBRD’s cash contributions to the pension plans rather than pension expenses, for the purpose of income allocation. In addition, Management has determined that such assets and income are available only to meet the needs of the pension plans. As a result, PEBP and PCRF investment income are excluded from the allocation decision. In FY15 and FY14, Management recommended and the Board approved the exclusion of $55 million and $43 million, respectively, to arrive at allocable income.

Temporarily restricted income

Temporarily restricted income is excluded as IBRD has no discretion in the use of these funds. Under certain arrangements (such as Externally Financed Outputs), IBRD enters into agreements with donors or others under which IBRD receives funds to be used to finance specified IBRD outputs or services. These funds may be utilized only for the purposes specified in the agreements and are therefore considered restricted until applied by IBRD for these purposes. Management believes that income attributable to these arrangements should be excluded from allocable net income since there is no discretion about the use of such funds. In line with this, these amounts are transferred to restricted retained earnings. In FY15 and FY14, Management recommended and the Board approved the exclusion of $0.4 million and $2 million, respectively, to arrive at allocable income.

Figure 8: Equity-to-Loans Ratio (%)

Financial remedies

Financial remedies represent restitution and financial penalties collected from sanctions that IBRD imposes on debarred firms. Funds received by IBRD are reflected in income. Management believes these funds should be excluded from the allocation decision since they are only available for specific purposes, which benefit affected countries. In line with this, similar to temporally restricted income, these amounts are also transferred to restricted retrained earnings. There were no amounts received for financial remedies in FY15 and FY14.

Capital Adequacy

IBRD’s capital adequacy is the degree to which its capital is sufficient to withstand unexpected shocks. The Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. IBRD’s equity-to-loans ratio decreased to 25.1% at June 30, 2015 from 25.7% at June 30, 2014, but was still above the 20% minimum (Figure 8). The decrease in the ratio was primarily due to the $10 billion increase in net positive loan disbursements during the year. This was partially offset by the $1.2 billion increase in paid-in capital. In line with IBRD’s currency risk management strategies, while IBRD’s assets, liabilities, and equity are individually affected by the effects of changes in exchange rates, the equity-to-loans ratio is immunized from these exchange rate movements (See Section VIII).

Figure 9: GCI/SCI Subscriptions as of June 30, 2015 In billions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 15

As a result of the General and Selective Capital Increase (GCI/SCI) resolutions, which became effective during FY11, IBRD is expected to receive $87 billion in subscribed capital, of which $5.1 billion will be paid-in. As of June 30, 2015, $62.7 billion was subscribed, resulting in additional paid-in capital of $3.7 billion. Of this amount, $1.2 billion was received in FY15 (See Section VII).

16 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

SECTION III: LENDING ACTIVITIES

IBRD provides financing and knowledge services to middle-income and creditworthy lower-income countries to reduce poverty and promote shared prosperity, all the while ensuring that social, environmental, and governance considerations are taken into account. Demand for IBRD’s loans remains strong driven by the financing needs of borrowers combined with the value placed on the technical assistance offered along with the financing. Country teams with a deep understanding of each country’s circumstances work with clients to tailor and manage the most appropriate mix of instruments, products, and services.

The establishment of the Global Practices in FY15 was designed to enhance the sharing of global technical expertise to deliver client solutions across 14 specialized areas of development that integrate public and private sectors; captures and leverage knowledge; and build global leadership. The Cross-Cutting Solution Areas address development challenges that require integration across five areas of specialization (Box 2).

Box 2: Global Practices and Cross-Cutting Solution Areas

All IBRD loans are made to, or guaranteed by, member countries. IBRD may also make loans to IFC without any guarantee. All loans are approved by the Board. Effective July 1, 2015, countries with 2014 per capita Gross National Income of $1,215 or more are eligible to borrow from IBRD. Low-income countries are also eligible for concessional loans and grants from IDA. Since 1946, IBRD has extended, net of cumulative cancellations, about $560 billion in loans. IBRD does not currently sell its loans, nor does Management believe there is a market for such loans.

IBRD’s projects undergo a rigorous review and approval process that includes early screening to identify environmental and social impacts and designing mitigation actions. Identifying and appraising a project, and approving and disbursing a loan, can often take several years. However IBRD has shortened the preparation and approval cycle for countries in emergency situations (e.g., natural disasters) and in crises (e.g., food, fuel, and global economic crises).

Loan disbursements must meet the requirements set out in loan agreements. During implementation of IBRD-supported operations, IBRD’s staff review progress, monitor compliance with IBRD policies, and help resolve any problems that may arise. The Independent Evaluation Group, an IBRD unit, whose director reports to the Board, evaluates the extent to which operations have met their major objectives.

Lending Commitments and Disbursements

Lending commitments (including guarantees) increased in FY15 relative to a year earlier by 26% (Table 6), the largest annual increase in 15 years (excluding the global financial crisis years of FY09-10). Annual commitments averaged $13.5 billion in the three years preceding the global financial crisis, peaked in FY10 at $44.2 billion, and

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 17

have now started to increase since bottoming out at $15.2 billion in FY13. As shown in Table 7, 29% of FY 15 commitments were for the Europe and Central Asia region, as compared to 25% during FY 14. In terms of volume, this represented an increase of $2.0 billion from the prior year. With regard to individual countries, India had the highest volume of commitments, representing 9% of the total commitments in FY15 (see Table 8).

Table 6: Commitments by Region

In millions of U.S. dollars
For the fiscal year ended June 30,	2015	% of total	2014	% of total
Africa	$1,209	5%	$420	2%
East Asia and Pacific	4,539	19	4,181	23
Europe and Central Asia	6,679	29	4,729	25
Latin America and the Caribbean	5,709	24	4,609	25
Middle East and North Africa	3,294	14	2,588	14
South Asia	2,098	9	2,077	11

Total	$23,528	100%	$18,604	100%

Table 7: Gross Disbursements by Region

In millions of U.S. dollars
For the fiscal year ended June 30,	2015	% of total	2014	% of total
Africa	$816	4%	$335	2%
East Asia and Pacific	3,596	19	3,397	18
Europe and Central Asia	5,829	31	6,536	35
Latin America and the Caribbean	5,726	30	5,662	30
Middle East and North Africa	1,779	9	1,666	9
South Asia	1,266	7	1,165	6

Total	$19,012	100%	$18,761	100%

Table 8: Top 10 Commitments to Member Countries

In millions of U.S. dollars
For the fiscal year ended June 30,	2015	% of total		2014	% of total
India	$2,098	9%	Brazil	$2,019	11%
China	1,822	8	India	1,975	11
Colombia	1,400	6	China	1,615	9
Egypt, Republic of Arab	1,400	6	Ukraine	1,382	7
Ukraine	1,345	6	Romania	1,374	7
Argentina	1,337	6	Philippines	1,279	7
Turkey	1,150	5	Morocco	1,096	6
Morocco	1,055	4	Indonesia	1,072	6
Indonesia	1,000	4	Colombia	870	5
Poland	966	4	Tunisia	426	2
Other	9,955	42	Other	5,496	30

	$23,528	100%	Total	$18,604	100%

Lending Categories

IBRD’s lending falls under three categories: investment project financing, development policy financing, and program-for-results (Figure 10).

Investment Project Financing (IPF)

IPF is used in all sectors, with a concentration in the infrastructure, human development, agriculture, and public administration sectors. It supports a wide range of activities including capital-intensive investments, agricultural development, service delivery, credit and grant delivery, community-based development, and institution building. IPF is usually disbursed over the long-term (5 to 10 year horizon). FY15 commitments under this lending category amounted to $15.8 billion, compared with $10.1 billion in FY14.

18 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Development Policy Financing (DPF)

DPF aims to support borrowers in achieving sustainable development through a program of policy and institutional actions. Examples of DPF include strengthening public financial management, improving the investment climate, addressing bottlenecks to improve service delivery, and diversifying the economy. DPF supports reforms through non-earmarked general budget financing. DPF provides fast-disbursing financing (1 to 3 years) to help borrowers address actual or anticipated development financing requirements. FY15 commitments under this lending category totaled $6.8 billion, compared with $8.0 billion in FY14.

Program-for-Results (PforR)

PforR links disbursement of funds directly to the delivery of defined results, helping countries improve the design and implementation of their own development programs and achieve lasting results by strengthening institutions and building capacity. FY15 commitments under this lending category totaled $0.9 billion compared with $0.5 billion in FY14.

Figure 10: Commitments by Instrument

Currently Available Lending Products

IBRD does not differentiate between the credit quality of member countries eligible for loans; loans for all eligible members are subject to the same pricing. As of June 30, 2015, 85 member countries were eligible to borrow from IBRD.

IBRD Flexible Loans (IFLs)

IFLs allow borrowers to customize their repayment terms (i.e., grace period, repayment period, and amortization profile) to meet their debt management or project needs. The IFL offers two types of loan terms: variable-spread terms and fixed-spread terms. See Table 10 for details of loan terms for IFL loans.

IFLs include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans, for which currency or interest rate conversions have been exercised as of June 30, 2015, was $29 billion (versus $28 billion on June 30, 2014). IFLs may be denominated in the currency or currencies chosen by the borrower, as long as IBRD can efficiently intermediate in that currency. Through the use of currency conversions, some borrowing member countries have converted their IBRD loans into domestic currencies to reduce their foreign currency exposure for projects or programs that do not generate foreign currency revenue. These local currency loans may carry fixed or variable-spread terms. The balance of such loans outstanding as of June 30, 2015, was $3.2 billion, compared with $2.6 billion on June 30, 2014.

The spread on IBRD’s IFLs has four components: the contractual lending spread, maturity premium, market risk premium, and funding cost margin. The contractual lending spread and maturity premium, which apply to all IFLs, are subject to the Board’s annual pricing review. For fixed-spread IFLs, the projected funding cost margin and the market risk premium are set by Management to ensure that they reflect the underlying market conditions that are constantly evolving. These are communicated to the Board at least quarterly.

The ability to offer long-term financing distinguishes development banks from other sources of funding for member countries. Since IBRD introduced maturity-based pricing in 2010, most countries continue to choose loans with the longest maturities despite a higher maturity premium, highlighting the value of longer maturities to member countries.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 19

Effective July 1, 2014, IBRD began offering loans with a final maturity of 35 years up from 30 years, and raised the maximum weighted average maturity to 20 years from 18 years. At the same time, IBRD revised the maturity premium to better reflect the incremental cost of capital associated with longer maturities (Table 10). While new loans approved in FY15 were spread across the maturity spectrum, borrower member countries showed a strong preference for variable-spread loans with an average maturity greater than 15 years (Table 9).

Table 9: Commitment Analysis by Maturity

In millions of U.S. dollars
	For the fiscal year ended June 30, 2015			For the fiscal year ended June 30, 2014
Maturity Bucket	Fixed Spread	Variable Spread	Total	Fixed Spread	Variable Spread	Total
< 8 years	$—	$589	$589	$—	$336	$336
8-10 years	115	344	459	—	226	226
10-12 years	295	3,368	3,663	183	3,968	4,151
12-15 years	572	2,811	3,383	427	2,888	3,315
15-18 years	1,095	7,570	8,665	1,186	8,995	10,181
>18 years	945	5,397	6,342	—	—	—
Guarantee Commitments	—	—	427	—	—	395

Total Commitments	$3,022	$20,079	$23,528	$1,796	$16,413	$18,604

Other Lending Products Currently Available

In addition to IFLs, IBRD offers loans with a deferred drawdown option, Special Development Policy Loans (SDPLs), loan-related derivatives, and loans to IFC (See Box 3).

Box 3: Other Lending Products Currently Available

Lending Product	Description
Loans with a Deferred Drawdown Option	The Development Policy Loan Deferred Drawdown Option (DPL DDO) gives borrowers the flexibility to rapidly obtain the financing they require. For example, such funds could be needed owing to a shortfall in resources caused by unfavorable economic events, such as declines in growth or unfavorable shifts in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables borrowers to access immediate funding to respond rapidly in the wake of a natural disaster. Under the DPL DDO, borrowers may defer disbursement for up to three years, renewable for an additional three years. The CAT DDO has a revolving feature and the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years (Table 10). As of June 30, 2015, the amount of DDOs disbursed and outstanding was $4.8 billion (compared to $4.8 billion on June 30, 2014), and the undisbursed amount of effective DDOs totaled $4.1 billion, compared to $4.0 billion a year earlier.

Special Development Policy Loans (SDPLs)	SDPLs support structural and social reforms by creditworthy borrowers that face a possible global financial crisis, or are already in a crisis and have extraordinary and urgent external financial needs. As of June 30, 2015, the outstanding balance of such loans was $414 million (compared to $546 million a year earlier). IBRD made no new SDPL commitments in either FY15 or FY14.

Loan-Related Derivatives	IBRD assists its borrowers with access to better risk management tools by offering derivative instruments, including currency and interest rate swaps and interest rate caps and collars, associated with their loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. Under these arrangements, IBRD passes through the market cost of these instruments to its borrowers. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $11.0 billion on June 30, 2015, compared with $11.4 billion a year earlier.

Loans with IFC	IBRD provides loans to IFC which aim to increase the usability of National Currency Paid-In Capital (NCPIC). (See Section VII for explanation of NCPIC.) As of June 30, 2015, the amount outstanding was $213 million, compared with $221 million a year earlier.

20 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Table 10: Loan Terms Available Through June 30, 2015

Basis points, unless otherwise noted
	IBRD Flexible Loan (IFL)		Special Development Policy Loans (SDPL)
	Fixed-spread Terms	Variable-spread Terms
Final maturity	35 years	35 years	5 To 10 years
Maximum weighted average maturity	20 years	20 years	7.5 years
Reference market rate	Six-month variable rate index	Six-month variable rate index	Six-month variable rate index
Spread
Contractual lending spread	50	50	200
Maturity premium	0-50[a]	0-50[a]	—
Market risk premium	10-15[a]	—	—
Funding cost margin	Projected funding spread to six-month variable rate index[b]	Actual funding spread to variable rate index of IBRD borrowings in the previous six-month period	—
Charges
Front-end fee	25	25	100
Late service charge on principal payments received after 30 days of due date[c]	50	50	—
Commitment Fee	25	25	—

	Development Policy Loan Deferred Drawdown Option	Catastrophe Risk Deferred Drawdown Option
Reference market rate	Six-month variable rate index	Six-month variable rate index
Contractual lending spread	IFL variable or fixed-spread in effect at the time of withdrawal
Front-end fee	25	50
Renewal fee	—	25
Stand-by fee	50	—

a.	Based on the weighted average maturity of the loan.
b.	Projected funding spread to variable rate index (e.g., London Interbank Offered Rate (LIBOR)) is based on the weighted average maturity of the loan.
c.	See Box 6 in Section VIII for a discussion of overdue payments.

Discontinued Lending Products

IBRD’s loan portfolio includes a number of lending products whose terms are no longer available for new commitments. These products include currency pool loans and fixed-rate single-currency loans. As of June  30, 2015, loans outstanding of about $0.7 billion carried terms no longer offered.

Waivers

Loan terms offered prior to September 28, 2007, included a partial waiver of interest and commitment charges on eligible loans. Such waivers are approved annually by the Board. For FY16, the Board has approved the same waiver rates as in FY15 for all eligible borrowers with eligible loans.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 21

Figure 11 illustrates a breakdown of IBRD’s loans outstanding and undisbursed balances by loan terms, as well as loans outstanding by currency composition. The loans outstanding after the use of derivatives for risk management purposes is discussed under Market Risk in Section VIII.

Figure 11: Loan Portfolio

In millions of U.S. dollars

Figure 11a. Loans Outstanding by Loan Terms

Figure 11b. Undisbursed Balances by Loan Terms

Figure 11c. Loans Outstanding by Currency

22 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

SECTION IV: OTHER DEVELOPMENT ACTIVITIES

IBRD offers non-lending products and services to its borrowing member countries, and to affiliated and non-affiliated organizations, to help them meet their development goals. These include financial guarantees, grants, Board of Governors-approved and other transfers, and externally-funded activities.

Guarantees

IBRD’s exposure on its guarantees, measured by discounting each guaranteed amount from its next call date, was $1.4 billion as of June 30, 2015 compared to $1.7 billion as of June 30, 2014 (Table 11).

Table 11: Guarantee Exposure

In million U.S. dollars
As of June 30,	2015	2014
Guarantees (project, policy and enclave)	$894	$1,110
Advance Market Commitment	379	507
Exposure Exchange Agreement	94	96

Total	$1,367	$1,713

IBRD offers project-based and policy-based guarantees for priority projects and programs in member countries to help mobilize private financing for development purposes. Project-based guarantees are provided to mobilize private financing for a project and/or mitigate payment and/or performance related risks of a project. Policy-based guarantees are provided to mobilize private financing for sovereign or sub- sovereign projects. IBRD’s guarantees are partial in nature as they cover risks only to the extent necessary to obtain the required private financing, taking into account country, market and, if appropriate, project circumstances. All guarantees require a sovereign counter-guarantee and indemnity, comparable to the requirement of a sovereign guarantee for IBRD lending to sub-sovereign and non-sovereign borrowers (Box 4).

Box 4: Types of Guarantees Provided by IBRD

Guarantee	Description
Project-based guarantees	Two types of project-based guarantees are offered:
1.

Loan guarantees: these cover loan-related debt service defaults caused by the government’s failure to meet specific payment and/or performance obligations arising from contract, law or regulation, in relation to a project. Loan guarantees include coverage for debt service defaults on: (i) commercial debt, normally for a private sector project; and, (ii) a specific portion of commercial debt irrespective of the cause of such default, normally for a public sector project.

	2.	Payment guarantees: These cover payment default on non-loan related government payment obligations to private entities and foreign public entities arising from contract, law or regulation.

Policy-based guarantees	These cover debt service default, irrespective of the cause of such default, on a specific portion of commercial debt owed by national or sub national government and associated with the supported government’s program of policy and institutional actions.

Enclave guarantees	In some cases, IBRD provides project guarantees in IDA-only member countries for projects that are expected to generate large economic benefits with significant developmental impact. Such guarantees are typically provided for a foreign-exchange-earning project that generates sufficient foreign exchange to cover the country’s obligations to IBRD, under the guarantee agreement.

Table 12: Pricing for IBRD Project-Based and Policy-Based Guarantees

Charges	Basis Points
Front-end fee	25
Processing fee	50	[a]
Initiation fee	15	[b]
Standby fees	25
Guarantee fee	50-100	[c]

a.	The processing fee is determined on a case-by-case basis.
b.	The initiation fee is 15 basis points of the guaranteed amount or $100,000, whichever is greater.
c.	Based on the weighted average maturity of the guarantee.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 23

In addition, IBRD has entered into the following guarantee arrangements, which are treated as financial guarantees under U.S. GAAP:

•	Advance Market Commitment (AMC): AMC is a multilateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD provides a financial platform for AMC by holding donor-pledged assets as an intermediary agent and passing them on to the Global Alliance for Vaccines and Immunization (GAVI) when appropriate conditions are met. Moreover, should a donor fail to pay, or delay paying any amounts due, IBRD has committed to pay from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. The amount of the exposure is discussed under the guarantee program (see Notes to Financial Statements: Note I-Management of External Funds and Other Services).

•	Exposure Exchange Agreement: IBRD has an exposure exchange agreement outstanding with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement.

Grants

Grant-Making Facilities (GMFs) have supported activities critical to development and are complementary to IBRD’s work. These activities are increasingly being integrated into IBRD’s overall operations, and most of these facilities as a separate funding mechanism, will be phased out over the next three years. In FY15, IBRD deployed $110 million under this program, compared with $162 million in FY14. These amounts are reflected in contributions to special programs on IBRD’s Statement of Income.

Board of Governors-Approved and Other Transfers

In accordance with IBRD’s Articles, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. During FY15, IBRD transferred $635 million to IDA, $55 million to the Trust Fund for Gaza and the West Bank and $15 million to the Global Infrastructure Facility. During FY14, IBRD transferred $621 million to IDA and $55 million to the Trust Fund for Gaza and the West Bank. In addition, a transfer of $10 million of financial remedies received from sanctions settlements and placed into restricted retained earnings in FY12, was made in accordance with the proposal approved by the Board in FY15 (See Note G: Retained Earnings, Allocations and Transfers in the Notes to the Financial Statements).

Externally Funded Activities

External funds have become an integral part of IBRD’s activities. Mobilization of external funds from third-party partners includes trust funds. Additional external funds include reimbursable funds and fee based services from member countries, which are related to RAS, EFO, and RAMP.

Reimbursable Advisory Services (RAS)

IBRD offers technical assistance and other advisory services to its member countries, in connection with, and independent of, lending operations. This assistance responds to borrowers’ growing demand for strategic advice, knowledge transfer, and capacity building. Available services include assigning qualified professionals to survey developmental opportunities in member countries; analyzing member countries fiscal, economic, and developmental environments; helping members devise coordinated development programs; and improving their asset and liability management techniques.

While most of IBRD’s advisory services are financed by its own budget or donor contributions (e.g., trust funds), clients may also pay for services through RAS. RAS allow IBRD to offer advisory services that clients demand but that cannot be funded by IBRD in full within its existing budget. Annual revenues of RAS have more than tripled over the past five years, reaching $53 million in FY15 (Figure 12).

24 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Figure 12: Trend in RAS Revenues, FY09 - FY15

In millions of U.S. dollars

Trust Fund Activity

Trust Funds are an integral part of IBRD’s resource envelope, providing IBRD with resources and added flexibility in providing development solutions that serve member recipients and donors alike. The partnerships funded by trust funds often serve as a platform from which IBRD and its partners can draw on the WBG’s diverse technical and financial resources to achieve development goals that cannot be addressed effectively by any single partner, given their complexity, scale, and scope. IBRD’s roles and responsibilities in managing trust funds depend on the type of fund, outlined as follows:

•	IBRD-Executed Trust Funds (BETF’s): IBRD, alone or jointly with one or more of its affiliated organizations, manages the funds and implements or supervises the activities financed. These trust funds support IBRD’s work program.

•	Recipient-Executed Trust Funds (RETF’s): Funds are provided to a third party, normally in the form of project grant financing, and are supervised by IBRD.

•	Financial Intermediary Funds (FIFs): IBRD, as trustee, administrator, or treasury manager, offers an agreed set of financial and administrative services, including managing donor contributions.

In FY15, IBRD recorded $52 million ($56 million in FY14) as revenue for the administration of its trust fund portfolio. IBRD, as an executing agency, disbursed $437 million in FY15 ($409 million in FY14) of trust fund program funds (see Notes to Financial Statements: Note I-Management of External Funds and Other Services).

Externally Financed Outputs (EFOs)

IBRD offers donors the ability to contribute to its projects and programs. Contributions for EFOs are recorded as restricted income when received. The restriction is released once the funds are used for the purposes specified by donors. In FY15, IBRD had $24 million of income, compared with $23 million in FY14.

Financial Products and Services

IBRD plays an active role in designing financial products and structuring transactions to help clients mobilize resources for development projects and mitigate the financial effects of market volatility and disasters. IBRD also provides financial and advisory services in debt, asset, and commodity risk management to help governments, official sector institutions, and development organizations, build institutional capacity to protect and expand financial resources.

Managing Financial Risks for Clients

IBRD helps member countries build resilience to shocks by facilitating access to risk management solutions to mitigate the financial effects of currency, interest rate, and commodity price volatility; disasters; and extreme weather events. Financial solutions can include currency, interest rate, and commodity-price hedging transactions and disaster risk financing through catastrophe derivatives and bonds, insurance and reinsurance contracts, and regional pooling facilities. IBRD’s disaster risk financing products can also cover other risks such as those related to epidemics and pandemics. In FY15, the previous authorization for providing hedging products not related to IBRD’s loans (“non-IBRD hedges”) was enhanced to include hedges for assets, commodities and indices, in addition to interest rate and currency swaps.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 25

During FY15, IBRD intermediated the following risk management transactions for clients:

•	Affiliated Organization: To assist IDA with its asset/liability management, during FY15, IBRD executed $668 million in currency derivatives.

•	Unaffiliated Organization: To assist the International Finance Facility for Immunization (IFFIm) with its asset/liability management strategy, IBRD executes currency and interest rate swaps on its behalf. During FY15, IBRD executed $500 million of interest rate derivatives under this agreement. IBRD, as Treasury Manager, is IFFIm’s sole counterparty and enters into offsetting swaps with market counterparties.

(See Section VIII for a detailed discussion of IBRD’s risk mitigation of these derivative transactions.)

Asset Management

The Reserves Advisory and Management Program (RAMP) provides capacity building to support the sound management of official sector assets. Clients include central banks, sovereign wealth funds, national pension funds, and supranational organizations. The main goal of RAMP is to help clients upgrade their asset management capabilities, including portfolio and risk management, operational infrastructure, and human resources capacity. Under most of these arrangements, IBRD is responsible for managing a portion of the assets of these institutions and, in return, it receives a fee based on the average value of the portfolios. The fees are used to provide training and capacity-building services. On June 30, 2015, the assets managed for RAMP under these agreements were valued at $28.4 billion ($18.4 billion a year earlier). In addition to RAMP, IBRD also invests and manages investments on behalf of IDA, MIGA, and trust funds. These funds are not included in the assets of IBRD. During FY15, IBRD recorded $27 million ($26 million in FY14) as revenue from these asset management services.

As noted in the discussion of Trust Fund Activities above, IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses, in accordance with administration agreements with donors. These funds are held in trust and, except for undisbursed third-party contributions made to IBRD-executed trust funds, are not included on IBRD’s balance sheet. The cash and investment assets held in trust by IBRD as administrator and trustee in FY15 totaled $23.2 billion, of which $142 million (compared to $145 million in FY14) relates to IBRD contributions to these trust funds (Table 13).

Table 13: Cash and Investment Assets Held in Trust

In millions of U.S dollars
As of June 30,	2015	2014
IBRD-executed	$248	$249
Jointly executed with affiliated organizations	787	679
Recipient-executed	3,387	3,451
Financial intermediary funds	14,756	14,616
Execution not yet assigned[a]	4,035	3,525

Total fiduciary assets	$23,214	$22,520

a.	These represent assets held in trust for which the determination as to the type of execution is yet to be finalized.

26 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

SECTION V: INVESTMENT ACTIVITIES

IBRD holds investments that aim to strike the right balance between safety and yield and that enhance its capacity to carry out development activities. As of June 30, 2015, IBRD’s investment portfolio consisted mainly of the liquid asset portfolio.

Liquid Asset Portfolio

This portfolio is composed largely of assets denominated in, or swapped into, U.S. dollars, with net exposure to short-term interest rates after derivatives. The portfolio has an average duration of less than three months, and the debt funding these liquid assets has a similar currency and duration profile. This is a direct result of IBRD’s exchange-rate and interest-rate-risk-management policies (Section VIII), combined with appropriate investment guidelines. In addition to monitoring gross investment returns relative to their benchmarks, IBRD also monitors overall investment earnings net of funding costs (Section II).

This portfolio is managed with the goal of prioritizing principal protection and thus ensuring sufficient cash flow to meet all of IBRD’s financial commitments. IBRD seeks a reasonable return on this portfolio using prudent asset- and risk-management techniques (Section VIII).

IBRD’s liquid assets are held mainly in highly rated, fixed-income instruments (See Box 7 for eligibility criteria for investments). These include government and agency obligations, time deposits, and other unconditional obligations of banks and financial institutions. IBRD also holds currency and interest rate derivatives (including currency forward contracts), asset-backed securities (including mortgage-backed securities), swaption contracts, and exchange-traded options and futures (Figure 13).

Figure 13: Liquid Asset Portfolio by Asset Class

In millions of U.S. dollars

The liquid asset portfolio is held in three sub-portfolios: Stable, Operational, and Discretionary, each with different risk profiles and performance guidelines (Figure 14). The Discretionary Portfolio was liquidated in FY14 and the proceeds transferred to the Operational Portfolio. However, in FY15, the portfolio was reinstated (Figure 14).

•	Stable portfolio is mainly an investment portfolio holding the prudential minimum level of liquidity, set at the start of each fiscal year.

•	Operational portfolio is used to meet IBRD’s day-to-day cash flow requirements.

•	Discretionary portfolio gives IBRD the flexibility to execute its borrowing program and can be used to tap attractive market opportunities.

Figure 14: Liquid Asset Portfolio Composition

In millions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 27

IBRD keeps liquidity volumes above a prudential minimum equal to the highest six months of projected debt-service obligations plus one-half of projected net disbursements on approved loans for the upcoming fiscal year. The prudential minimum is held in the Stable portfolio (see Section VIII for details of how IBRD manages liquidity risk).

As of June 30, 2015, the liquid asset portfolio totaled $44.0 billion, $2.4 billion above a year earlier, reflecting the higher debt service and loan disbursements for the year.

During FY15 IBRD earned a financial return of 0.20% on its liquid asset portfolio, compared to 0.14% in the same period last year. The higher financial return in FY15 was primarily due to the lower unrealized mark-to-market losses in FY15 as compared with FY14, on a debt investment in a security issued by an Austrian bank, Hypo Alpe-Adria. This investment had a carrying value of $13 million as of June 30, 2015 ($88 million as of June 30, 2014 and $214 million as of June 30, 2013).

Table 14: Liquid Asset Portfolio - Average Balances and Returns

In millions of U.S. dollars, except rates which are in percentages
	Average Balances		Financial Returns (%)
	2015	2014	2015		2014
Liquid asset portfolio
Stable	$26,101	$24,561	0.18	[a]	0.12	[a]
Operational	10,320	9,368	0.18		0.15
Discretionary	4,941	735	0.37		0.55

	$41,362	$34,664	0.20%		0.14%

a.	Excluding the effect of the unrealized mark-to-market losses on a debt investment in a security issued by an Austrian bank, Hypo Alpe-Adria, the returns on the stable portfolio would have been 0.41% for FY15 (0.59% for FY14).

The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity, with $26.3 billion (approximately 60% of total volume) maturing within six months, of which $12 billion is expected to mature within one month.

Other Investments

In addition to the liquid asset portfolio, the investment portfolio also includes holdings related to AMC, PCRF and PEBP.

As of June 30, 2015, investments relating to AMC had a net carrying value of $156 million, compared with $280 million a year earlier (Notes to Financial Statements, Note I: Management of External Funds and Other Services).

The PCRF had a net carrying value of $60 million on June 30, 2015, compared with $44 million a year earlier (Section II), while the PEBP had a net carrying value of $906 million as of June 30, 2015, compared with $816 million on June 30, 2014. PEBP assets do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. These assets are invested mainly in fixed-income, equity instruments, and alternative investments.

28 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

SECTION VI: BORROWING ACTIVITIES

IBRD issues securities in the international capital markets to raise funds for its development activities. It borrows at attractive rates underpinned by its strong financial profile and shareholder support that together are the basis for its triple-A credit rating.

IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. Under its Articles, IBRD may borrow only with the approval of the member in whose market the funds are raised and the approval of the member in whose currency the borrowing is denominated and only if the member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

As a result of its financial strength and triple-A credit rating, IBRD is generally recognized as a premier borrower and its bonds and notes are viewed as a high credit quality investment in the global capital markets. IBRD uses the proceeds to finance development activities in both middle-income countries and in creditworthy low-income countries eligible to borrow from IBRD at market-based rates. IBRD has offered bonds and notes in more than 40 currencies and has opened up new markets for international investors by issuing in emerging-market currencies. In FY15, IBRD raised $57.1 billion of debt in 20 different currencies.

IBRD issues short-term debt (maturing in one year or less), and medium- and long-term debt (with a maturity greater than one year). IBRD strategically calls its debt to reduce the cost of borrowings; it may also repurchase its debt to meet such other operational or strategic needs as providing liquidity to its investors (Table 16).

Funding raised in any given year is used for IBRD’s general operations, including loan disbursements, replacement of maturing debt, and prefunding for future lending activities. IBRD determines its funding requirements based on a three-year rolling horizon and funds about one-third of the projected amount in the current fiscal year.

Short-Term Borrowings

Discount Notes

IBRD’s short-term borrowings consist mainly of discount notes issued in U.S. dollars (Table 15). These borrowings have a weighted average maturity of approximately 90 days. The outstanding balance of discount notes as of June 30, 2015 was lower than a year earlier, as IBRD extended the duration of the borrowing program through medium and long-term debt issuance.

Securities Lent or Sold under Repurchase Agreements

These short-term borrowings are secured mainly by highly-rated collateral in the form of securities, including government-issued debt, and have an average maturity of less than 30 days. The FY15 average balance is higher than a year earlier to take advantage of favorable market conditions.

Other Short-Term Borrowings

Other short-term borrowings have maturities of one year or less. The outstanding balance as of June 30, 2015 was higher than a year earlier largely because of changes in investor demand.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 29

Table 15: Short-Term Borrowings

In millions of U.S. dollars, except rates which are in percentages
As of June 30,	2015	2014	2013
Discount notes[a]
Balance at year-end	$4,308	$8,729	$10,365
Average daily balance during the fiscal year	$6,136	$15,188	$6,929
Maximum month-end balance	$8,207	$19,969	$10,385
Weighted-average rate at the end of fiscal year	0.10%	0.11%	0.12%
Weighted-average rate during the fiscal year	0.10%	0.12%	0.13%
Securities lent or sold under repurchase agreements [b]
Balance at year-end	$822	$150	$2,655
Average monthly balance during the fiscal year	$773	$409	$440
Maximum month-end balance	$2,071	$2,515	$2,655
Weighted-average rate at the end of fiscal year	0.30%	0.08%	0.08%
Weighted-average rate during the fiscal year	0.17%	0.09%	0.08%
Other short-term borrowings[a,c]
Balance at year-end	$772	$608	$1,905
Average daily balance during the fiscal year	$803	$1,298	$820
Maximum month-end balance	$1,191	$1,703	$1,905
Weighted-average rate at the end of the fiscal year	0.15%	0.10%	0.28%
Weighted-average rate during the fiscal year	0.16%	0.10%	0.32%

a.	After swaps.
b.	Excludes PEBP securities.
c.	At amortized cost.

Medium- and Long-Term Borrowings

In FY15, medium- and long-term debt raised directly by IBRD in the capital markets amounted to $57.1 billion with an average maturity to first call of 4 years (Table 16). The increase in debt issuances in FY15 is primarily a result of increased debt maturing during the year, partial replacement of short-term debt, and in loan disbursements for FY15.

Table 16: Funding Operations Indicators

For the fiscal year ended June 30,	2015	2014
Issuances[a]
Medium- and long-term funding raised (In millions of U.S.dollars)	$57,142	$50,483
Average maturity to first call date (years)	4.0	3.3
Average maturity to contractual final maturity (years)	5.1	4.0
Maturities
Medium- and long-term funding matured (In millions of U.S.dollars)	$28,269	$22,892
Average maturity of debt matured (years)	4.5	4.0
Called/Repurchased
Medium- and long-term funding called/repurchased (In millions of U.S.dollars)	$15,513	$10,910

a.	Expected life of IBRD’s bonds are generally between first call date and the contractual final maturity.

Table 17 illustrates the maturity profile of medium- and long-term debt as of June 30, 2015.

Table 17: Maturity Profile

In millions of U.S. dollars
		As of June 30, 2015
	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due After 5 years	Total
Non-Structured borrowings	$29,909	$29,219	$20,038	$16,365	$9,620	$31,210	$136,361
Structured borrowings	2,316	1,910	2,469	1,225	6,475	5,171	19,566

Total	$32,225	$31,129	$22,507	$17,590	$16,095	$36,381	$155,927

30 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Most of IBRD’s medium- and long-term borrowings issued during the year are in U.S. dollars (Figure 15).

Figure 15: Medium- and Long-Term Borrowings Raised by Currency, Excluding Derivatives

IBRD uses derivatives in connection with its borrowings to diversify funding sources and offer a wide range of debt products to investors (Figure 16). New medium- and long-term funding is swapped into variable-rate U.S. dollars instruments, with conversion to other currencies carried out subsequently, in accordance with loan funding requirements. IBRD also uses derivatives to manage the re-pricing risks between loans and borrowings (Section VIII).

Figure 16: Effect of Derivatives on Currency Composition of the Borrowing Portfolio–June 30, 2015

*	Denotes percentage less than 0.5%

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 31

SECTION VII: CAPITAL ACTIVITIES

As of June 30, 2015, IBRD had 188 member countries, with the top five accounting for 41% of the total voting power (Figure 17). The percentage of shares held by members with credit ratings of AA and above was 41% (Figure 18).

The United States is IBRD’s largest shareholder, with 16.16% of total voting power. Accordingly, it also has the largest share of IBRD’s uncalled capital, $40.5 billion, or 17.04% of total uncalled capital. Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay approximately $7.7 billion of the uncalled portion of the subscription of the United States, if called for use by IBRD, without need for further congressional action.

The balance of the uncalled portion of the U.S. subscription, $32.8 billion, has been authorized but not appropriated by the U.S. Congress. Further action by the U.S. Congress is required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

Figure 17: Voting Power of Top Five Members as of June 30, 2015	Figure 18: Credit Ratings Composition of Member Countries, as of June 30, 2015.

Capital Increases

In 2010, to enhance IBRD’s financial capacity following its response to the global economic crisis, IBRD’s shareholders agreed to a package of financial measures. The package included an increase in IBRD’s authorized capital and a General Capital Increase (GCI), which became effective in FY11. Concurrently, as part of the “Voice reforms” aimed at enhancing the voice and participation of Developing and Transitional Countries (DTCs) in IBRD, shareholders agreed to two Selective Capital Increases (SCI), one of which was for allocating fully callable shares to certain DTCs. As a result of these capital increases, the voting power of DTCs increased to 45.1% as of June 30, 2015, from 42.6% as of June 30, 2008.

The GCI subscription period is for five years and ends March 16, 2016. On March 30, 2015, the subscription period for the SCI was extended from March 16, 2015 to March 16, 2016 for members requesting extensions of one year, and to March 16, 2017 for members requesting extensions of two years.

As a result of the GCI and SCIs, IBRD is expected to receive $87 billion of subscribed capital, of which $5.1 billion will be paid in, as follows:

•	GCI of $58.4 billion, of which $3.5 billion will be paid in. As of June 30, 2015, $39.6 billion has been subscribed and $2.4 billion paid in.

•	SCI of $27.8 billion, of which $1.6 billion will be paid in. As of June 30, 2015, $22.2 billion has been subscribed and $1.3 billion paid in.

•	SCI of $0.9 billion which represented the allocation of fully callable shares to certain DTCs and for which a paid-in amount was not required. As of June 30, 2015, $0.8 billion was subscribed.

32 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Table 18: Breakdown of IBRD Subscribed Capital

In millions of U.S. dollars, except ratios which are in percentages
As of June 30,		2015	2014	Variance
Subscribed capital
Paid-in	6%	$15,192	$14,005	$1,187
Subject to call	94%	237,629	218,786	18,843

Total	100%	$252,821	$232,791	$20,030

Subscribed Capital

The $20 billion increase in IBRD’s subscribed capital was due to subscriptions by members in connection with the GCI and SCIs.

Uncalled Portion of Subscribed Capital

As of June 30, 2015, total uncalled portion of subscriptions was $237,629 million. Of this amount, $202,257 million may be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. The remaining uncalled portion of subscriptions of $35,372 million is to be called only when required to meet obligations for funds borrowed or on loans guaranteed by it, pursuant to resolutions of Board of Governors (though such conditions are not required by the Articles). While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD’s capital. Any such calls are required to be uniform, but the obligations of IBRD’s members to make payment on such calls are independent of one another. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right to make further calls until the amounts received are sufficient to meet such obligations. On any such call or calls, however, no member is required to pay more than the unpaid balance of its capital subscription.

Paid-In Capital

Paid-in capital has two components:

•	The U.S. dollar portion, which is freely available for use by IBRD.

•	NCPIC portion, usage of which is subject to certain restrictions under the Articles. This paid-in component is also subject to Maintenance-Of-Value (MOV) requirements. For additional details see the Notes to the Financial Statements–Note A: Summary of Significant Accounting and Related Policies.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 33

Usable Paid-In Capital

Usable paid-in capital represents the portion of paid-in capital that is available to support IBRD’s risk bearing capacity and includes all U.S. dollar paid-in capital, as well as NCPIC for which restrictions for use have been lifted (referred to as released NCPIC). The adjustments made to paid-in capital to arrive at usable capital are provided in Table 19 below.

Table 19: Usable Paid-In Capital

In millions of U.S dollars
As of June 30,	2015	2014	Variance
Paid-in Capital	$15,192	$14,005	$1,187
Adjustments for deferred MOV on released NCPIC
Net deferred MOV (receivable) payable[a]	(174)	382	(556)
Adjustments for unreleased NCPIC comprising
Restricted cash	(58)	(57)	(1)
Demand notes	(304)	(406)	102
MOV receivable	(365)	(221)	(144)
MOV payable	6	11	(5)

	(721)	(673)	(48)

Usable paid-in capital	$14,297	$13,714	$583

a.	The MOV on released NCPIC is considered to be deferred.

The $583 million increase in usable capital between FY15 and FY14 was primarily due to the following:

•	Paid-in Capital: The increase of $1,187 million reflects subscriptions by members in connection with the GCI and SCI.

•	Changes in released NCPIC: The movement in net deferred MOV of $556 million was mainly due to exchange rate movements in euro and Japanese Yen on account of the annual MOV assessment.

•	Changes in unreleased NCPIC: The decrease of $48 million relates primarily to an increase in MOV receivable of $144 million partially offset by lower demand notes of $102 million, driven mainly by exchange rate movements.

34 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

SECTION VIII: FINANCIAL RISK MANAGEMENT

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk framework is designed to enable and support the institution to achieve its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities which include lending, borrowing and investing (Box 5). The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to financial risks in its liquid asset and derivative portfolios, where the major risks are market, liquidity, and counterparty risks. The Board, particularly the Audit Committee, periodically reviews trends in IBRD’s risk profiles and performance, as well as any major developments in risk management policies and controls.

Box 5: Summary of IBRD’s Specific Risk Categories

Types of Financial Risk	How the Risk is Managed
Credit Risk

Country Credit Risk	Individual country exposure limits and IBRD’s credit-risk-bearing capacity

Counterparty Commercial Credit Risk	Counterparty credit limits and collateral

Market Risk

Interest Rate Risk	Interest rate derivatives to match the sensitivity of assets and liabilities

Exchange Rate Risk	Currency derivatives to match the currency composition of assets and liabilities

Liquidity Risk	Prudential minimum liquidity level

Operational Risk	Risk assessment and monitoring of key risk indicators and events

Governance Structure

Management believes that effective financial risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities. The risk management governance structure supports Management in its oversight function, particularly in coordinating different aspects of risk management and in connection with risks that are common across functional areas.

Organizational Structure

The office of the Chief Risk Officer (CRO) is responsible for leading the risk management function at IBRD, with primary oversight responsibility of financial and operational risks. In addition, the CRO works closely with IFC, MIGA, and IDA’s management to review, measure, aggregate, and report on risks and share best practices. The CRO also helps enhance cooperation between the entities and increase knowledge sharing in the risk management function. The following three departments report directly to the CRO:

•	The Credit Risk Department identifies, measures, monitors, and manages country credit risk faced by IBRD. By agreement with the Board, the individual country credit risk ratings are not shared with the Board and are not made public. In addition, this department assesses loan portfolio risk, determines the adequacy of provisions for losses on loans and other exposures, and monitors borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining the overall country programs and lending operations, and they are included in the assessment of IBRD’s capital adequacy. Furthermore, whenever a new financial product is being considered for introduction, this department reviews any implications for country credit risk.

•	The Market and Counterparty Risk Department is responsible for market, liquidity, and counterparty credit risk oversight, assessment, and reporting. It does these in coordination with IBRD’s financial managers responsible for the day-to-day execution of trades for the liquid asset and derivatives portfolios within applicable policy and guideline limits. The department’s responsibilities include establishing and maintaining guidelines, volume limits, and risk oversight processes to facilitate effective monitoring and control; it also provides reports to the Audit Committee and the Board on the extent and nature of risks, risk management, and oversight. The department is also responsible for ensuring effective oversight, which includes: i) maintaining sound credit assessments, ii) addressing transaction and product risk issues, iii) providing an independent review function, iv) monitoring market and counterparty risk in the investment, borrowing and client operation portfolios, and v) implementing the model risk governance framework.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 35

•	The Operational Risk Department provides direction and oversight for operational risk activities by business unit partners in Finance and Technology and collaborates closely on such issues with Legal and Human Resources. The department’s key operational risk management responsibilities include (i) administering the Operational Risk Committee (ORC) for IBRD, (ii) implementing the operational risk management framework which is aligned with Basel principles and providing direction to business unit partners to ensure consistent application (iii) assisting and guiding business unit partners in identifying and prioritizing significant operational risks and enabling monitoring and reporting of risks through suitable metrics (or risk indicators) and (iv) helping identify emerging risks and trends through monitoring of internal and external risk events. The department is also responsible for business continuity management, and enterprise risk management functions.

Risk Committees

The financial risk governance structure comprises the following committees.

The Finance and Risk Committee (FRC), which became operational in FY15, provides a governance structure for decisions that may have credit, financial or operational risk implications. The FRC was established under the authority of the Managing Director and WBG Chief Financial Officer (MDCFO) to approve, clear, or discuss: (a) Policy and Procedure Documents related to financial integrity, income sustainability and balance sheet strength, and (b) issues and new business with policy implications related to IBRD’s financial and operational risks in the areas of finance, which include credit, market, liquidity, model and operational risks, as well as information technology, information security, corporate security and business continuity. The FRC helps to integrate individual components of finance and risk management activities by building on mechanisms and processes already in place, and provides a forum for discussing and communicating significant risk related issues. Depending upon the particular topic or policy considered, the Committee’s decisions are (i) implemented, (ii) sent to the President or Senior Management Team as a recommendation, or (iii) sent through the President to the Executive Directors as a recommendation. The FRC, which is chaired by the MDCFO, meets at least quarterly and more often when needed.

In addition to the FRC, several risk-related committees work under the authority of the MDCFO and the CRO, which provide technical expertise and guidance on new initiatives and operational risk issues:

•	New Business Committee provides advice, guidance and recommendations to the FRC, by performing adequate due diligence prior to introducing a new product or service to ensure that Management has a comprehensive understanding of the rationale, costs, risks and rewards of the product or service being considered. The committee which is a standing Committee of the FRC, will be operational in FY16.

•	Country Credit Risk Committee monitors aspects of country credit risk, in particular, reviewing the provision for losses on loans and guarantees taking into account, among other factors, any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and non-accrual portfolios.

•	Operational Risk Committee provides a mechanism for integrated review and response across the finance and technology functions on operational risks associated with people, processes, and systems including business continuity and recognizing that business units remain responsible for managing operational risks. The Committee’s key responsibilities include monitoring significant operational risk matters and events on a quarterly basis to ensure that appropriate risk-response measures are taken, and reviewing and concluding on IBRD’s overall operational risk profile.

Capital Adequacy

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework seeks to ensure that IBRD’s capital is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon. Under this framework, IBRD evaluates its capital adequacy as measured by stress tests and an appropriate minimum level for the long term equity-to-loans ratio. For FY15, the outcome of the stress tests was satisfactory.

The framework was first adopted in 2008, based on an assessment of historical non-accrual shock size over the previous ten years. Since 2008, IBRD’s portfolio credit quality has improved significantly, as a result of which the capital adequacy framework was reviewed in FY14 and the minimum equity-to-loans ratio of 23% was reduced to 20% (Figure 19). The lowering of the equity-to-loans ratio allows IBRD to use shareholder capital more effectively to support a larger volume of development lending and thus enhance IBRD’s commitment capacity, including for responding to potential crises.

36 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Figure 19: Equity-to-Loans Ratio

At the beginning of the 2008 global financial crisis, the equity-to-loans ratio, at 38%, significantly exceeded the capital requirements of the Strategic Capital Adequacy Framework, allowing IBRD to respond effectively to the borrowing needs of its member countries, resulting in the higher leveraging of IBRD’s capital and a corresponding decline in the ratio. This is part of a strategy to maximize the use of capital for lending operations.

Table 20: Equity-to-Loans Ratio

In millions of U.S. dollars
			Variance
As of June 30,	2015	2014	Total	Due to Translation Adjustment	Due to Activities
Usable paid-in capital (Table 19)	$14,297	$13,714	$583	$(646)	$1,229
Special reserve	293	293	—	—	—
General reserve[a]	26,925	26,889	36	—	36
Cumulative translation adjustment[b]	(593)	596	(1,189)	(1,189)	—
Other adjustments[c]	(727)	(1,025)	298	—	298

Equity (usable equity)	$40,195	$40,467	$(272)	$(1,835)	$1,563

Loans outstanding	$156,802	$153,797	$3,005	$(7,017)	$10,022
Present value of guarantees	894	1,109	(215)	(175)	(40)
Effective but undisbursed DDOs	4,095	3,917	178	—	178
Relevant accumulated provisions	(1,592)	(1,667)	75	3	72
Deferred loan income	(418)	(418)	—	—	—
Other exposures	550	534	16	(120)	137

Loans	$160,331	$157,272	$3,059	$(7,309)	$10,369

Equity-to-Loans Ratio	25.1%	25.7%	(0.60)%

a.	The June 30, 2015 amount includes proposed transfers to the General Reserve out of FY15 net income.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments comprise the net underfunded status of IBRD’s pension plans and income earned on PEBP assets prior to FY 2011.

IBRD’s equity-to-loans ratio decreased to 25.1% as of June 30, 2015, from 25.7% as of June 30, 2014, and remained above the minimum level of 20% (Table 20). The decrease in the ratio was primarily due to the $10 billion increase in net positive loan disbursements during the year. This was partially offset by the $1.2 billion increase in usable paid-in capital due to the GCI/SCI subscriptions (Table 19). Under IBRD’s currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies. As a result, the exchange rate movements during the year, which were primarily due to the 18% depreciation of the euro against the U.S. dollar, did not have an impact on IBRD’s equity-to-loans ratio.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 37

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD’s mandate is to take only sovereign credit risk in its lending activities. Within country credit risk, three distinct types of risks can be identified: idiosyncratic risk, correlation risk, and concentration risk. Idiosyncratic risk is the risk of an individual borrowing country’s exposure falling into nonaccrual status for country-specific reasons (such as policy slippage or political instability). Correlation risk is the risk that exposure to two or more borrowing countries will fall into non-accrual in response to common global or regional economic, political, or financial developments. Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into non-accrual, would result in IBRD’s financial health being excessively impaired. Concentration risk needs to be evaluated both on a stand-alone basis (exposure of one borrowing country) and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, IBRD’s exposure to a common risk is elevated.

To estimate idiosyncratic risk and stand-alone concentration risk, the Credit Risk Department looks at IBRD’s exposure to each borrowing country and each borrowing country’s expected default to IBRD as captured in its credit rating. For correlation risk, the Credit Risk Department models the potential common factors that could impact borrowing countries simultaneously. The existence of correlation increases the likelihood of large non-accrual events, as most of these nonaccrual events involve the joint default of two or more obligors in the portfolio.

IBRD manages country credit risk by using individual country exposure limits, and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowing countries account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed for each borrowing country, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of DDOs that have become effective, among other potential exposures. Under current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the SBL.

Equitable Access Limit

The Equitable Access Limit is equal to 10% of IBRD’s Statutory Lending Limit (SLL); the limit was $28 billion as of June 30, 2015. Under IBRD’s Articles of Agreement, as applied, total IBRD loans outstanding, including participation in loans and callable guarantees, may not exceed the sum of unimpaired subscribed capital, reserves and surplus. The SLL seeks to ensure that sufficient resources are available to meet IBRD’s obligations to bondholders in the highly unlikely event of substantial and historically unprecedented losses on IBRD’s loans. At June 30, 2015, the SLL totaled $280 billion, of which the outstanding loans and callable guarantees totaled $157 billion, or 56% of the SLL.

Single Borrower Limit (SBL)

The SBL is established, in part, by assessing its impact on overall portfolio risk relative to equity. The SBL caps the maximum exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. For all other countries the individual country exposure limits are set below the SBL. The SBL was $20 billion for India and $19 billion for the other four SBL borrowing countries (Brazil, China, Indonesia, and Mexico) in FY15, and will remain unchanged for FY16. A surcharge of 50 basis points a year was introduced on loans and other exposures for the incremental exposure above the previous SBL ($17.5 billion for India and $16.5

38 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

billion for the other four SBL borrowing countries), to help support the increase in the SBL. The surcharge helps fund the increase and acknowledges that the added concentration heightens the risk for IBRD. The SBL increase allows for additional engagement in countries with large, poor populations. As of June 30, 2015, no surcharge was applicable to any of the five countries, since they were all below their previous SBL.

Under certain circumstances, IBRD would be able to continue to lend to a borrower above the single-borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement must be approved in advance by IBRD’s Board. Previously, IBRD entered into separate arrangements with China for managing its exposure in the event that it exceeded the SBL. As of June 30, 2015, the exposure to China remains below the SBL and the agreement has not been utilized.

The ten countries with the highest exposures accounted for about 67% of IBRD’s total exposure (Figure 20). IBRD’s largest exposure to a single borrowing country—Brazil, was $15.4 billion on June 30, 2015.

The current exposure data presented is at a point in time. Monitoring these exposures relative to the limit, however, requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Figure 20: Country Exposures as of June 30, 2015

In billions of U.S. dollars

IBRD’s exposure to certain countries in the Europe and Central Asia Region experiencing geo-political tensions, was $5.4 billion as of June 30, 2015. This represents 3.3% of IBRD’s total loans outstanding and other exposures. At June 30, 2015, no amounts were overdue from these countries.

Credit-Risk-Bearing Capacity

Management uses risk models to estimate the size of a potential non-accrual shock that IBRD could face over the next three years at a given confidence level. The model-estimated non-accrual shock is a single measure of the credit quality of the portfolio that combines the following:

•	IBRD’s country-credit-risk ratings and their associated expected risk of default;

•	Covariance risks;

•	The loan portfolio’s distribution across risk rating categories; and

•	The exposure concentration.

The shock estimated by this risk model is used in IBRD’s capital adequacy testing to determine the impact of potential non-accrual events on equity and income earning capacity.

Probable Losses, Overdue Payments, and Non-Performing Loans

The loan-loss provision is calculated by taking into account IBRD’s exposure, the expected default frequency (EDF), or probability of default, and the assumed loss in the event of default. Probable losses inherent in the loan portfolio attributable to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses owing to country credit risk are covered by equity.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 39

When a borrower fails to make payments on any principal, interest, or other charge due to IBRD, IBRD may suspend disbursements immediately on all loans to that borrower. IBRD’s current practice is to exercise this option using a graduated approach (Box 6). These practices also apply to member countries eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue. It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. As of June 30, 2015, no IBRD borrowing countries in the accrual portfolio had overdue payments beyond 30 days.

Box 6: Treatment of Overdue Payments

Overdue by 30 days	Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007, and September 27, 2007, if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower will pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.

Overdue by 45 days	In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.

Overdue by 60 days	In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to, or guaranteed by, the member country are suspended until all overdue amounts are paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements can be made to a member country upon the Board’s approval.

Overdue by more than six months	All loans made to, or guaranteed by, a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income for the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case-by-case basis; in certain cases, this decision may be deferred until after a suitable period of payment performance has passed.

As of June 30, 2015, only 0.3% of IBRD’s loans were in nonaccrual status and they all related to Zimbabwe. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.0% of its total loan portfolio (Notes to Financial Statements, Note D: Loans and Other Exposures).

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk. Commercial counterparty credit risk is concentrated in IBRD’s investment portfolio and in debt instruments issued by sovereign governments, agencies, banks, and corporate entities. Most of these investments are in AAA- and AA-rated instruments.

Commercial Counterparty Credit Risk

This is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

IBRD mitigates the counterparty credit risk from its investment and derivative holdings through the credit approval process, the use of collateral agreements and risk limits, and other monitoring procedures. The credit approval process involves evaluating counterparty and security-specific creditworthiness, assigning internal credit ratings and limits, and determining the risk profile of specific transactions. Credit limits are calculated and monitored, taking into account current market values, estimates of potential future movements in those values, and counterparty collateral agreements. If a collateral agreement exists, the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and highly liquid investment securities.

40 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Derivative Instruments

In the normal course of its business, IBRD enters into various derivative and foreign exchange financial instruments transactions. These are used mainly to meet the financial needs of IBRD borrowers and to manage the institution’s exposure to fluctuations in interest and exchange rates. These transactions are conducted with other financial institutions and, by their nature, entail commercial counterparty credit risk.

For derivative products, IBRD uses the estimated replacement cost of the derivative to measure credit risk exposure. While the contractual principal amount of derivatives is the most commonly used volume measure in derivative markets, it does not measure credit or market risk.

Under mark-to-market collateral arrangements, when IBRD is in a net receivable position higher than the agreed upon collateral threshold allocated to a counterparty, counterparties are required to post collateral with IBRD. As of June 30, 2015, IBRD had received collateral of cash and securities totaling $5 billion.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. (For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see Notes to Financial Statements: Note F–Derivative Instruments.)

Investment Securities

The General Investment Authorization for IBRD, approved by the Board, grants the basic authority for IBRD to invest its liquid assets. Furthermore, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including which instruments are eligible for investment, and establish risk parameters relative to benchmarks. These include an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as clear lines of responsibility for risk monitoring and compliance. Credit risk is controlled by applying eligibility criteria (Box 7).

The overall market risk of the investment portfolio is subject to a consultative loss limit to reflect a level of tolerance for the risk of underperforming the benchmark in any fiscal year. IBRD has procedures in place to monitor performance against this limit and potential risks, and it takes appropriate actions if the limit is reached.

Box 7: Eligibility Criteria for IBRD’s Investments

Instrument Securities	Description
Sovereigns	IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, no rating is required if government obligations are denominated in the national currency of the issuer.

Agencies	IBRD may invest only in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization, or any other official entity other than the government of a member country, with a minimum credit rating of AA-.

Corporates and asset-backed securities	IBRD may only invest in securities with a AAA credit rating.

Time deposits[a]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.

Commercial Paper	IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates, and financial institutions.

Securities lending, and borrowing, repurchases, resales, and reverse repurchases	IBRD may engage in repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed security categories.

Collateral Assets	IBRD may engage in collateralized forward transactions, such as a swap, repurchase, resale, securities lending, or equivalent transactions—in each case receiving adequate margin protection—that involve certain underlying assets not independently eligible for investment.

a.	Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 41

IBRD’s exposure to futures and options and resale agreements is marginal. As to futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. In addition, IBRD monitors the fair value of resale securities received and, if necessary, closes out transactions and enters into new repriced transactions.

Management has broadened its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. This exposure is monitored by the Market and Counterparty Risk Department.

Commercial Counterparty Credit Risk Exposure

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio; in debt instruments issued by sovereign governments, agencies, commercial paper, time deposits, and corporate entities (Table 21).

IBRD’s overall commercial counterparty credit exposure increased by $2.7 billion during FY15. The credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 71% of the portfolio rated AA or above and the remaining majority primarily rated A. The reduction in AA rated exposure from June 30, 2014 to June 30, 2015 was primarily due to a rating downgrade of one sovereign issuer, to single A. IBRD continues to have a preference for highly rated securities and counterparties across all categories of financial instruments.

Table 21: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars
	As of June 30, 2015
	Investments		Net Swap Exposure	Total Exposure
Counterparty Rating[a]	Sovereigns	Agencies, Commercial Paper, Asset-Backed Securities, Corporates and Time Deposits			% of Total
AAA	$10,451	$9,571	$—	$20,022	42%
AA	4,385	9,375	78	13,838	29
A	7,336	5,997	107	13,440	28
BBB	223	8	2	233	*
BB or lower/unrated	—	18	5	23	*

Total	$22,395	$24,969	$192	$47,556	100%

	As of June 30, 2014
	Investments		Net Swap Exposure	Total Exposure
Counterparty Rating[a]	Sovereigns	Agencies, Commercial Paper, Asset-Backed Securities, Corporates and Time Deposits			% of Total
AAA	$8,323	$8,191	$—	$16,514	37%
AA	5,108	12,360	509	17,977	40
A	1,055	8,627	163	9,845	22
BBB	408	2	—	410	1
BB or lower	—	97	—	97	*

Total	$14,894	$29,277	$672	$44,843	100%

a.	Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.
*	Indicates amounts less than 0.5%.

42 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

•	Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of June 30, 2015, the notional amounts and net fair value exposures under these agreements were $10 billion and $1.1 billion, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

•	Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of June 30, 2015, the notional amount and net fair value exposure under this agreement was $10.2 billion and $48 million, respectively. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels that are a proxy for an AAA credit rating. As of June 30, 2015, IDA had not posted any collateral with IBRD.

•	Non-Affiliated Organizations: IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of June 30, 2015, the notional amounts and net fair value exposures under this agreement were $6.3 billion and $1 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of June 30, 2015, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Credit and Debit Valuation Adjustment

Most outstanding derivative positions are transacted over-the-counter and therefore valued through IBRD’s valuation techniques. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Value Adjustment (CVA) to reflect this credit risk. (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of IFFIm and IDA, as discussed earlier). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of June 30, 2015, IBRD recorded a CVA adjustment on its balance sheet of $26 million, and a DVA of $47 million.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates (Figures 21-22).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 43

Figure 21: Effect of Derivatives on Interest Rate Structure of the Borrowing Portfolio - June 30, 2015

a.	Excludes discount notes.

Figure 22: Effect of Derivatives on Interest Rate Structure of the Loan Portfolio - June 30, 2015

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned from funding a portion of IBRD’s assets with equity, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

IBRD’s Earnings from Equity

Income from loans funded by IBRD’s equity is sensitive to changes in short-term interest rates, as IBRD’s loans, net of derivatives, predominantly earn variable interest linked to variable rate indices (e.g., LIBOR) as illustrated above. To manage this exposure, IBRD put in place the EMF, as approved by the Board, to reduce the sensitivity of IBRD’s income from equity to fluctuations in short-term interest rates. In particular, the EMF allows Management to manage the duration of equity within a range of zero to 5 years based on market and macroeconomic conditions, and realize some of the unrealized mark-to-market gains from these positions.

The market value of the EMF position as of June 30, 2015 was $659 million, compared with $1,439 million as of June 30, 2014. The decline was primarily as a result of the realization of net gains of $750 million from the liquidation of certain derivative positions during FY15 (Table 23). As measured by duration, the interest rate sensitivity of IBRD’s equity increased to approximately 5 years as of June 30, 2015, from approximately 3 years as of June 30, 2014 predominantly due to new trades that were executed during the year.

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in the IBRD’s funding spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed spread loans pricing, both of which can be changed at Management’s discretion (Table 10):

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan.

•	Risk premium: A charge for the risk that actual funding costs are higher than projected.

44 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Liquid Asset Portfolio Spread Exposure

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark, but can generate mark-to-market losses if their spreads relative to LIBOR widen.

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Interest rate risk on non-cost pass-through products, which accounted for 34% of the loan portfolio as of June 30, 2015 (37% as of June 30, 2014), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding, except for the component of the loan portfolio funded by equity and therefore affected by the EMF.

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. These movements are shown as currency translation adjustments in other comprehensive income, in equity, given IBRD’s multifunctional currency paradigm (see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements). While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency, (Figure 23). In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity to that of its outstanding loans across major currencies. Together, these polices are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, while the depreciation of the euro against the U.S. dollar in FY15 affected the individual portfolios by currency, it did not have an impact on the overall equity-to-loans ratio.

Figure 23: Currency Composition of Loan and Borrowing Portfolios

*	Denotes percentage less than 0.5%.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 45

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum to safeguard against cash flow interruptions. This minimum is equal to the highest consecutive six months of projected debt service obligations, plus one-half of projected net loan disbursements on approved loans (if positive) for the relevant fiscal year. The FY16 prudential minimum liquidity level has been set at $27.5 billion, an increase of $1.5 billion over FY15. The increase mainly reflects the high level of debt service and loan disbursements projected for FY16.

Historically, IBRD has operated at liquidity levels ranging between 100% and 150% of the prudential minimum. In the third quarter of FY15, the range was raised to about 140% to 175%, reflecting Management’s desire to hold sufficient liquidity to cover 12 months of projected debt service obligations and net loan disbursements. From time to time, however, IBRD may hold liquid assets over the top end of this range to give it flexibility in timing its borrowing transactions and to meet working capital needs. As of June 30, 2015, the liquid asset portfolio was 169% of the prudential minimum liquidity level in effect for FY15. The increase levels of liquidity reflect higher projected debt service and loan disbursements for the coming year

Operational Risk

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. IBRD’s approach to managing operational risk includes conducting risk assessments, reporting relevant key risk indicators, monitoring internal and external events, and identifying emerging risks that may affect business units. The operational risk in IBRD’s lending operations is managed by the Operations Policy and Country Services. This covers risk of non-compliance with IBRD’s policies, safeguards as well as risk of mis-procurement on behalf of clients, and fraud and corruption in its financed projects.

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Management also considers adverse reputational impact an operational risk which can be more significant for IBRD than any potential financial loss. IBRD’s operational risk management framework is built on the “three lines of defense” principle where: (i) business units are responsible for directly managing operational risks in their respective functional areas, (ii) a dedicated central operational risk function provides business units with direction, challenge, and oversight over operational risk activities, and (iii) oversight is provided by the ORC and independent control functions.

IBRD’s operational risk management framework is based upon a structured and uniform approach to identify, assess and monitor key operational risks across business units. A number of tools are used as part of this framework including risk assessments, key risk indicators, database of external events and scenario analysis.

46 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

SECTION IX: FAIR VALUE ANALYSIS

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

Table 22: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
As of June 30, 2015	Interest Rate Effect on Fair Value Income[a]	Credit Effect on Fair Value Income[b]
	Sensitivity[c]	Sensitivity[c]
Borrowing portfolio	$4	$50
Loan portfolio	(8)	(32)
EMF	(18)	*
Investment portfolio	(1)	3

Total (loss)/gains	$(23)	$21

a.	After the effects of derivatives.
b.	Excludes CVA and DVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

Fair value adjustments are recorded on IBRD’s fair value income statement, reflecting the sensitivity of each portfolio to the effect of interest rates and credit movements (Table 23).

Table 23: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars
For the fiscal year ended June 30,	2015	2014
Borrowing portfolio	$23	$90
Loan portfolio	2,862	1,556
EMF	91	(562)

	$2,976	$1,084

a.	See Table 26 for reconciliation to the fair value comprehensive basis net income.

Effect of Interest Rates

On a fair value basis, if interest rates increase by one basis point, IBRD would experience an unrealized mark-to-market loss of approximately $23 million as of June 30, 2015 (Table 22).

•	Investment Trading Portfolio: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.

•	Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is small (Figure 24). As noted earlier, IBRD intends to maintain its positions for these portfolios and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-market gains and losses on these portfolios, associated with the small sensitivity to interest rates, are therefore not expected to be realized. As of June 30, 2015, the effect of changes in interest rates on these portfolios was marginal.

•	EMF: The EMF sensitivity to a one basis point change in interest rates has increased during FY15 to $18 million from $11 million last year. This is as a result of the increase in duration of IBRD’s equity to approximately 5 years as of June 30, 2015 from approximately 3 years as of June 30, 2014. In FY15, the unrealized mark-to-market gains on the EMF position was $91 million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 47

Figure 24 below provides a further breakdown of how the use of derivatives affects the overall sensitivity of the borrowing, loan, EMF and investment portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $50 million on the bonds. These would be significantly offset by the $46 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $4 million for the portfolio.

Figure 24: Sensitivity to Interest Rates

Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates.

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio

Effect of Credit

•	Investments. IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (Box 7). The overall risk of the investment portfolio is also constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of default risk on IBRD’s investment portfolio is therefore small. The effect of credit changes on the market value of the investment portfolio is relatively limited; a one-basis-point change in the credit spreads of the investment assets would have an estimated impact of about $3 million on the market value of the portfolio.

•	Borrowings. IBRD does not hedge its own credit. The dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $50 million of unrealized mark-to-market gains. The impact on IBRD’s income statement from credit is positively correlated to credit spreads (Figure 25). The tightening of IBRD’s own credit spreads has a negative effect on IBRD’s income statement. For FY15, the tightening of IBRD’s credit spread resulted in an unrealized mark-to-market loss of $78 million compared to an unrealized mark-to-market gain of $38 million in FY14 due to the widening of its credit spreads.

Figure 25: Impact of IBRD’s Credit Spreads on Income

•

Loans. IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate institutional experience and assumptions. These assumptions are reviewed annually. The dollar value change corresponding to a one-basis-point parallel rise in CDS rates on the loan portfolio is about $32 million unrealized mark-to-market losses. IBRD does not hedge its sovereign credit exposure but Management assesses its credit risk through a proprietary loan-loss provisioning model. Loan-loss provision represents the probable losses inherent in its accrual and nonaccrual portfolios. As discussed earlier, IBRD’s country credit risk is managed by using individual country exposure limits and by

48 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

monitoring its credit-risk-bearing capacity. For FY15, IBRD experienced $2.9 billion of net unrealized mark-to-market gains from the loan portfolio, primarily due to $4.2 billion of unrealized mark-to-market gains resulting from the revision of recovery levels, partially offset by $1.1 billion unrealized mark-to-market losses mainly due to the net widening of CDS spreads for several of its borrowing members during the year.

•	Derivatives. IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, and borrowing portfolios, and EMF. It is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through:

•	Stringent selection of commercial derivative counterparties,

•	Daily marking-to-market of derivative positions, and

•	Use of collateral and collateral thresholds for all commercial counterparties.

The fair value of IBRD’s commercial counterparty credit risk is reflected in the CVA and IBRD’s own credit is reflected in the DVA. The net effect of the CVA and DVA adjustments to IBRD’s balance sheet was positive $21 million on June 30, 2015, as discussed in Section VIII.

Changes in Accumulated Other Comprehensive Income

In addition to fair value adjustments on the loan, borrowing, and asset/liability management portfolios, IBRD’s fair value adjustment on the income statement also reflects changes in AOCI, as follows:

•	Currency Translation Adjustments mainly represent the translation adjustment on the loan and borrowing portfolios. The net negative currency translation adjustment in FY15 is attributable mainly to the 18% depreciation of the euro against the U.S. dollar in FY15 (Table 24).

•	Unrecognized Pension Adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in fair value income. As of June 30, 2015, the pension plans were underfunded by $1.4 billion, net of PEBP assets (see Notes to Financial Statements, Note J: Pension and Other Postretirement Benefits). Given its long term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long-term assumptions about asset returns and discount rates.

Table 24: Summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars
For the fiscal years ended June 30,	2015	2014	Variance
Unrecognized net actuarial gains (losses) on benefit plans, net	$840	$(424)	$1,264
Unrecognized net prior service credit (cost) on benefit plans, net	23	(39)	62
Derivatives and hedging transition adjustment[a]	(1)	(3)	2
Currency translation adjustments	(1,032)	292	(1,324)
Of which:
Loan portfolio	(6,244)	1,251	(7,495)
Borrowing portfolio	5,045	(982)	6,027
Net other assets and liabilities	167	23	144

Total	$(170)	$(174)	$4

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 49

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 25-27 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement; Table 27 provides a reconciliation of all fair value adjustments.

Table 25: Condensed Balance Sheet on a Fair Value Basis

In millions of U.S. dollars
	As of June 30, 2015				As of June 30, 2014
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$388			$388	$3,701		$3,701
Investments	49,951			49,951	45,482		45,482
Net loans outstanding	155,040	$870		155,910	151,978	$(2,021)	149,957
Receivable from derivatives	134,325			134,325	154,070		154,070
Other assets	3,521			3,521	3,652		3,652

Total assets	$343,225	$870		$344,095	$358,883	$(2,021)	$356,862

Borrowings	$160,980	$8	[a]	$160,988	$161,026	$2 [a]	$161,028
Payable for derivatives	132,324			132,324	146,885		146,885
Other liabilities	11,284			11,284	11,987		11,987

Total liabilities	304,588	8		304,596	319,898	2	319,900
Paid-in capital	15,192			15,192	14,005		14,005
Retained earnings and other equity	23,445	862		24,307	24,980	(2,023)	22,957

Total equity	38,637	862		39,499	38,985	(2,023)	36,962

Total liabilities and equity	$343,225	$870		$344,095	$358,883	$(2,021)	$356,862

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 26: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions of U.S. dollars
For the fiscal year ended June 30,	2015	2014	Variance
Net (loss) income from Table 2	$(786)	$(978)	$192
Fair value adjustment on loans[a]	2,904	1,690	1,214
Changes to AOCI (Table 24)	(170)	(174)	4

Income on fair value comprehensive basis	$1,948	$538	$1,410

a.	Amount has been adjusted to exclude the provision for losses on loans and other exposures: $10 million release – June 30, 2015, and $60 million release on June 30, 2014.

50 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Table 27: Fair Value Adjustments, net

In millions of U.S. dollars
	For the fiscal year ended June 30, 2015
	Unrealized gains (losses), excluding realized amounts[a] from Table 2	Realized gains (losses)	Fair Value Adjustment from Table 26	Other Adjustments		Total from Table 23
Borrowing portfolio[c]	$14	$10	$—	$(1)[b]		$23
Loan portfolio[c]	(41)	(1)	2,904	—		2,862
EMF[d]	(659)	750	—	—		91
Asset-liability management portfolio[d]	*	—	—	*		—
Client operations portfolio	(16)	—	—	16		—

Total	$(702)	$759	$2,904	$15		$2,976

	For the fiscal year ended June 30, 2014
	Unrealized gains (losses), excluding realized amounts[a] from Table 2	Realized gains (losses)	Fair Value Adjustment from Table 26	Other Adjustments		Total from Table 23
Borrowing portfolio[c]	$111	$(19)	$—	$2	[b]	$90
Loan portfolio[c]	(134)	—	1,690			1,556
EMF[d]	(994)	432	—			(562)
Asset-liability management portfolio[d]	(11)	—	—	11		—
Client operations portfolio	(2)	—	—	2		—

Total	$(1,030)	$413	$1,690	$11		$1,084

a.	Includes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.
*	Indicates amounts less than $0.5 million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 51

SECTION X: CONTRACTUAL OBLIGATIONS

In conducting its business, IBRD enters into various contractual obligations that may require future payments. These include borrowings, operating leases, contractual purchases and capital expenditures, and other long-term liabilities. Table 28 shows IBRD’s contractual obligations for the next five years and thereafter; it excludes the following obligations reflected on IBRD’s balance sheet: undisbursed loans, payable for currency and interest rate swaps, payable for investment securities purchased, guarantees, and cash received under agency arrangements.

Table 28: Contractual Obligations

In millions of U.S. dollars
	As of June 30, 2015
	Due in 1 year or Less	Due after 1 Year through 3 Years	Due after 3 Years through 5 Years	Due After 5 years	Total
Borrowings (at fair value)	$37,278	$53,636	$33,686	$36,380	$160,980
Operating leases	66	101	78	178	423
Contractual purchases and capital expenditures	53	28	—	—	81
Other long-term liabilities	449	143	97	203	892

Total	$37,846	$53,908	$33,861	$36,761	$162,376

•	Borrowings: IBRD issues debt in the form of securities to retail and institutional investors.

•	Operating Leases: IBRD leases real estate and equipment under lease agreements for varying periods. Operating lease expenditures represents future cash payments for real-estate-related obligations and equipment, based on contractual amounts.

•	Contractual Purchases and Capital Expenditures: IBRD is a party to various obligations to purchase products and services mainly for its capital expenditure and utilities. These commitments are designed to ensure sources of supply, are not expected to be in excess of normal requirements, and are in line with IBRD’s budget.

•	Other Long Term Liabilities: IBRD provides a number of benefits to its employees. As some of these benefits are of a long term nature, IBRD records the associated liability on its balance sheet. The obligations payable represent expected benefit payments including contributions to the pension plans, these include future service and pay accruals for current staff but exclude future hires.

Operating leases, contractual purchases and capital expenditures, and other long-term obligations, include obligations shared with IDA, IFC, and MIGA under cost-sharing and service arrangements. These arrangements reflect the WBG strategy of maximizing synergies, to best leverage resources for development (See Notes to Financial Statements: Note-H for Transactions with Affiliated Organizations).

52 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

SECTION XI: CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

IBRD’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to the financial statements contains a summary of IBRD’s significant accounting policies including a discussion of recently issued accounting pronouncements.

Provision for Losses on Loans and Other Exposures

IBRD’s accumulated provision for losses on loans and other exposures reflects probable losses inherent in its accrual and nonaccrual portfolios. Determining the appropriate level of provision for each portfolio requires several steps:

•	The loan portfolio is separated into the accrual and nonaccrual portfolios. In both portfolios, the loans and other exposures for each country are then assigned a credit-risk rating. Loans in the accrual portfolio are grouped according to the assigned risk rating, while loans in the non-accrual portfolio are generally individually assigned the highest risk rating.

•	Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix.

•	The required provision is calculated by multiplying the outstanding exposure by the expected default frequency (the probability of default to IBRD) and by the estimated severity of the loss in the event of default. For loans carried at fair value, the credit risk assessment is a determinant of fair value.

The determination of a borrower’s risk rating is based on such variables as: political risk, external debt and liquidity, fiscal policy and the public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, and financial sector risks and corporate sector debt and other vulnerabilities.

IBRD periodically reviews such variables and reassesses the adequacy of the accumulated provision accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness of borrowers.

The accumulated provision for loan losses is reported separately in the balance sheet as a deduction from total IBRD loans. The accumulated provision for losses on other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures are reported in the Statement of Income as provision for losses on loans and other exposures (see Notes to Financial Statements: Note A-Summary of Significant Accounting and Related Policies and Note D-Loans and Other Exposures).

Fair Value of Financial Instruments

All fair value adjustments are recognized through the income statement, except for those related to AFS securities, which are recorded in equity as part of AOCI.

The fair values of financial instruments are based on a three-level hierarchy. For financial instruments classified as Levels 1 and 2, inputs are based on observable market data, with less judgment applied in arriving at fair values. For financial instruments classified as Level 3, unobservable inputs are used. These require Management to make important assumptions and judgments in determining fair value measures. Investments measured at net asset value per share (or its equivalent) are not classified in the fair value hierarchy.

Most IBRD financial instruments are classified as Levels 1 and 2, as the inputs are based on observable market data, with less judgment applied in arriving at fair value measures. Level 3 instruments are mainly structured bonds and related swaps held in the borrowing portfolio; they use market observable inputs and such unobservable inputs as correlations and long-dated interest rate volatilities.

IBRD reviews the methodology, inputs, and assumptions on a quarterly basis to assess the appropriateness of the fair value hierarchy classification of each financial instrument.

Some financial instruments are valued using pricing models. The Valuation Group, which is independent of treasury and risk management functions, reviews all financial instrument models affecting financial reporting through fair value and assesses model appropriateness and consistency. The review looks at whether the model accurately

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 53

reflects the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, the reliability of data sources, the consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether any changes in the product or market may have affected the model’s continued validity and whether any theoretical or competitive developments may require reassessment of the model’s adequacy.

The financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.

In cases where Management relies on instrument valuations supplied by external pricing vendors, procedures are in place to validate the appropriateness of the models used, as well as the inputs applied in determining those values.

Pension and Other Post-Retirement Benefits

IBRD participates, along with IFC and MIGA, in pension and post-retirement benefit plans that cover most of their staff. All costs, assets, and liabilities associated with the plans are allocated among IBRD, IFC, and MIGA, based on their employees’ respective participation in the plans. Costs allocated to IBRD are subsequently shared between it and IDA, based on an agreed cost-sharing ratio. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations, and funded status associated with these plans are based on financial market interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions (see Notes to Financial Statements: Note J -Pension and Other Post-Retirement Benefits).

SECTION XII: GOVERNANCE AND CONTROL

General Governance

IBRD’s decision-making structure consists of the Board of Governors, Executive Directors, and the President, Management and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, except for certain powers enumerated in IBRD’s Articles.

Board Membership

In accordance with the Articles, Executive Directors are appointed or elected every two years by their member governments. The Board currently has 25 Executive Directors, who represent all 188 member countries. Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.

The Board has established several committees. These include:

•	Audit Committee

•	Budget Committee

•	Committee on Development Effectiveness

•	Committee on Governance and Executive Directors’ Administrative Matters

•	Ethics Committee

•	Human Resources Committee

The Board and its committees are in continuous session at the main IBRD offices in Washington DC, as business requires. Each committee’s terms of reference establishes its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The Board is required to consider proposals made by the President on IBRD’s loans and guarantees and on other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters.

54 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

Audit Committee

Membership

The Audit Committee consists of eight Executive Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Executive Directors.

Key Responsibilities

The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IBRD’s finances, accounting, risk management, internal controls and institutional integrity. Specific responsibilities include:

•	Oversight of the integrity of IBRD’s financial statements.

•	Appointment, qualifications, independence and performance of the External Auditor.

•	Performance of the Internal Audit Department.

•	Adequacy and effectiveness of financial and accounting policies and internal controls’ and the mechanisms to deter, prevent and penalize fraud and corruption in IBRD operations and corporate procurement.

•	Effective management of financial, fiduciary and compliance in IBRD.

•	Oversight of the institutional arrangements and processes for risk management across IBRD.

In carrying out its role, the Audit Committee discusses financial issues and policies that affect IBRD’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

Executive Sessions

Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties. The Audit Committee meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management and reviews and discusses with Management topics considered in its terms of reference.

The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.

Business Conduct

The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. In support of this commitment, the institution has in place a Code of Conduct. The WBG has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.

IBRD has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control, and auditing processes.

WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 55

Auditor Independence

The appointment of the external auditor for IBRD is governed by a set of Board-approved principles. These include:

•	Prohibiting the external auditor from providing any non-audit-related services;

•	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee; and

•	Mandatory rebidding of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter, provided however that the Audit Committee may exceptionally recommend that the incumbent audit firm should be allowed to participate in the re-bidding.

The external auditor is appointed to a five-year term and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. In FY14, KPMG LLP began a second five-year term as IBRD’s external auditor.

Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IBRD’s external auditors also follow the communication requirements, with the Audit Committees set out under generally accepted auditing standards in the United States and in the International Standards on Auditing.

Internal Control

Internal Control Over Financial Reporting

In May 2013, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) issued its updated “Internal Control - Integrated Framework (2013)”. The 2013 COSO framework, which provides guidance for designing, implementing and conducting internal control and assessing its effectiveness, updates the original COSO framework, which was published in 1992. IBRD used the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting as of June 30, 2015.

Concurrently, IBRD’s external auditor provides a report on whether Management’s assertion statement regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects. See “Management’s report on internal controls over external financial reporting” on page 60.

For each fiscal year, Management evaluates the internal controls over external financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect, IBRD’s internal control over external financial reporting. As of June 30, 2015, these controls were determined to be effective.

Disclosure Control and Procedures

Disclosure control and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management conducted an evaluation of the effectiveness of such controls and procedures and the President and the MDCFO have concluded that these controls and procedures were effective as of June 30, 2015.

56 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

GLOSSARY OF TERMS

Available-for-Sale (AFS) Securities: Investments not classified as either trading securities or as held-to-maturity securities. Investments in debt securities are classified as held-to-maturity only if there is intent and ability to hold these securities to maturity.

Board: The Board of Executive Directors

Capital Adequacy: A measure of IBRD’s ability to withstand unexpected shocks and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures.

Credit Default Swaps (CDS): A derivative contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.

Credit Valuation Adjustment (CVA): The CVA represents the counterparty credit risk exposure and is reflected in the fair value of derivative instruments.

Debit valuation adjustment (DVA): The DVA represents the market value of IBRD’s own credit risk for uncollateralized derivative instruments and is reflected in the fair value of derivative instruments.

Duration: Provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio: The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. For details on the ratio, see Table 20.

Forward Starting Swaps: An agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

Interest Margin: The spread between loan returns and associated debt cost.

Maintenance of Value (MOV): Subscription from members required for the maintenance of the value, from the time of subscription. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent.

Net Loan Disbursements: Loan disbursements net of repayments and prepayments.

Prudential Minimum: The minimum amount of liquidity that IBRD is required to hold. The amount is equal to the highest consecutive six months of projected debt service obligations plus one-half of projected net disbursements on approved loans (if positive) for the relevant fiscal year.

Strategic Capital Adequacy Framework: Evaluates IBRD’s capital adequacy as measured by stress tests and an appropriate minimum level for the long term equity-to-loans ratio. The equity-to-loans ratio provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board.

Statutory Lending Limit (SLL): Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

Trading Securities: An investment security expected to be sold in the near term and held for only a short period of time. Classification of a security as trading is not precluded simply because the entity does not intend to sell it in the near term.

World Bank Group (WBG): The World Bank Group consists of the IBRD, IDA, IFC, MIGA, and ICSID.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 57

Abbreviations and Acronyms

AMC: Advance Market Commitment for Vaccines against Pneumococcal Diseases

AOCI: Accumulated Other Comprehensive Income

BETF: Bank-Executed Trust Funds

COSO: Committee of Sponsoring Organizations of the Treadway Commission

CCSAs: Cross- Cutting Solution Areas

CRO: Vice President and WBG Chief Risk Officer

DDO: Deferred Drawdown Option

DPF: Development Project Financing

DTCs: Developing and Transitional Countries

EDF: Expected default frequency

EFOs: Externally Financed Outputs

EMF: Equity Management Framework

FASB: Financial Accounting Standards Board

FIFs: Financial Intermediary Funds

FRC: Finance and Risk Committee

GAVI: Global Alliance for Vaccines and Immunization

GCI: General Capital Increase

GMFs: Grant-Making Facilities

GPs: Global Practices

IBRD: International Bank for Reconstruction and Development

ICSID: International Centre for Settlement of Investment Disputes

IFC: International Finance Corporation

IDA: International Development Association

IFFIm: International Finance Facility for Immunisation

IFLs: IBRD Flexible Loans

IPF: Investment Project Financing

LIBOR: London Interbank Offered Rate

MDCFO: Managing Director and World Bank Group Chief Financial Officer

MIGA: Multilateral Investment Guarantee Agency

NCPIC: National Currency Paid-in Capital

ORC: Operational Risk Committee

PCRF: Post Retirement Contribution Reserve Fund

PEBP: Post-Employment Benefit Plan

PforR: Program-for-Results

RAS: Reimbursable Advisory Services

RAMP: Reserves Advisory Management Program

RETF: Recipient-Executed Trust Funds

SCI: Selective Capital Increase

SDPL: Special Development Policy Loans

SBL: Single Borrower Limit

58 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015

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IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2015 59

MANAGEMENT’S REPORT REGARDING EFFECTIVENESS OF

INTERNAL CONTROL OVER EXTERNAL FINANCIAL REPORTING

The World Bank	1818 H Street N.W.	(202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT	Washington, D.C. 20433	Cable Address: INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION	U.S.A.	Cable Address: INDEVAS

Management’s Report Regarding Effectiveness of

Internal Control Over External Financial Reporting

August 6, 2015

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and attestation of its internal control over external financial reporting was valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over external financial reporting, which is subject to scrutiny by management and the internal auditors, and is revised as considered necessary, supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over external financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2015. This assessment was based on the criteria for effective internal control over external financial reporting described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2015. The independent audit firm that audited the financial statements has issued an attestation report on management’s assertion on IBRD’s internal control over external financial reporting.

60

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Jim Yong Kim

President

Bertrand Badré

Managing Director and World Bank Group Chief Financial Officer

Bernard Lauwers

Vice President and World Bank Group Controller

61

INDEPENDENT AUDITORS’ REPORT ON MANAGEMENT’S ASSERTION

REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER

FINANCIAL REPORTING

Independent Auditors’ Report

President and Executive Directors

International Bank for Reconstruction and Development:

We have examined management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that the International Bank for Reconstruction and Development (IBRD) maintained effective internal control over financial reporting as of June 30, 2015, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IBRD’s management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that IBRD maintained effective internal control over financial reporting as of June 30, 2015 is fairly stated, in all material respects, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the accompanying financial statements of IBRD, which comprise the balance sheets as of June 30, 2015 and 2014, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the years in the three-year period ended June 30, 2015, and our report dated August 6, 2015 expressed an unqualified opinion on those financial statements.

Washington, D.C.

August 6, 2015

62

INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

President and Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have audited the accompanying financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the balance sheets as of June 30, 2015 and 2014, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the years in the three-year period ended June 30, 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

63

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2015 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

We also have examined in accordance with attestation standards established by the American Institute of Certified Public Accountants, management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that IBRD maintained effective internal control over financial reporting as of June 30, 2015, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 6, 2015 expressed an unqualified opinion on management’s assertion.

Washington, D.C.

August 6, 2015

64

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS

JUNE 30, 2015

65

BALANCE SHEET

June 30, 2015 and June 30, 2014

Expressed in millions of U.S. dollars

	2015	2014
Assets
Due from Banks
Unrestricted cash	$311	$3,606
Restricted cash	77	95

	388	3,701

Investments—Trading (including securities transferred under repurchase or securities lending agreements of $844 million—June 30, 2015; $155 million—June 30, 2014)—Notes C and L	47,823	42,412
Securities Purchased Under Resale Agreements—Notes C and L	2,128	3,070
Derivative Assets
Investments—Notes C, F and L	22,196	13,514
Loans—Notes A, D, F and L	3,902	2,784
Client operations—Notes F, H and L	28,739	36,517
Borrowings—Notes A, E, F and L	78,267	99,150
Others—Notes F and L	1,221	2,105

	134,325	154,070

Other Receivables
Receivable from investment securities traded—Note C	69	47
Accrued income on loans	523	510

	592	557

Loans Outstanding (Summary Statement of Loans, Notes D, H and L)
Total loans	217,223	212,470
Less undisbursed balance	60,211	58,449

Loans outstanding (including loans at fair value of $125 million—June 30, 2015; $141 million—June 30, 2014)	157,012	154,021
Less:
Accumulated provision for loan losses	1,554	1,626
Deferred loan income	418	417

Net loans outstanding	155,040	151,978

Other Assets
Premises and equipment, net	1,042	1,010
Miscellaneous—Notes H and I	1,887	2,085

	2,929	3,095

Total Assets	$343,225	$358,883

66 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

	2015	2014
Liabilities
Borrowings—Notes E and L	$160,980	$161,026
Securities Sold Under Repurchase Agreements, Securities Lent under Securities Lending Agreements, and Payable for Cash Collateral Received—Notes C and L	3,575	3,390
Derivative Liabilities
Investments—Notes C, F and L	21,279	13,820
Loans—Notes A, D, F and L	5,535	5,132
Client operations—Notes D, F, H and L	28,747	36,539
Borrowings—Notes A, E, F and L	76,140	90,767
Others—Notes A, F and L	623	627

	132,324	146,885

Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital	6	11
Other Liabilities
Payable for investment securities purchased—Note C	2,445	2,553
Liabilities under retirement benefits plans—Notes J and K	2,072	2,747
Accounts payable and miscellaneous liabilities—Notes D, H and I	3,186	3,286

	7,703	8,586

Total Liabilities	304,588	319,898

Equity
Capital Stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (2,307,600 shares—June 30, 2015, and June 30, 2014)
Subscribed capital (2,095,748 shares—June 30, 2015, and 1,929,711 shares—June 30, 2014)	252,821	232,791
Less uncalled portion of subscriptions	237,629	218,786

Paid-in capital	15,192	14,005
Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital	(304)	(406)
Receivable Amounts to Maintain Value of Currency Holdings—Note B	(365)	(221)
Deferred Amounts to Maintain Value of Currency Holdings—Note B	(174)	382
Retained Earnings (Statement of Changes in Retained Earnings, Note G)	27,501	28,287
Accumulated Other Comprehensive Loss—Note K	(3,213)	(3,062)

Total Equity	38,637	38,985

Total Liabilities and Equity	$343,225	$358,883

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 67

STATEMENT OF INCOME

For the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013

Expressed in millions of U.S. dollars

	2015	2014	2013
Net interest revenue
Interest revenue
Loans, net—Note D	$1,170	$1,179	$1,427
Equity management, net	306	687	1,107
Investments—Trading, net	233	254	192
Other, net	3	2	2
Interest expenses
Borrowings, net—Note E	(392)	(387)	(615)

Net interest revenue, before provision for losses	1,320	1,735	2,113

Release of provision for losses on loans and other exposures —Note D	10	60	22

Net interest revenue, after provision for losses	1,330	1,795	2,135

Non interest revenue
Revenue from externally funded activities—Notes H and I	723	653	578
Commitment charges—Note D	16	19	21
Other, net—Note I	4	7	6

Total	743	679	605

Non interest expenses
Administrative—Notes H and I	(1,701)	(1,568)	(1,480)
Pension—Note J	(248)	(253)	(281)
Contributions to special programs	(110)	(162)	(147)

Total	(2,059)	(1,983)	(1,908)

Board of Governors-approved and other transfers—Note G	(715)	(676)	(663)
Unrealized mark-to-market (losses) gains on Investments-Trading portfolio, net—Notes F and L	(142)	(176)	49
Unrealized mark-to-market gains (losses) on non-trading portfolios, net
Loans, net—Notes D, F and L	(42)	(134)	1,669
Equity management, net—Notes F and L	91	(562)	(1,538)
Borrowings, net—Notes E, F and L	24	92	(126)
Other, net	(16)	(13)	(5)

Total	57	(617)	—

Net (loss) income	$(786)	$(978)	$218

The Notes to Financial Statements are an integral part of these Statements.

68 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

STATEMENT OF COMPREHENSIVE INCOME

For the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013

Expressed in millions of U.S. dollars

	2015	2014	2013
Net (loss) income	$(786)	$(978)	$218
Other comprehensive (loss) income—Note K
Reclassification to net income:
Derivatives and hedging transition adjustment	2	2	3
Net actuarial gains (losses) on benefit plans	840	(424)	1,105
Prior service credit (cost) on benefit plans, net	23	(39)	4
Currency translation adjustments	(1,016)	320	384

Total other comprehensive (loss) income	(151)	(141)	1,496

Comprehensive (loss) income	$(937)	$(1,119)	$1,714

STATEMENT OF CHANGES IN RETAINED EARNINGS

For the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013

Expressed in millions of U.S. dollars

	2015	2014	2013
Retained earnings at beginning of the fiscal year	$28,287	$29,265	$29,047
Net (loss) income for the fiscal year	(786)	(978)	218

Retained earnings at end of the fiscal year	$27,501	$28,287	$29,265

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 69

STATEMENT OF CASH FLOWS

For the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013

Expressed in millions of U.S. dollars

	2015	2014	2013
Cash flows from investing activities
Loans
Disbursements	$(18,973)	$(18,738)	$(16,002)
Principal repayments	8,983	9,681	9,053
Principal prepayments	30	132	425
Loan origination fees received	19	23	23
Net Derivatives-loans	11	(8)	(4)
Sales (purchases) of Available for sale (AFS) securities	—	2,484	(2,724)
Other investing activities, net	(126)	(124)	(108)

Net cash used in investing activities	(10,056)	(6,550)	(9,337)

Cash flows from financing activities
Medium and long-term borrowings
New issues	58,032	50,588	26,586
Retirements	(41,972)	(35,532)	(31,335)
Net short-term borrowings	(4,434)	(1,656)	8,395
Net derivatives-borrowings	(987)	(25)	1,899
Capital subscriptions	1,187	571	1,016
Other capital transactions, net	60	83	336

Net cash provided by financing activities	11,886	14,029	6,897

Cash flows from operating activities
Net (loss) income	(786)	(978)	218
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(57)	617	—
Change in fair value of AFS securities sold	—	80	—
Depreciation and amortization	746	766	809
Release of provision for losses on loans and other Exposures	(10)	(60)	(22)
Changes in:
Investments-Trading, net	(8,271)	(9,148)	256
Net investment securities purchased/traded	(246)	2,227	194
Net derivatives-Investments	1,573	(558)	663
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	1,115	(2,558)	(718)
Accrued income on loans	57	93	99
Miscellaneous assets	701	651	(167)
Payable for transfers approved by Board of Governors	—	(55)	55
Accrued interest on borrowings	73	(34)	(190)
Accounts payable and miscellaneous liabilities	86	420	109

Net cash (used in) provided by operating activities	(5,019)	(8,537)	1,306

Effect of exchange rate changes on unrestricted cash	(106)	109	7

Net (decrease) increase in unrestricted cash	(3,295)	(949)	(1,127)
Unrestricted cash at beginning of the fiscal year	3,606	4,555	5,682

Unrestricted cash at end of the fiscal year	$311	$3,606	$4,555

70 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

Expressed in millions of U.S. dollars

	2015	2014	2013
Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(7,017)	$1,294	$888
Investment portfolio	(294)	61	(91)
Borrowing portfolio	(5,016)	930	552
Capitalized loan origination fees included in total loans	39	23	28
Interest paid on borrowings	166	244	636

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 71

SUMMARY STATEMENT OF LOANS

June 30, 2015

Expressed in millions of U.S. dollars
Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans Outstanding	Percentage of total loans outstanding[c]
Albania	$640	$110	$274	$256	0.16%
Algeria	1	—	—	1	*
Angola	450	450	—	—	—
Antigua and Barbuda	10	—	8	2	*
Argentina	8,710	661	2,190	5,859	3.73
Armenia	716	82	206	428	0.27
Azerbaijan	2,368	—	932	1,436	0.91
Barbados	36	—	—	36	0.02
Belarus	1,213	41	570	602	0.38
Belize	48	—	34	14	0.01
Bolivia, Plurinational State of	100	—	—	100	0.06
Bosnia and Herzegovina	534	42	46	446	0.28
Botswana	297	—	166	131	0.08
Brazil	19,899	375	4,019	15,505	9.87
Bulgaria	915	—	67	848	0.54
Cabo Verde, Republic of	45	—	5	40	0.03
Chile	115	—	26	89	0.06
China	20,335	700	6,657	12,978	8.27
Colombia	9,290	—	1,045	8,245	5.25
Congo, Republic of	45	45	—	—	—
Costa Rica	813	—	218	595	0.38
Croatia	1,997	183	337	1,477	0.94
Dominica	*	—	—	*	*
Dominican Republic	1,028	105	49	874	0.56
Ecuador	554	307	95	152	0.10
Egypt, Arab Republic of	8,101	900	2,941	4,260	2.71
El Salvador	1,068	—	142	926	0.59
Fiji	50	50	—	—	—
Gabon	94	—	61	33	0.02
Georgia	826	—	210	616	0.39
Grenada	8	—	—	8	0.01
Guatemala	1,850	—	51	1,799	1.15
India	21,740	1,350	8,026	12,364	7.88
Indonesia	17,165	—	4,894	12,271	7.82
Iran, Islamic Republic of	472	—	—	472	0.30
Iraq	581	—	354	227	0.14
Jamaica	1,022	—	184	838	0.53
Jordan	1,395	50	21	1,324	0.84
Kazakhstan	4,939	228	1,465	3,246	2.07
Kosovo	209	—	—	209	0.13
Latvia	414	—	—	414	0.26
Lebanon	977	531	286	160	0.10
Macedonia, former Yugoslav Republic of	517	—	137	380	0.24
Mauritius	306	—	—	306	0.19
Mexico	16,183	500	995	14,688	9.35
Moldova	93	40	27	26	0.02
Montenegro	322	—	71	251	0.16
Morocco	5,094	767	537	3,790	2.41
Nigeria	500	—	497	3	*
Pakistan	1,767	—	567	1,200	0.76
Panama	1,180	300	132	748	0.48
Papua New Guinea	77	—	—	77	0.05
Paraguay	710	100	210	400	0.25
Peru	3,625	55	1,456	2,114	1.35
Philippines	6,168	—	1,640	4,528	2.88
Poland	7,175	—	38	7,137	4.54
Romania	5,514	224	686	4,604	2.93
Russian Federation	1,091	—	326	765	0.49

72 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

SUMMARY STATEMENT OF LOANS (continued)

June 30, 2015

Expressed in millions of U.S. dollars
Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans Outstanding	Percentage of total loans outstanding[c]
Serbia	$2,390	$139	$354	$1,897	1.21%
Seychelles	42	—	7	35	0.02
Slovak Republic	17	—	—	17	0.01
South Africa	3,494	—	1,449	2,045	1.30
Sri Lanka	315	—	243	72	0.05
St. Kitts and Nevis	3	—	—	3	*
St. Lucia	10	—	—	10	0.01
St. Vincent and the Grenadines	4	—	—	4	*
Swaziland	47	—	30	17	0.01
Thailand	1,042	—	—	1,042	0.66
Timor-Leste	15	—	15	*	*
Trinidad and Tobago	6	—	—	6	*
Tunisia	2,382	62	427	1,893	1.21
Turkey	13,489	—	1,437	12,052	7.68
Turkmenistan	4	—	—	4	*
Ukraine	6,535	330	1,589	4,616	2.94
Uruguay	1,815	200	653	962	0.61
Uzbekistan	738	345	223	170	0.11
Vietnam	2,818	250	1,364	1,204	0.77
Zimbabwe	452	—	—	452	0.29

Subtotal	$217,010	$9,522	$50,689	$156,799	99.86%
International Finance Corporation	213	—	—	213	0.14%

Total—June 30, 2015	$217,223	$9,522	$50,689	$157,012	100.00%

Total—June 30, 2014	$212,470	$11,362	$47,087	$154,021

*	Indicates amount less than 0.005 percent

Notes

a.	Loans totaling $4,216 million ($5,403 million—June 30, 2014) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $5,306 million ($5,959 million—June 30, 2014) have been signed, but the loans are not effective and disbursements do not start until the borrowers and/or guarantors take certain actions and furnish documents to IBRD.
b.	Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $315 million ($127 million—June 30, 2014).
c.	May differ from the sum of individual figures shown due to rounding.

The Notes to Financial Statements are an integral part of these Statements

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 73

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER

June 30, 2015

Expressed in millions of U.S. dollars
	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Afghanistan	300	0.01%	$36.2	$3.6	$32.6	955	0.04%
Albania	830	0.04	100.1	3.6	96.5	1,485	0.07
Algeria	11,167	0.53	1,347.1	80.9	1,266.2	11,822	0.53
Angola	2,676	0.13	322.8	17.5	305.3	3,331	0.15
Antigua and Barbuda	520	0.02	62.7	1.3	61.4	1,175	0.05
Argentina	18,180	0.87	2,193.1	132.2	2,060.9	18,835	0.85
Armenia	1,139	0.05	137.4	5.9	131.5	1,794	0.08
Australia[c]	30,260	1.44	3,650.4	223.7	3,426.7	30,915	1.39
Austria[c]	13,994	0.67	1,688.2	101.9	1,586.3	14,649	0.66
Azerbaijan	1,646	0.08	198.6	9.7	188.9	2,301	0.10
Bahamas, The	1,071	0.05	129.2	5.4	123.8	1,726	0.08
Bahrain	1,103	0.05	133.1	5.7	127.4	1,758	0.08
Bangladesh	6,468	0.31	780.3	43.8	736.5	7,123	0.32
Barbados	948	0.05	114.4	4.5	109.9	1,603	0.07
Belarus	4,057	0.19	489.4	27.6	461.8	4,712	0.21
Belgium[c]	35,813	1.71	4,320.3	265.2	4,055.1	36,468	1.64
Belize	586	0.03	70.7	1.8	68.9	1,241	0.06
Benin	868	0.04	104.7	3.9	100.8	1,523	0.07
Bhutan	594	0.03	71.7	1.4	70.3	1,249	0.06
Bolivia, Plurinational State of	1,785	0.09	215.3	10.8	204.5	2,440	0.11
Bosnia and Herzegovina	549	0.03	66.2	5.8	60.4	1,204	0.05
Botswana	615	0.03	74.2	2.0	72.2	1,270	0.06
Brazil	41,963	2.00	5,062.2	303.2	4,759.0	42,618	1.92
Brunei Darussalam	2,373	0.11	286.3	15.2	271.1	3,028	0.14
Bulgaria	5,215	0.25	629.1	36.5	592.6	5,870	0.26
Burkina Faso	868	0.04	104.7	3.9	100.8	1,523	0.07
Burundi	823	0.04	99.3	3.0	96.3	1,478	0.07
Cabo Verde, Republic of	508	0.02	61.3	1.2	60.1	1,163	0.05
Cambodia	214	0.01	25.8	2.6	23.2	869	0.04
Cameroon	1,738	0.08	209.7	9.0	200.7	2,393	0.11
Canada[c]	58,354	2.78	7,039.5	433.1	6,606.4	59,009	2.66
Central African Republic	862	0.04	104.0	3.9	100.1	1,517	0.07
Chad	862	0.04	104.0	3.9	100.1	1,517	0.07
Chile	9,590	0.46	1,156.9	68.8	1,088.1	10,245	0.46
China	106,594	5.09	12,859.0	774.8	12,084.2	107,249	4.83
Colombia	9,730	0.46	1,173.8	69.7	1,104.1	10,385	0.47
Comoros	282	0.01	34.0	0.3	33.7	937	0.04
Congo, Democratic Republic of	2,643	0.13	318.8	25.4	293.4	3,298	0.15
Congo, Republic of	927	0.04	111.8	4.3	107.5	1,582	0.07
Costa Rica	886	0.04	106.9	6.7	100.2	1,541	0.07
Cote d’Ivoire	3,258	0.16	393.0	20.0	373.0	3,913	0.18
Croatia	2,784	0.13	335.8	20.8	315.0	3,439	0.15
Cyprus	1,461	0.07	176.2	8.4	167.8	2,116	0.10
Czech Republic[c]	7,717	0.37	930.9	56.1	874.8	8,372	0.38
Denmark[c]	17,796	0.85	2,146.8	129.2	2,017.6	18,451	0.83
Djibouti	559	0.03	67.4	1.6	65.8	1,214	0.05
Dominica	504	0.02	60.8	1.1	59.7	1,159	0.05
Dominican Republic	2,092	0.10	252.4	13.1	239.3	2,747	0.12
Ecuador	2,771	0.13	334.3	18.2	316.1	3,426	0.15
Egypt, Arab Republic of	10,119	0.48	1,220.7	72.7	1,148.0	10,774	0.49

74 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2015

Expressed in millions of U.S. dollars
	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
El Salvador	141	0.01%	$17.0	$1.7	$15.3	796	0.04%
Equatorial Guinea	715	0.03	86.3	2.7	83.6	1,370	0.06
Eritrea	593	0.03	71.5	1.8	69.7	1,248	0.06
Estonia	1,078	0.05	130.0	5.4	124.6	1,733	0.08
Ethiopia	978	0.05	118.0	4.7	113.3	1,633	0.07
Fiji	987	0.05	119.1	4.8	114.3	1,642	0.07
Finland[c]	10,945	0.52	1,320.4	79.1	1,241.3	11,600	0.52
France[c]	86,591	4.13	10,445.9	644.8	9,801.1	87,246	3.93
Gabon	987	0.05	119.1	5.1	114.0	1,642	0.07
Gambia, The	543	0.03	65.5	1.5	64.0	1,198	0.05
Georgia	1,795	0.09	216.5	9.3	207.2	2,450	0.11
Germany[c]	96,574	4.61	11,650.2	717.9	10,932.3	97,229	4.38
Ghana	1,525	0.07	184.0	12.7	171.3	2,180	0.10
Greece[c]	1,684	0.08	203.1	14.1	189.0	2,339	0.11
Grenada	531	0.03	64.1	1.4	62.7	1,186	0.05
Guatemala	2,001	0.10	241.4	12.4	229.0	2,656	0.12
Guinea	1,292	0.06	155.9	7.1	148.8	1,947	0.09
Guinea-Bissau	540	0.03	65.1	1.4	63.7	1,195	0.05
Guyana	1,456	0.07	175.6	7.2	168.4	2,111	0.10
Haiti	1,067	0.05	128.7	5.4	123.3	1,722	0.08
Honduras	641	0.03	77.3	2.3	75.0	1,296	0.06
Hungary	10,337	0.49	1,247.0	74.6	1,172.4	10,992	0.50
Iceland[c]	1,500	0.07	181.0	8.6	172.4	2,155	0.10
India	67,040	3.20	8,087.4	487.2	7,600.2	67,695	3.05
Indonesia	21,064	1.01	2,541.1	153.0	2,388.1	21,719	0.98
Iran, Islamic Republic of	34,943	1.67	4,215.3	254.2	3,961.1	35,598	1.60
Iraq	2,808	0.13	338.7	27.1	311.6	3,463	0.16
Ireland[c]	6,970	0.33	840.8	49.4	791.4	7,625	0.34
Israel	6,019	0.29	726.1	42.4	683.7	6,674	0.30
Italy[c]	54,227	2.59	6,541.7	403.1	6,138.6	54,882	2.47
Jamaica	2,715	0.13	327.5	17.8	309.7	3,370	0.15
Japan[c]	165,444	7.89	19,958.3	1,222.2	18,736.1	166,099	7.49
Jordan	2,009	0.10	242.4	10.9	231.5	2,664	0.12
Kazakhstan	2,985	0.14	360.1	19.8	340.3	3,640	0.16
Kenya	2,711	0.13	327.0	15.9	311.1	3,366	0.15
Kiribati	465	0.02	56.1	0.9	55.2	1,120	0.05
Korea, Republic ofc	35,941	1.71	4,335.7	258.7	4,077.0	36,596	1.65
Kosovo, Republic of	966	0.05	116.5	5.2	111.3	1,621	0.07
Kuwait	15,335	0.73	1,849.9	111.3	1,738.6	15,990	0.72
Kyrgyz Republic	1,107	0.05	133.5	5.7	127.8	1,762	0.08
Lao People’s Democratic Republic	272	0.01	32.8	2.2	30.6	927	0.04
Latvia	1,661	0.08	200.4	9.8	190.6	2,316	0.10
Lebanon	340	0.02	41.0	1.1	39.9	995	0.04
Lesotho	663	0.03	80.0	2.3	77.7	1,318	0.06
Liberia	463	0.02	55.9	2.6	53.3	1,118	0.05
Libya	7,840	0.37	945.8	57.0	888.8	8,495	0.38
Lithuania	1,507	0.07	181.8	8.7	173.1	2,162	0.10
Luxembourg[c]	1,652	0.08	199.3	9.8	189.5	2,307	0.10
Macedonia, Former Yugoslav Republic of	427	0.02	51.5	3.2	48.3	1,082	0.05
Madagascar	1,422	0.07	171.5	8.1	163.4	2,077	0.09
Malawi	1,094	0.05	132.0	5.6	126.4	1,749	0.08

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 75

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2015

Expressed in millions of U.S. dollars
	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Malaysia	9,125	0.44%	$1,100.8	$65.9	$1,034.9	9,780	0.44%
Maldives	469	0.02	56.6	0.9	55.7	1,124	0.05
Mali	1,162	0.06	140.2	6.1	134.1	1,817	0.08
Malta	1,074	0.05	129.6	5.4	124.2	1,729	0.08
Marshall Islands	469	0.02	56.6	0.9	55.7	1,124	0.05
Mauritania	900	0.04	108.6	4.1	104.5	1,555	0.07
Mauritius	1,242	0.06	149.8	6.7	143.1	1,897	0.09
Mexico	19,098	0.91	2,303.9	139.0	2,164.9	19,753	0.89
Micronesia, Federated States of	479	0.02	57.8	1.0	56.8	1,134	0.05
Moldova	1,368	0.07	165.0	7.6	157.4	2,023	0.09
Mongolia	466	0.02	56.2	2.3	53.9	1,121	0.05
Montenegro	688	0.03	83.0	3.2	79.8	1,343	0.06
Morocco	6,619	0.32	798.5	44.9	753.6	7,274	0.33
Mozambique	1,051	0.05	126.8	4.8	122.0	1,706	0.08
Myanmar	2,734	0.13	329.8	16.1	313.7	3,389	0.15
Namibia	1,523	0.07	183.7	8.8	174.9	2,178	0.10
Nepal	968	0.05	116.8	4.6	112.2	1,623	0.07
Netherlands[c]	41,698	1.99	5,030.2	309.6	4,720.6	42,353	1.91
New Zealand[c]	9,761	0.47	1,177.5	70.2	1,107.3	10,416	0.47
Nicaragua	827	0.04	99.8	3.1	96.7	1,482	0.07
Niger	852	0.04	102.8	3.8	99.0	1,507	0.07
Nigeria	12,774	0.61	1,541.0	92.7	1,448.3	13,429	0.61
Norway[c]	12,851	0.61	1,550.3	93.3	1,457.0	13,506	0.61
Oman	1,561	0.07	188.3	9.1	179.2	2,216	0.10
Pakistan	11,834	0.56	1,427.6	85.8	1,341.8	12,489	0.56
Palau	16	*	1.9	0.2	1.7	671	0.03
Panama	385	0.02	46.4	3.2	43.2	1,040	0.05
Papua New Guinea	1,294	0.06	156.1	7.1	149.0	1,949	0.09
Paraguay	1,229	0.06	148.3	6.6	141.7	1,884	0.08
Peru	7,365	0.35	888.5	52.2	836.3	8,020	0.36
Philippines	9,484	0.45	1,144.1	68.0	1,076.1	10,139	0.46
Poland[c]	13,517	0.64	1,630.6	98.0	1,532.6	14,172	0.64
Portugal[c]	5,460	0.26	658.7	38.5	620.2	6,115	0.28
Qatar	1,389	0.07	167.6	11.1	156.5	2,044	0.09
Romania	5,418	0.26	653.6	40.7	612.9	6,073	0.27
Russian Federation	62,153	2.97	7,497.8	452.0	7,045.8	62,808	2.83
Rwanda	1,046	0.05	126.2	5.2	121.0	1,701	0.08
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	930	0.04
St. Lucia	552	0.03	66.6	1.5	65.1	1,207	0.05
St. Vincent and the Grenadines	278	0.01	33.5	0.3	33.2	933	0.04
Samoa	695	0.03	83.8	1.9	81.9	1,350	0.06
San Marino	595	0.03	71.8	2.5	69.3	1,250	0.06
Sao Tome and Principe	495	0.02	59.7	1.1	58.6	1,150	0.05
Saudi Arabia	66,505	3.17	8,022.8	484.6	7,538.2	67,160	3.03
Senegal	2,072	0.10	250.0	13.0	237.0	2,727	0.12
Serbia	2,846	0.14	343.3	21.5	321.8	3,501	0.16
Seychelles	263	0.01	31.7	0.2	31.5	918	0.04
Sierra Leone	823	0.04	99.3	3.0	96.3	1,478	0.07
Singapore	5,569	0.27	671.8	41.9	629.9	6,224	0.28
Slovak Republic[c]	3,216	0.15	388.0	23.0	365.0	3,871	0.17

76 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2015

Expressed in millions of U.S. dollars
	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Slovenia[c]	1,623	0.08%	$195.8	$12.1	$183.7	2,278	0.10%
Solomon Islands	513	0.02	61.9	1.2	60.7	1,168	0.05
Somalia	552	0.03	66.6	3.3	63.3	1,207	0.05
South Africa	17,079	0.81	2,060.3	124.0	1,936.3	17,734	0.80
South Sudan	1,437	0.07	173.4	8.6	164.8	2,092	0.09
Spain[c]	44,159	2.11	5,327.1	323.8	5,003.3	44,814	2.02
Sri Lanka	3,817	0.18	460.5	26.1	434.4	4,472	0.20
Sudan	850	0.04	102.5	7.2	95.3	1,505	0.07
Suriname	412	0.02	49.7	2.0	47.7	1,067	0.05
Swaziland	440	0.02	53.1	2.0	51.1	1,095	0.05
Sweden[c]	18,996	0.91	2,291.6	139.3	2,152.3	19,651	0.89
Switzerland[c]	34,660	1.65	4,181.2	255.5	3,925.7	35,315	1.59
Syrian Arab Republic	2,202	0.11	265.6	14.0	251.6	2,857	0.13
Tajikistan	1,060	0.05	127.9	5.3	122.6	1,715	0.08
Tanzania	1,295	0.06	156.2	10.0	146.2	1,950	0.09
Thailand	10,171	0.49	1,227.0	72.9	1,154.1	10,826	0.49
Timor-Leste	517	0.02	62.4	1.9	60.5	1,172	0.05
Togo	1,105	0.05	133.3	5.7	127.6	1,760	0.08
Tonga	494	0.02	59.6	1.1	58.5	1,149	0.05
Trinidad and Tobago	2,664	0.13	321.4	17.6	303.8	3,319	0.15
Tunisia	719	0.03	86.7	5.7	81.0	1,374	0.06
Turkey	25,643	1.23	3,093.4	185.1	2,908.3	26,298	1.19
Turkmenistan	526	0.03	63.5	2.9	60.6	1,181	0.05
Tuvalu	461	0.02	55.6	1.5	54.1	1,116	0.05
Uganda	617	0.04	74.4	4.4	70.0	1,272	0.06
Ukraine	10,977	0.53	1,324.3	79.3	1,245.0	11,632	0.53
United Arab Emirates	4,216	0.21	508.6	35.9	472.7	4,871	0.23
United Kingdom[c]	86,591	4.13	10,445.9	664.0	9,781.9	87,246	3.93
United States[c]	357,848	17.07	43,169.0	2,670.6	40,498.4	358,503	16.16
Uruguay	3,313	0.16	399.7	22.2	377.5	3,968	0.18
Uzbekistan	2,493	0.12	300.7	16.1	284.6	3,148	0.14
Vanuatu	586	0.03	70.7	1.8	68.9	1,241	0.06
Venezuela, Republica Bolivariana de	20,361	0.97	2,456.2	150.8	2,305.4	21,016	0.96
Vietnam	968	0.05	116.8	8.1	108.7	1,623	0.07
Yemen, Republic of	2,212	0.11	266.8	14.0	252.8	2,867	0.13
Zambia	2,810	0.13	339.0	20.0	319.0	3,465	0.16
Zimbabwe	3,575	0.17	431.3	22.4	408.9	4,230	0.19

Total—June 30, 2015	2,095,748	100.00%	$252,821	$15,192	$237,629	2,218,888	100.00%

Total—June 30, 2014	1,929,711		$232,791	$14,005	$218,786	2,043,075

*	Indicates amounts less than 0.005 percent.

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.
b.	May differ from the calculated figures or sum of individual figures shown due to rounding.
c.	A member of the Development Assistance Committee of the Organization for Economic Cooperation and Development (OECD).

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 77

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed countries who are members of IDA, by extending grants, development credits, guarantees and related technical assistance. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Due to the inherent uncertainty involved in making these estimates, actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (deferred drawdown options-DDOs, irrevocable commitments, exposures to member countries’ derivatives and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of projected benefit obligations.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

In particular, effective July 1, 2014, derivative assets and liabilities relating to the Loan portfolio, which were previously included in the line items Borrowing derivative assets, Borrowing derivative liabilities and Other derivative liabilities on IBRD’s Balance Sheet, are now shown separately under derivative assets and derivative liabilities. For the Statement of Income, interest, net and unrealized mark-to-market gains and losses associated with these derivatives, which were previously shown under Borrowings, net are now included under Loans, net. For the Statement of Cash Flows, the impact of these derivative instruments, which were previously shown under the Net derivatives-borrowings line item, under financing activities, is now shown as a separate line item under investing activities. As a result of these reclassifications:

•	On the Balance Sheet, Borrowing derivative assets, Borrowing derivative liabilities and Other derivative liabilities have decreased by $2,784 million, $4,933 million and $199 million, respectively, as of June 30, 2014. Derivative assets and derivative liabilities relating to loans increased by $2,784 million and $5,132 million, respectively.

•	On the Statement of Income, for the fiscal years ended June 30, 2014 and June 30, 2013, loan revenue decreased by $954 million and $932 million, respectively, with the offset reported as a decrease in borrowing expenses. Also on the Statement of Income and for the same periods, unrealized mark-to-market losses and gains relating to the loan portfolio increased by $132 million and $1,665 million, respectively, with a corresponding decrease in unrealized mark-to-market losses and gains on the borrowing portfolio.

•	On the Statement of Cash Flows, for the fiscal years ended June 30, 2014 and June 30, 2013, Net derivatives-borrowings increased by $8 million and $4 million, respectively, while Net derivatives-loans decreased by $8 million and $4 million, respectively.

78 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

In addition, the presentation for realized mark-to-market gains and losses on the Statement of Income and the Statement of Cash Flows for prior periods was changed to better reflect the manner in which these derivatives are economically hedging the related portfolios. For the Statement of Income, these amounts were previously presented on a gross basis as part of Interest, net, for the Equity management and Borrowing portfolios, with a corresponding offset in the related Unrealized mark-to-market gains and losses for the respective portfolios. For the Statement of Cash Flows, within the Cash flows from operating activities category, consistent with the gross basis presentation on the Statement of Income, realized mark-to-market gains and losses, were previously shown as part of Other assets and liabilities, with a corresponding offset in the Unrealized mark-to-market gains and losses on non-trading portfolios, net. Under the new presentation, realized mark-to-market gains and losses are no longer presented on a gross basis. As a result:

•	On the Statement of Income, for the fiscal year ended June 30, 2014, interest revenue on Equity management, net, decreased by $432 million, while the related unrealized mark-to-market losses decreased by $432 million. Similarly, for the fiscal years ended June 30, 2014 and June 30, 2013, interest expenses on Borrowings, net, decreased by $19 million and $5 million, respectively while the related unrealized mark-to-market losses, net, increased by $19 million and unrealized mark-to-market gains, net decreased by $5 million, respectively. There was no net effect on net income (loss) due to this reclassification.

•	For the Statement of Cash Flows, for the fiscal years ended June 30, 2014, Unrealized mark-to-market losses (gains) on non-trading portfolios, net decreased by $413 million, with a corresponding offset in Miscellaneous assets, which increased by $432 million and Accrued interest on borrowings, which decreased by $19 million. For the fiscal year ended June 30, 2013, Unrealized mark-to-market losses (gains) on non-trading portfolios, net decreased by $5 million, with a corresponding offset in Accrued interest on borrowings, which decreased by $5 million. There was no net effect on Cash flows from operating activities line item in the Statement of Cash Flows.

There was no effect on IBRD’s total assets, total liabilities, equity, reported net income (loss), or unrestricted cash balances, from these changes in presentation.

On August [6], 2015, the Executive Directors approved these financial statements for issue.

Translation of Currencies: IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations, for the convenience of its members and other users. IBRD is an international organization which conducts its operations in the currencies of all of its members and considers each of its member’s currencies to be a functional currency.

IBRD’s resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. Under these policies, IBRD endevours to match its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the accounting period. Revenue and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

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Maintenance of Value: Article II, Section 9 of the Articles of Agreement provides for maintenance of value (MOV), at the time of subscription, of national currencies paid-in, which are subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. MOV receivable relates to amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. These amounts may be settled either in cash or a non-negotiable, non-interest bearing note, which is due on demand. Certain demand notes are due on demand only after IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

MOV is deferred when the restriction of national currencies paid in is lifted and these currencies are being used in IBRD’s operations and/or are being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes due on the same terms as other MOV obligations.

All MOV receivable balances are shown as components of Equity, under Receivable Amounts to Maintain Value of Currency Holdings. The net receivable or payable MOV amounts relating to national currencies used in IBRD’s lending and investing operations are also included as a component of Equity under Deferred Amounts to Maintain Value of Currency Holdings. All MOV payable balances are included in Liabilities, under Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital.

Withdrawal of Membership: Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Transfers Approved by the Board of Governors: In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, which are included in the Board of Governors-approved and other transfers on the Statement of Income, are reported as expenses when incurred, upon approval. The transfers are funded either from the immediately preceding fiscal year’s Net Income, Surplus, or Restricted retained earnings.

Retained Earnings: Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments, Long-Term Income Portfolio (LTIP) reserve, Restricted Retained Earnings and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan and Trust (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, the pension reserve also includes investment revenue earned on the Post-Employment Benefits Plan (PEBP) portfolio.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative Fair Value Adjustments consist of the effects associated with the application of Financial Accounting Standards Board’s (FASB’s) fair value guidance relating to prior fiscal years. This amount includes the cumulative effect of the adoption of this guidance, the reclassification and amortization of the transition adjustments, and the unrealized gains or losses on non-trading portfolios.

80 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

The LTIP Reserve consists of the cumulative difference between the actual portfolio return and fixed draw amount, representing the long-term average return on the portfolio. This reserve was drawn down to zero following a discontinuation of the LTIP portfolio during the fiscal year ended June 30, 2012.

Restricted Retained Earnings consists of contributions or revenue from prior years which are restricted as to their purpose.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved and other transfers.

Loans and Other Exposures: All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Loans are carried at amortized cost, except those which contain embedded derivatives that require bifurcation, which IBRD has elected to measure at fair value. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swaps spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

Any loan origination fees incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of yield. The unamortized balance of loan origination fees is included as a reduction of Loans outstanding on the Balance Sheet, and the loan origination fee amortization is included in Interest under Revenue from Loans on the Statement of Income.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia. These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996, which limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/ refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. Currently, there are no borrowers with loans in nonaccrual status that meet these eligibility criteria.

When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

Other exposures include: DDOs, Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees.

It is the policy of IBRD to place into nonaccrual status all loans and other exposures (exposures) made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. IBRD considers all exposures in nonaccrual status to be impaired. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to, or guaranteed by, that member government will also be placed in nonaccrual status by IBRD. On the date a member’s exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the revenue of the current period. Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

Guarantees: Financial guarantees are commitments issued by IBRD to guarantee payment performance to a third party.

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Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Upfront guarantee fees received are deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fees, and the unamortized balance of the obligation to stand ready, are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Accumulated Provision for Losses on Loans and Other Exposures: Delays in receiving loan payments result in present value losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its overdue loans.

Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the probable losses inherent in IBRD’s exposures. There are several steps required to determine the appropriate level of provisions. First, the exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, exposures for each borrower are then assigned a credit risk rating of that borrower. With respect to countries with exposures in accrual status, these exposures are grouped according to the assigned borrower risk rating. The determination of borrower’s ratings is based on various factors (see Note D—Loans and other exposures). Second, each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. Finally, the provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the estimated severity of the loss given default. The severity of loss, which is assessed periodically, is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity of loss associated with IDA. The borrower’s eligibility is assessed at least annually. Management reassesses the adequacy of the accumulated provision and the reasonableness of the inputs used, on a periodic basis, at least annually, and adjustments to the accumulated provision are recorded as a charge or release of provision in the Statement of Income. This methodology is also applied to countries with exposures in nonaccrual status, however, at times, to reflect certain distinguishing circumstances of a particular nonaccrual situation, management may use different input assumptions for a particular country. Generally, all exposures in nonaccrual status have the same risk rating.

For loans that are reported at fair value, the determination of the fair value takes credit risk into consideration.

Statement of Cash Flows: For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of unrestricted cash Due from Banks.

Restricted Cash: This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for specified purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts, referred to as restricted cash, are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses incurred in national currencies.

Investments: Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or net asset value per share (NAV), which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. These include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities, Asset-backed Securities (ABS) and Mortgage-backed Securities To-Be-Announced (TBA securities). For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in the Statement of Income. Derivative instruments used in liquidity management are not designated as hedging instruments.

82 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

As of June 30, 2015, IBRD classified and accounted for its investment securities as trading. Previously, IBRD also had an AFS portfolio which was established during the year ended June 30, 2013 as part of IBRD’s equity duration extension strategy. During the fiscal year ended June 30, 2014, the AFS portfolio was liquidated.

Dividends and interest revenue, including amortization of the premium and discount arising at acquisition, are included in net income.

Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in Unrealized mark-to-market gains (losses) on Investments-Trading, net in the Statement of Income.

Unrealized gains and losses relating to AFS securities are included in Accumulated Other Comprehensive income (AOCI).

Realized gains and losses on trading and AFS securities are recognized in the Statement of Income when securities are sold.

At the end of each reporting period, IBRD evaluates each AFS security for impairment. An impairment is considered to have occurred when the fair value has declined below amortized cost. In determining whether an impairment is other-than-temporary, IBRD considers the severity and duration of the decline in fair value, the length of time expected for recovery, the financial condition of the issuer, and other qualitative factors, as well as whether IBRD either plans to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost. If IBRD does not intend to sell an AFS security and it is not more likely than not that it will be required to sell the security before the recovery of the amortized cost, the impairment is separated between credit related and non-credit related. The credit related impairment is recorded in net income while the noncredit-related impairment is recognized in AOCI. If IBRD intends to sell an AFS security or it will more likely than not be required to sell the security before recovery of the amortized cost, IBRD records the full amount of the impairment in net income as other-than-temporary-impairment (OTTI).

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash, under legal agreements that provide for collateralization, in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. IBRD does not offset the fair value amounts recognized for derivative instruments that have been executed with the same counterparty under master netting agreements; as a result, the fair value amounts recognized for the obligation to return cash collateral received from counterparties are not offset with the fair value amounts recognized for the related derivative instruments.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received: Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are reported at face value which approximates fair value, as they are short term in nature. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance Sheet, and securities received under resale agreements are not recorded on the Balance Sheet. Securities lent under securities lending agreements and sold under securities repurchase agreements as well as securities purchased under resale agreements are presented on a gross basis which is consistent with the manner in which these instruments are settled.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital: All demand obligations are held in bank accounts, which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after the Bank’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

Premises and Equipment: Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

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Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets offering its securities (discount notes, vanilla and structured bonds) to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

IBRD fair values all the financial instruments in the borrowing portfolio with the changes in fair value recognized in the related Unrealized mark-to-market gains and losses, net, line in the Statement of Income.

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Interest expense relating to the debt instruments carried at fair value is measured on an effective yield basis and is reported as part of Borrowing expenses in the Statement of Income.

For presentation purposes, amortization of discounts and premiums is included in Borrowing expenses in the Statement of Income.

Accounting for Derivatives: IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income. The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks. These derivatives are carried and reported at fair value. Interest revenue/expenses are reflected as part of Interest revenue, while unrealized mark-to-market gains and losses on these derivatives are reflected as part of the related Unrealized mark-to-market gains (losses) on Investments-Trading, net line in the Statement of Income.

IBRD uses derivatives in its loan, borrowing and asset/liability management activities. In the loan and borrowing portfolios, derivatives are used to modify the interest rate and/or currency characteristics of these portfolios. The interest component of these derivatives is recognized as an adjustment to the related loan revenue and borrowing costs over the life of the derivative contracts and is included in Interest revenue/expenses on the Statement of Income. Changes in fair values of these derivatives are accounted for through the Statement of Income as Unrealized mark-to-market gains and losses on non-trading portfolios, net.

For the purpose of the Statement of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge its loans and borrowings, in a manner consistent with the presentation of the loan and borrowing-related cash flows.

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bond valuations are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

84 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

Valuation of Financial Instruments: IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models and other established valuation models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment.

The fair value of certain instruments is calculated using NAV as practical expedient.

To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review. In instances where management relies on valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as the inputs applied in determining those values.

As of June 30, 2015 and June 30, 2014, IBRD had no financial assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Hierarchy

Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Investments measured at NAV (or its equivalent) are not classified in the fair value hierarchy.

Accounting for Grant Expenses: IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved and other transfers, when incurred.

Donor Receivables and Donor Contributions to Trust Funds: To the extent that IBRD acts as an intermediary agent for certain beneficiaries or for trust funds, assets held on behalf of specified beneficiaries are recorded on IBRD’s Balance Sheet, along with corresponding liabilities.

Donor Receivables: Donors’ conditional promises to give are not recognized until the conditions to which they are subject are substantially met and the promise to give is considered unconditional. Donors’ unconditional promises to give are recognized upon receipt as revenue, unless the donor specifies a third party beneficiary. For the latter, IBRD is deemed to be acting as an intermediary agent, and assets held on behalf of the specified beneficiaries are recognized along with corresponding liabilities. If the contributions that IBRD receives can only be used for purposes specified by the donor, the proceeds are considered restricted until applied by IBRD for the donor-specified purposes.

Donor promises to give which are expected to be collected within one year are recorded at face value, while promises expected to be collected over a period greater than one year are recorded initially at fair value, with subsequent measurement on an amortized cost basis.

Donor Contributions to Trust Funds: For those IBRD-executed trust funds where IBRD acts as an intermediary agent, undisbursed third party donor contributions are recorded as assets held on behalf of the specified beneficiaries, with corresponding liabilities. Amounts disbursed from the trust funds are recorded as expenses with corresponding amounts recognized as revenue. For Recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 85

In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis; therefore the execution of a portion of these available resources may not yet be assigned. For those IBRD-executed trust funds where IBRD acts as an intermediary agent, undisbursed third party donor contributions are recorded as assets held on behalf of the specified beneficiaries, with corresponding liabilities. Amounts disbursed from these trust funds are recorded as expenses with corresponding amounts recognized as revenues.

IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements, referred to as Financial Intermediary Funds, include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. For these arrangements, funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors. For Financial Intermediary Funds and Recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. As the rules are being developed, IBRD continues to assess the impact on its business. As of June 30, 2015, IBRD believes that the Act has not had any significant effect on its business.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase- to- Maturity Transactions, Repurchase Financings, and Disclosures. The ASU requires repurchase-to-maturity transactions and some repurchase financing arrangements to be accounted for as secured borrowings. It also requires additional disclosures about certain transactions accounted for as sales and about the nature of collateral pledged for transactions accounted for as secured borrowings. For IBRD, the ASU was effective from the quarter ended March 31, 2015. The ASU did not have an impact on IBRD’s financial statements since all repurchase agreements are already accounted for as secured borrowings. IBRD has included additional disclosures required by the ASU in the financial statements for the year ended June 30, 2015 in Note C—Investments.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements (Subtopic 205-40): Going Concern – Disclosure of Uncertainties about an Entity’s ability to Continue as a Going Concern. The ASU provides guidance on management’s responsibilities in evaluating the entity’s ability to continue as a going concern and for the related financial statement disclosures. Until now, guidance related to this topic was provided under U.S. auditing standards, which do not govern management’s disclosures. Under this ASU, each reporting period, management would be required to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date in which the financial statements are issued. For IBRD, the ASU will be effective beginning with the fiscal year ending June 30, 2017. IBRD is currently evaluating the impact of this ASU on its financial statements but does not expect the ASU to have a significant impact.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU makes amendments to the current consolidation guidance focusing on targeted areas for certain types of entities. For IBRD, the ASU will be effective beginning from the quarter ending September 30, 2016, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Cost. To simplify the presentation of debt issuance costs, the amendments in this ASU require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liabilities, consistent with debt premiums and discounts. The recognition and measurement of debt issuance costs are not affected. For IBRD, the ASU is effective from the quarter ending September 30, 2016. IBRD is currently evaluating this ASU, but does not expect the ASU to have a significant impact on its financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. The ASU provides guidance to help customers determine whether fees paid for cloud computing arrangements include a software license or should be accounted for as a service contract. For IBRD, the ASU is effective from the quarter ending September 30, 2016. IBRD is currently evaluating the impact of this ASU on its financial statements.

86 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The ASU eliminates the requirement to categorize within the fair value hierarchy, investments for which fair values are measured at NAV using the practical expedient included in the guidance for fair value measurements of Topic 820. For public business entities, the ASU is effective for fiscal years beginning after December 31, 2015, and interim periods within those fiscal years. IBRD has elected to early adopt the ASU from the fiscal year ended June 30, 2015, as permitted by the ASU. As a result, IBRD has excluded from the fair value hierarchy, investments measured using NAV (see Note C—Investments and Note J—Pension and Other Post Retirement Benefits).

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock: The following table provides a summary of the changes in IBRD’s authorized and subscribed shares during the fiscal years ended June 30, 2015 and June 30, 2014:

	Authorized shares	Subscribed shares
As of June 30, 2013	2,307,600	1,850,047
General and Selective Capital Increase (GCI/SCI)	—	79,664

As of June 30, 2014	2,307,600	1,929,711
GCI/SCI	—	166,037

As of June 30, 2015	2,307,600	2,095,748

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital during the fiscal years ended June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2013	$223,181	$(209,747)	$13,434
GCI/SCI	9,610	(9,039)	571

As of June 30, 2014	$232,791	$(218,786)	$14,005
GCI/SCI	20,030	(18,843)	1,187

As of June 30, 2015	$252,821	$(237,629)	$15,192

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

Amounts To Maintain the Value of Currency Holdings

The following table summarizes the amounts to maintain the value of currency holdings classified as components of equity at June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015	June 30, 2014
MOV receivable	$(365)	$(221)

Net Deferred MOV (receivable) payable	(44)	512
Deferred demand obligations receivable	(130)	(130)

Deferred MOV (receivable) payable	$(174)	$382

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 87

NOTE C—INVESTMENTS

As of June 30, 2015, IBRD’s investments include the liquid asset portfolio and, holdings relating to the Advanced Market Commitment for Pneumococcal Vaccines Initiative (AMC), PEBP and the Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio as of June 30, 2015 and June 30, 2014 was as follows:

In millions of U.S. dollars
	June 30, 2015	June 30, 2014
Net investment portfolio
Liquid asset portfolio	$43,983	$41,568
PCRF holdings	60	44
AMC holdings	156	280
PEBP holdings	906	816

Total	$45,105	$42,708

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value, which approximate fair value. As of June 30, 2015, the majority of Investments is comprised of government and agency obligations, and time deposits (52% and 35%, respectively), with all the instruments being classified as Level 1 and Level 2 within the fair value hierarchy. As of June 30, 2015, U.S. Treasuries represented the largest holding of a single counterparty, and amounted to 11.4% of the Investments-Trading portfolio. Over 99% of IBRD’s investments were rated A and above, as of June 30, 2015.

The majority of the instruments in the Investment-Trading portfolio are denominated in U.S. dollar (USD), euro (EUR) and Japanese yen (JPY) (55%, 15% and 14%, respectively). IBRD uses derivative instruments to manage the associated currency and interest rate risk in the portfolio. After considering the effects of these derivatives, IBRD’s investment portfolio has an average repricing of 0.35 years, and is predominantly denominated in USD (98%).

A summary of IBRD’s Investments-Trading at June 30, 2015 and June 30, 2014, is as follows:

In millions of U.S. dollars
	June 30, 2015	June 30, 2014

Equity securities	$504	$427
Government and agency obligations	24,665	15,377
Time deposits	16,898	22,104
ABS	5,653	4,454
Alternative Investments (at NAV)[a]	103	50

Total	$47,823	$42,412

a. Includes investments in hedge funds, private equity funds and real estate funds, held in PEBP holdings.

The following table summarizes the currency composition of IBRD’s Investments-Trading portfolio, at June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015		June 30, 2014
Currency	Carrying value	Average repricing (years)[a]	Carrying value	Average repricing (years)[a]

Euro	$7,016	0.82	$3,924	0.65
Japanese yen	6,777	0.36	2,400	0.58
U.S. dollar	26,447	0.42	30,559	0.50
Others	7,583	0.59	5,529	0.56

Total	$47,823	0.50	$42,412	0.53

a.	The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

88 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015	June 30, 2014

Investments - Trading	$47,823	$42,412
Securities purchased under resale agreements	2,128	3,070
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(3,575)	(3,390)
Derivative assets
Currency forward contracts	4,388	5,167
Currency swaps	17,706	8,264
Interest rate swaps	91	80
Swaptions, exchange traded options and futures contracts	11	3
Other[a]	—	*

Total	22,196	13,514

Derivative liabilities
Currency forward contracts	(4,366)	(5,154)
Currency swaps	(16,787)	(8,520)
Interest rate swaps	(107)	(133)
Swaptions, exchange traded options and futures contracts	(19)	(13)
Other[a]	( *)	—

Total	(21,279)	(13,820)

Cash held in investment portfolio[b]	201	3,428
Receivable from investment securities traded	69	47
Payable for investment securities purchased[c]	(2,458)	(2,553)

Net Investment Portfolio	$45,105	$42,708

a.	These amounts relate to TBA securities.
b.	This amount is included in Unrestricted cash under Due from Banks on the Balance Sheet.
c.	This amount includes $13 million of liabilities to IFC related to PCRF payable which is included in Accounts payable and miscellaneous liabilities on the Balance Sheet (less than $1 million—June 30, 2014).
*	Indicates amount less than $0.5 million.

The following table summarizes the currency composition of IBRD’s net investment portfolio at June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015		June 30, 2014
Currency	Carrying value	Average repricing (years)[a]	Carrying value	Average repricing (years)[a]
U.S. dollar	$44,239	0.34	$41,089	0.27
Others	866	0.05	1,619	0.55

Total	$45,105	0.35	$42,708	0.28

a.	The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of June 30, 2015, there were $1,635 million of short sales included in Payable for investment securities purchased on the Balance Sheet ($38 million—June 30, 2014). These are reported at fair value on a recurring basis.

During the fiscal year ended June 30, 2014, the AFS portfolio was liquidated, resulting in $240 million of realized losses, included in Equity management, net on the Statement of Income. The total proceeds from the sale of these securities were $2,484 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 89

At June 30, 2013, due to the intent to sell, IBRD determined that the government obligations included in its AFS portfolio were OTTI. For the fiscal year ended June 30, 2013, IBRD recorded OTTI losses of $160 million on these securities in the Statement of Income, in Unrealized mark-to-market gains (losses) on Equity management, net. These losses, which were due to interest rate increases, represented write-downs to fair value.

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	Fair value measurements on a recurring basis
	As of June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$307	$—	$—	$504	[a]
Government and agency obligations	15,442	9,223	—	24,665
Time deposits	2,811	14,087	—	16,898
ABS	—	5,653	—	5,653
Alternative investments (at NAV)[b]	—	—	—	103

Total Investments – Trading	18,560	28,963	—	47,823

Securities purchased under resale agreements	541	1,587	—	2,128
Derivative assets-Investments
Currency forward contracts	—	4,388	—	4,388
Currency swaps	—	17,706	—	17,706
Interest rate swaps	—	91	—	91
Swaptions, exchange traded options and futures contracts	*	11	—	11
Other[c]	—	—	—	—

Total Derivative assets-Investments	*	22,196	—	22,196

Total	$19,101	$52,746	$—	$72,147

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[d]	$309	$537	$—	$846
Derivative liabilities-Investments
Currency forward contracts	—	4,366	—	4,366
Currency swaps	—	16,787	—	16,787
Interest rate swaps	—	107	—	107
Swaptions, exchange traded options and futures contracts	8	11	—	19
Other[c]	—	*	—	*

Total Derivative liabilities-Investments	8	21,271	—	21,279

Payable for investments securities purchased[e]	1,635	—	—	1,635

Total	$1,952	$21,808	$—	$23,760

a.	Includes $197 million of commingled funds at NAV, not included in fair value hierarchy.
b.	Investments related to PEBP holdings, not included in the fair value hierarchy.
c.	These amounts relate to TBA securities.
d.	Excludes $2,729 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities
*	Indicates amount less than $0.5 million.

90 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

In millions of U.S. dollars
	Fair value measurements on a recurring basis As of June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$276	$—	$—	$427	[a]
Government and agency obligations	4,521	10,856	—	15,377
Time deposits	2,433	19,671	—	22,104
ABS	—	4,454	—	4,454
Alternative investments (at NAV)[b]	—	—	—	50

Total Investments – Trading	7,230	34,981	—	42,412

Securities purchased under resale agreements	19	3,051	—	3,070
Derivative assets-Investments
Currency forward contracts	—	5,167	—	5,167
Currency swaps	—	8,264	—	8,264
Interest rate swaps	—	80	—	80
Swaptions, exchange traded options and futures contracts	—	3	—	3
Other[c]	—	*	—	*

Total Derivative assets-Investments	—	13,514	—	13,514

Total	$7,249	$51,546	$—	$58,996

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[d]	$—	$156	$—	$156
Derivative liabilities-Investments
Currency forward contracts	—	5,154	—	5,154
Currency swaps	—	8,520	—	8,520
Interest rate swaps	—	133	—	133
Swaptions, exchange traded options and futures contracts	10	3	—	13
Other[c]	—	—	—	—

Total Derivative liabilities-Investments	10	13,810	—	13,820

Payable for investments securities purchased[e]	38	—	—	38

Total	$48	$13,966	$—	$14,014

a.	Includes $151 million of commingled funds, not included in fair value hierarchy.
b.	Investments related to PEBP holdings, not included in the fair value hierarchy.
c.	These amounts relate to TBA securities.
d.	Excludes $3,234 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities
*	Indicates amount less than $0.5 million.

As of June 30, 2015, $834 million of investments related to non-U.S. government obligations were transferred from Level 2 to Level 1 within the fair value hierarchy. This transfer was based on the outcome of the annual review of the inputs used to measure fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 91

IBRD has entered into master derivative agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of June 30, 2015 and June 30, 2014.

In millions of U.S. dollars
	June 30, 2015	June 30, 2014
Collateral received
Cash	$2,729	$3,234
Securities	2,229	2,785

Total collateral received	4,958	6,019

Collateral permitted to be repledged	$4,958	$6,019
Amount of collateral repledged	—	—

As of June 30, 2015, IBRD received total cash collateral of $2,729 million ($3,234 million—June 30, 2014), of which $2,714 million ($2,114 million—June 30, 2014) was invested in highly liquid instruments.

Securities Lending: IBRD may engage in securities lending and repurchases against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of June 30, 2015, amounts which could potentially be offset as a result of legally enforceable master netting arrangements were $822 million (Nil—June 30, 2014).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	June 30, 2015	June 30, 2014	Financial Statement presentation

Securities transferred under repurchase or securities lending agreements	$844	$155	Included under Investments-Trading on the Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$846	$156	Included under Securities Sold Under Repurchase Agreements, Securities Lent Under Securities Lending Agreements, and Payable for Cash Collateral Received, on the Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At June 30, 2015, and June 30, 2014 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

92 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or security lending agreements
Government and agency obligations	$557	$277	$834
Equity securities	12	—	12

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$569	$277	$846

In millions of U.S. dollars
	June 30, 2014
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or security lending agreements
Government and agency obligations	$3	$150	$153
Equity securities	3	—	3

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$6	$150	$156

*	Indicates amount less than $0.5 million

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2015, securities purchased under resale agreements included $252 million of securities which had not settled at that date ($2,027 million—June 30, 2014). For the remaining purchases, IBRD received securities with a fair value of $1,875 million ($1,069 million—June 30, 2014). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2014).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the IFC, an affiliated organization without any guarantee. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD’s loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2015, only loans with variable spread terms and fixed spread terms (including special development policy loans), were available for new commitments.

As of June 30, 2015, 84% of IBRD’s loans carried variable interest rates. IBRD uses derivative contracts to manage the currency risk as well as repricing risk between its loans and borrowings. These derivatives are included under loan derivatives on the Balance Sheet. After considering the effects of these derivatives, the loan portfolio carried variable interest rates, with a weighted average interest rate of 0.93% as of June 30, 2015 (0.85%—June 30, 2014). For details regarding derivatives used in the loan portfolio see Note F—Derivative Instruments.

The majority of the loans outstanding are denominated in USD (78%) and EUR (19%).

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 93

As of June 30, 2015, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1% of the total loan portfolio. Based on IBRD’s internal quality indicators, the majority of loans outstanding are in the Medium risk or High risk classes.

A summary of IBRD’s loans outstanding by currency and by interest rate characteristics (fixed or variable) at June 30, 2015 and June 30, 2014 is as follows:

In millions of U.S. dollars
	June 30, 2015
	Euro		Japanese yen		U.S. dollars			Others			Loans outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable		Fixed		Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$29	$17	$27	$14	$52	$425		$73	[b]	$20	$181	$476	$657
Weighted average rate (%)[c]	2.96	7.72	2.96	7.68	6.94	7.54		3.19		7.59	4.20	7.55	6.63
Average Maturity (years)	4.86	0.39	4.85	0.46	2.49	0.01		4.02		0.66	3.84	0.07	1.11
Single currency pool terms
Amount	$—	$3	$—	$—	$10	$1		$—		$—	$10	$4	$14
Weighted average rate (%)[c]	—	0.47	—	—	4.19	3.61		—		—	4.19	0.99	3.39
Average Maturity (years)	—	0.60	—	—	0.56	0.11		—		—	0.56	0.52	0.55
Variable-spread terms
Amount	$—	$18,365	$—	$64	$—	$83,041		$—		$1,894	$—	$103,364	$103,364
Weighted average rate (%)[c]	—	0.46	—	0.70	5.62	0.82		—		9.08	5.62	0.91	0.91
Average Maturity (years)	—	11.02	—	3.85	0.21	10.11		—		12.21	0.21	10.31	10.31
Fixed-spread terms
Amount	$5,346	$6,621	$11	$221	$18,591	$20,809	[b]	$649	[d]	$729	$24,597	$28,380	$52,977
Weighted average rate (%)[c]	3.90	0.72	2.28	0.64	4.10	0.99		6.91		2.62	4.13	0.97	2.44
Average maturity (years)	9.23	7.89	3.76	5.17	7.22	8.37		8.42		10.59	7.69	8.29	8.01

Loans outstanding
Amount	$5,375	$25,006	$38	$299	$18,653	$104,276		$722		$2,643	$24,788	$132,224	$157,012
Weighted average rate (%)[c]	3.90	0.53	2.77	0.98	4.11	0.88		6.54		7.29	4.13	0.94	1.45
Average maturity (years)	9.21	10.18	4.55	4.67	7.20	9.73		7.98		11.68	7.66	9.84	9.49

Loans outstanding													$157,012
Less accumulated provision for loan losses and deferred loan income													1,972

Net loans outstanding													$155,040

In millions of U.S. dollars
	June 30, 2014
	Euro		Japanese yen		U.S. dollars			Others			Loans outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable		Fixed		Variable	Fixed	Variable	Total

Multicurrency terms[a]
Amount	$56	$55	$47	$48	$63	$452		$105	[b]	$74	$271	$629	$900
Weighted average rate (%)[c]	4.00	6.68	3.20	6.61	6.41	7.37		3.37		6.46	4.18	7.15	6.25
Average Maturity (years)	3.91	0.62	4.30	0.66	2.58	0.06		3.71		0.74	3.59	0.23	1.24
Single currency pool terms
Amount	$—	$16	$—	$—	$81	$3		$—		$—	$81	$19	$100
Weighted average rate (%)[c]	—	0.53	—	—	4.18	6.93		—		—	4.18	1.57	3.69
Average Maturity (years)	—	0.75	—	—	0.53	0.45		—		—	0.53	0.70	0.56
Variable-spread terms
Amount	$—	$19,748	$—	$107	$18	$75,637		$—		$908	$18	$96,400	$96,418
Weighted average rate (%)[c]	—	0.69	—	0.64	5.77	0.67		—		8.91	5.77	0.75	0.75
Average Maturity (years)	—	11.17	—	3.54	0.34	10.07		—		13.03	0.34	10.31	10.31
Fixed-spread terms
Amount	$5,148	$8,499	$27	$289	$20,275	$20,602	[b]	$832	[e]	$931	$26,282	$30,321	$56,603
Weighted average rate (%)[c]	4.38	1.01	2.59	0.69	4.11	0.89		7.14		3.11	4.26	0.99	2.51
Average maturity (years)	7.50	8.60	8.10	5.73	7.46	8.65		8.80		10.99	7.51	8.68	8.14

Loans outstanding
Amount	$5,204	$28,318	$74	$444	$20,437	$96,694		$937		$1,913	$26,652	$127,369	$154,021
Weighted average rate (%)[c]	4.37	0.80	2.97	1.31	4.12	0.75		6.72		5.99	4.26	0.84	1.43
Average maturity (years)	7.46	10.37	5.68	4.66	7.41	9.72		8.23		11.56	7.45	9.87	9.45

Loans outstanding													$154,021
Less accumulated provision for loan losses and deferred loan income													2,043

Net loans outstanding													$151,978

a.	Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.
b.	Include loans to IFC.
c.	Excludes effects of any waivers of loan interest.
d.	Includes loans at fair value of $125 million.
e.	Includes loans at fair value of $141 million.

94 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

The maturity structure of IBRD’s loans at June 30, 2015 and June 30, 2014 is as follows:

In millions of U.S. dollars
	June 30, 2015
Terms/Rate Type	July 1, 2015 through June 30, 2016	July 1, 2016 through June 30, 2020		July 1, 2020 through June 30, 2025	Thereafter	Total
Multicurrency terms
Fixed	$64	$52		$54	$11	$181
Variable	467	9		—	—	476
Single currency pool terms
Fixed	8	2		—	—	10
Variable	4	—		—	—	4
Variable-spread terms
Fixed	—	—		—	—	—
Variable	4,520	18,209		28,561	52,074	103,364
Fixed-spread terms
Fixed	2,648	8,325	[a]	5,449	8,175	24,597
Variable	2,031	8,458		8,911	8,980	28,380

All Loans
Fixed	2,720	8,379		5,503	8,186	24,788
Variable	7,022	26,676		37,472	61,054	132,224

Total loans outstanding	$9,742	$35,055		$42,975	$69,240	$157,012

a.	Includes loans at fair value of $125 million.

In millions of U.S. dollars
	June 30, 2014
Terms/Rate Type	July 1, 2014 through June 30, 2015	July 1, 2015 through June 30, 2019		July 1, 2019 through June 30, 2024	Thereafter	Total
Multicurrency terms
Fixed	$100	$87		$60	$24	$271
Variable	574	55		—	—	629
Single currency pool terms
Fixed	71	10		—	—	81
Variable	15	4		—	—	19
Variable-spread terms
Fixed	18	—		—	—	18
Variable	4,685	18,112		24,176	49,427	96,400
Fixed-spread terms
Fixed	2,300	9,860	[a]	6,120	8,002	26,282
Variable	1,822	8,671		9,380	10,448	30,321

All Loans
Fixed	2,489	9,957		6,180	8,026	26,652
Variable	7,096	26,842		33,556	59,875	127,369

Total loans outstanding	$9,585	$36,799		$39,736	$67,901	$154,021

a.	Includes loans at fair value of $141 million.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures,

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 95

these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in non accrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following table provides an aging analysis of the loan portfolio as at June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total past due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$20,574	$20,574
Medium	—	—	—	—	—	—	81,233	81,233
High	—	—	—	—	—	—	54,628	54,628

Loans in accrual status[a]	—	—	—	—	—	—	156,435	156,435
Loans in nonaccrual status[a]	—	—	—	—	452	452	—	452
Loan at fair value[b]	—	—	—	—	—	—	125	125

Total	$—	$—	$—	$—	$452	$452	$156,560	$157,012

In millions of U.S. dollars
	June 30, 2014
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total past due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$13,319	$13,319
Medium	—	—	—	—	—	—	85,477	85,477
High	—	—	—	—	—	—	54,622	54,622

Loans in accrual status[a]	—	—	—	—	—	—	153,418	153,418
Loans in nonaccrual status[a]	—	—	—	5	457	462	—	462
Loan at fair value[b]	—	—	—	—	—	—	141	141

Total	$—	$—	$—	$5	$457	$462	$153,559	$154,021

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

96 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

Changes to the Accumulated provision for losses on loans and other exposures for the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013 are summarized below:

In millions of U.S. dollars
	June 30, 2015			June 30, 2014			June 30, 2013
	Loans	Other	Total	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,626	$41	$1,667	$1,659	$54	$1,713	$1,690	$35	$1,725
Provision—(release) charge	(11)	1	(10)	(46)	(14)	(60)	(40)	18	(22)
Translation adjustment	(61)	(3)	(64)	13	1	14	9	1	10

Accumulated provision, end of the fiscal year	$1,554	$39	$1,593	$1,626	$41	$1,667	$1,659	$54	$1,713

Composed of accumulated provision for losses on:
Loans in accrual status	$1,328			$1,395			$1,428
Loans in nonaccrual status	226			231			231

Total	$1,554			$1,626			$1,659

Loans, end of the fiscal year:
Loans at amortized cost in accrual status	$156,435			$153,418			$143,166
Loans at amortized cost in nonaccrual status	452			462			462
Loan at fair value in accrual status	125			141			148

Total	$157,012			$154,021			$143,776

Reported as follows
	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures
Other exposures (excluding exposures to member countries’ derivatives)	Accounts payable and miscellaneous liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative Assets–Client Operations	Unrealized mark-to-market gains/losses on non-trading portfolios—Other, net

At June 30, 2015, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2015, and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015	June 30, 2014
Recorded investment in nonaccrual loans[a]	$452	$462
Accumulated provision for loan losses on nonaccrual loans	226	231
Average recorded investment in nonaccrual loans for the fiscal year[b]	457	462
Overdue amounts of nonaccrual loans:	873	852
Principal	452	462
Interest and charges	421	390

a.	A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.
b.	For the fiscal year ended June 30, 2013: $462 million.

In millions of U.S. dollars
	2015	2014	2013
Interest revenue not recognized as a result of loans being in nonaccrual status	$33	$34	$	35	[a]

a.	Excludes the effect of placing Iran’s loans in nonaccrual status and subsequently restoring them to accrual status.

During the fiscal year ended June 30, 2015, there were no loans placed into nonaccrual status or restored to accrual status.

In addition, during the fiscal years ended June 30, 2015 and June 30, 2014, interest revenue recognized on loans in nonaccrual status was $2 million, in each year. During the fiscal year ended June 30, 2013, no interest income was recognized on loans in nonaccrual status.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 97

Effective July 16, 2013, all loans made to or guaranteed by Iran were placed into nonaccrual status. The aggregate principal balance outstanding on these loans on June 30, 2013 was $697 million, of which $45 million was overdue on that date. Interest revenue for the fiscal year ended June 30, 2013 was reduced by $7 million representing unpaid interest and other charges accrued on loans outstanding from Iran. The impact of this event was included in evaluating loan loss provision requirements associated with IBRD’s exposure as at June 30, 2013. The accumulated provision for loans to Iran as of June 30, 2013 was $52 million.

Subsequently, on September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD and the loans to, or guaranteed by Iran were restored to accrual status on that date. Interest revenue for the fiscal year ended June 30, 2014, increased by $8 million, $7 million of which represented interest and other charges that would have been accrued as of June 30, 2013 had these loans not been placed in nonaccrual status.

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at June 30, 2015 follows:

In millions of U.S. dollars
	Principal	Principal, interest and	Nonaccrual
Borrower	outstanding	charges overdue	since
Zimbabwe	$452	$873	October 2000

Guarantees

Guarantees of $1,432 million were outstanding at June 30, 2015 ($1,804 million—June 30, 2014). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2029.

At June 30, 2015, liabilities related to IBRD’s obligations under guarantees of $42 million ($60 million—June 30, 2014), have been included in Accounts payable and miscellaneous liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $17 million ($25 million—June 30, 2014).

During the fiscal years ended June 30, 2015 and June 30, 2014, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013 resulting from waivers of loan charges, is summarized in the following table:

In millions of U.S. dollars
	2015	2014	2013
Interest waivers	$99	$115	$127
Commitment charge waivers	4	9	15
Front-end fee waivers	17	21	15

Total	$120	$145	$157

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed and resource allocation decisions are made at the entity level.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the fiscal year ended June 30, 2015, loans to one country individually generated in excess of 10 percent of loan revenue; this amounted to $242 million.

98 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

The following table presents IBRD’s loan revenue and associated outstanding loan balances, by geographic region, as of and for the fiscal years ended June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	2015		2014
Region	Loans outstanding	Loan revenue[b]	Loans outstanding	Loan revenue[b]
Africa	$3,061	$142	$2,534	$52
East Asia and Pacific	32,101	411	30,362	416
Europe and Central Asia	41,898	408	43,973	431
Latin America and the Caribbean	53,974	967	51,395	1,001
Middle East and North Africa	12,128	141	12,141	160
South Asia	13,637	87	13,395	90
Other[a]	213	1	221	2

Total	$157,012	$2,157	$154,021	$2,152

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $971 million from loan related derivatives ($954 million—June 30, 2014). Includes commitment charges of $16 million ($19 million—June 30, 2014).

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at June 30, 2015 was 4.6%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the fiscal year ended June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	2015	2014
Beginning of the fiscal year	$141	$148
Total realized/unrealized mark-to-market gains (losses) in:
Net income	5	9
Other comprehensive income	(21)	(16)

End of the fiscal year	$125	$141

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, included in revenue, for the fiscal years ended June 30, 2015, June 30, 2014, and June 30, 2013, as well as where those amounts are included in Statement of Income, is presented in the following table:

In millions of U.S. dollars
Unrealized mark-to-market gains (losses)	2015	2014	2013
Statement of Income line
Unrealized mark-to-market (losses) gains on Loans, net	$(5)	$(2)	$4

The table below presents the fair value of all IBRD’s loans, along with their respective carrying amounts as of June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015		June 30, 2014
	Carrying value	Fair value	Carrying value	Fair value
Net loans outstanding	$155,040	$155,910	$151,978	$149,957

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 99

Valuation Methods and Assumptions

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of June 30, 2015 and June 30, 2014, except for the one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3 within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of June 30, 2015, the majority of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy. In addition, most of these instruments were denominated in USD, EUR, Australian dollar (AUD) and GBP (64%, 12%, 7% and 3%, respectively).

IBRD uses derivatives to manage the repricing risk between loans and borrowings. After the effect of these derivatives, the borrowing portfolio carried variable interest rates, with a weighted average cost of 0.27% as of June 30, 2015 (0.21% as of June 30, 2014).

The following table summarizes IBRD’s borrowing portfolio after derivatives as of June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015	June 30, 2014
Borrowings	$160,980	$161,026
Currency swaps, net[a]	1,433	(3,898)
Interest rate swaps, net[a]	(3,560)	(4,485)

	$158,853	$152,643

a.	Interest, net for Borrowings on the Statement of Income includes $3,467 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($3,385 million—June 30, 2014).

For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings at June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015	WAC[a] (%)	June 30, 2014	WAC[a] (%)
Fixed	$133,821	2.39	$131,334	2.70
Variable	22,784	1.97	24,382	1.97

Borrowings[b]	$156,605	2.33%	$155,716	2.59%
Fair value adjustment	4,375		5,310

Borrowings at fair value	$160,980		$161,026

a.	WAC refers to weighted average cost.
b.	At amortized cost.

100 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

At June 30, 2015 and June 30, 2014, the currency composition of debt in IBRD’s borrowings portfolio before derivatives was as follows:

	June 30, 2015	June 30, 2014
U.S. dollar	64.2%	57.3%
Euro	12.4	12.0
Australian dollar	7.0	10.2
Pound sterling	3.4	4.2
New Zealand dollar	2.5	2.7
Japanese yen	2.1	3.9
Others	8.4	9.7

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding at June 30, 2015 and June 30, 2014 was as follows:

In millions of U.S. dollars
Period	June 30, 2015	June 30, 2014
Less than1 year	$37,278	$38,642
Between
1 - 2 years	31,128	32,748
2 - 3 years	22,508	28,718
3 - 4 years	17,590	10,738
4 - 5 years	16,096	20,363
Thereafter	36,380	29,817

	$160,980	$161,026

IBRD’s borrowings have original maturities ranging from 29 days to 50 years, with the final maturity in 2064.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of June 30, 2015 and June 30, 2014 is as follows:

In millions of U.S. dollars
	June 30, 2015	June 30, 2014
Level 1	$—	$—
Level 2	158,574	157,143
Level 3	2,406	3,883

	$160,980	$161,026

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 101

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the fiscal years ended June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	2015	2014
Beginning of the fiscal year	$3,883	$6,511
Total realized/unrealized mark-to-market losses (gains) in:
Net income	331	522
Other comprehensive income	(521)	(158)
Issuances	1,251	332
Settlements	(1,906)	(2,024)
Transfers (out of) into, net	(632)	(1,300)

End of the fiscal year	$2,406	$3,883

The following table provides information on the unrealized mark-to-market gains or losses included in the statement of income for the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013, relating to IBRD’s Level 3 borrowings still held at June 30, 2015, June 30, 2014 and June 30, 2013, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars
Unrealized mark-to-market gains (losses)	2015	2014	2013
Statement of Income
Unrealized mark-to-market losses on Borrowings, net	$(178)	$(306)	$(1,422)

The following table provides information on the unrealized mark-to-market gains or losses included in the statement of income for the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013 relating to IBRD’s borrowings held at June 30, 2015, June 30, 2014 and June 30, 2013, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars
Unrealized mark-to-market gains (losses)	2015	2014	2013
Statement of Income
Unrealized mark-to-market gains on Borrowings, net	$292	$47	$1,424

During the fiscal year ended June 30, 2015, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of June 30, 2015, were unrealized mark-to-market losses of $78 million. During the fiscal year ended June 30, 2014, IBRD’s credit spreads widened. The estimated financial effects on the fair value of the debt issued and outstanding as of June 30, 2014, were unrealized mark-to-market gains of $38 million. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

102 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair value at June 30, 2015	Fair value at June 30, 2014	Valuation technique	Unobservable input	Range (average) June 30, 2015	Range (average) June 30, 2014
Borrowings	$2,406	$3,883	Discounted cash flow	Correlations	-50% to 72% (2%)	-39% to 77% (5%)
				Long-dated interest rate volatilities	19% to 71% (36%)	14% to 33% (22%)

The table below provides the details of all inter-level transfers for the fiscal year ended June 30, 2015 and June 30, 2014. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars
	June 30, 2015		June 30, 2014
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$634	$(634)	$1,300	$(1,300)
Transfers (out of) into	(2)	2	—	—

	$632	$(632)	$1,300	$(1,300)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2015	$160,980	$160,568	$412
June 30, 2014	$161,026	$161,751	$(725)

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

IBRD engages in an equity management strategy, which employs interest rate swaps to manage the duration of its equity. As of June 30, 2015, the duration of IBRD’s equity was approximately five years (three years—June 30, 2014).

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 103

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed.

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

On July 1, 2000, IBRD adopted FASB’s guidance on derivatives and hedging. This guidance requires that derivative instruments be recorded on the balance sheet at fair value. IBRD has elected not to designate any qualifying hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value, with the changes in fair value recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of qualifying hedging criteria for accounting purposes would not appropriately reflect IBRD’s risk management strategies.

Upon adoption of this guidance, $500 million was reported in other comprehensive income, representing the difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to adoption. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any unrealized gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of the guidance, were recorded in net income at the time of implementation, and were offset by the unrealized gains or losses on the related derivative instruments. The unrealized gains or losses on those bonds are being amortized into earnings over the remaining lives of the related bonds, through the Unrealized gains and losses, net, under Borrowings, net in the Statement of Income.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of June 30, 2015 and June 30, 2014:

Fair value of derivative instruments on the Balance Sheet:

In millions of U.S. dollars
	Balance Sheet location
	Derivative Assets			Derivative Liabilities
	June 30, 2015	June 30, 2014		June 30, 2015		June 30, 2014
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment - Trading	$11	$3		$19		$13
Interest rate swaps	6,510	7,769		4,450		4,151
Currency swaps[a]	127,804	146,298		127,855		142,721
Other[b]	—		*		*	—

Total derivatives	$134,325	$154,070		$132,324		$146,885

a.	Includes currency forward contracts and structured swaps.
b.	These amounts relate to TBA securities.
*	Indicates amount less than $0.5 million.

104 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	June 30, 2015	June 30, 2014
Investments - Trading
Interest rate swaps
Notional principal	$8,755	$2,910
Credit exposure	91	80
Currency swaps (including currency forward contracts)
Credit exposure	1,136	59
Swaptions, exchange traded options and futures contracts[a]
Notional long position	1,313	850
Notional short position	7,224	21,228
Credit exposure	11	3
Other derivatives[b]
Notional long position	28	47
Notional short position	—	—
Credit exposure	—	1
Loans
Interest rate swaps
Notional principal	28,118	29,775
Credit exposure	139	196
Currency swaps
Credit exposure	507	65
Client operations
Interest rate swaps
Notional principal	23,024	22,691
Credit exposure	1,221	1,070
Currency swaps
Credit exposure	1,657	1,701
Borrowings
Interest rate swaps
Notional principal	184,491	152,248
Credit exposure	4,325	4,919
Currency swaps
Credit exposure	8,025	9,994
Other derivatives
Interest rate swaps
Notional principal	45,647	42,113
Credit exposure	734	1,504
Currency swaps
Credit exposure	—	41

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options and futures contracts are interest rate contracts.
b.	These amounts relate to TBA securities.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position as of June 30, 2015 is $4,230 million ($1,216 million—June 30, 2014). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2015, the amount of collateral that would need to be posted would be $1,709 million ($164 million June 30, 2014). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $4,230 million ($1,216 million—June 30, 2014). In contrast, IBRD

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 105

received collateral totaling $4,958 million as of June 30, 2015 ($6,019 million—June 30, 2014) in relation to swap transactions (see Note C—Investments).

The following table provides information on unrealized mark-to-market gains and losses on non-trading derivatives during the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013, and their location on the Statement of Income:

In millions of U.S. dollars
	Income Statement location	Unrealized mark-to-market (losses) gains
		2015	2014	2013
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Equity management, Loans Borrowings and Other, net	$(684)	$(772)	$(1,416)
Currency swaps (including currency forward contracts and structured swaps)		454	190	148

Total		$(230)	$(582)	$(1,268)

a.	For alternative disclosures about trading derivatives see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and (losses) on the net investment-trading portfolio and their location on the Statement of Income during the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013:

In millions of U.S. dollars
Statement of Income line	Unrealized mark-to-market (losses) gains on Investments-Trading, net[a]
	2015	2014	2013
Type of instrument
Fixed income (including associated derivatives)	$(146)	$(202)	$36
Equity	4	26	13

	$(142)	$(176)	$49

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

106 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Balance Sheet as of June 30, 2015 and June 30, 2014. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	June 30, 2015
	Location on Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross amounts recognized	Gross amounts offset	Net amounts presented	Gross amounts recognized	Gross amounts offset	Net amounts presented
Interest rate swaps	$24,968	$(18,458)	$6,510	$16,938	$(12,488)	$4,450
Currency swaps[a]	127,804	—	127,804	127,855	—	127,855
Other[b]	11	—	11	22	(3)	19

Total	$152,783	$(18,458)	$134,325	$144,815	$(12,491)	$132,324

Amounts subject to legally enforcable master netting agreements[c]			(128,010)			(128,010)

Net derivative positions at counterparty level before collateral			6,315			4,314

Less:
Cash collateral received[d]			2,284
Securities collateral received[d]			1,609

Net derivative exposure after collateral			$2,422

a.	Includes currency forward contracts and structured swaps.
b.	These amounts relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Balance Sheet.
d.	Does not include excess collateral received.

In millions of U.S. dollars
	June 30, 2014
	Location on Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross amounts recognized	Gross amounts offset	Net amounts presented	Gross amounts recognized	Gross amounts offset	Net amounts presented
Interest rate swaps	$22,482	$(14,713)	$7,769	$14,173	$(10,022)	$4,151
Currency swaps[a]	146,298	—	146,298	142,721	—	142,721
Other[b]	3	—	3	13	—	13

Total	$168,783	$(14,713)	$154,070	$156,907	$(10,022)	$146,885

Amounts subject to legally enforcable master netting agreements[c]			(145,595)			(145,595)

Net derivatives positions at counterparty level before collateral			8,475			1,290

Less:
Cash collateral received[d]			2,840
Securities collateral received[d]			2,485

Net derivative exposure after collateral			$3,150

a.	Includes currency forward contracts and structured swaps.
b.	These amounts relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Balance Sheet.
d.	Does not include excess collateral received.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 107

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of June 30, 2015 and June 30, 2014 is as follows:

In millions of U.S. dollars
	Fair value measurements on a recurring basis
	As of June 30, 2015
	Level 1			Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—		$4,388		$—	$4,388
Currency swaps		—		17,706		—	17,706
Interest rate swaps		—		91		—	91
Swaptions, exchange traded options and futures contracts			*	11		—	11
Other[a]		—		—		—	—

			*	22,196		—	22,196

Loans
Currency swaps		—		3,671		92	3,763
Interest rate swaps		—		139		—	139

		—		3,810		92	3,902

Client operations
Currency swaps		—		27,518		—	27,518
Interest rate swaps		—		1,221		—	1,221

		—		28,739		—	28,739

Borrowings
Currency swaps		—		72,555		1,387	73,942
Interest rate swaps		—		4,258		67	4,325

		—		76,813		1,454	78,267

Other assets/liabilities
Currency swaps		—		487		—	487
Interest rate swaps		—		734		—	734

		—		1,221		—	1,221

Total derivative assets	$		*	$132,779		$1,546	$134,325

Derivative Liabilities:
Investments
Currency forward contracts		$—		$4,366		$—	$4,366
Currency swaps		—		16,787		—	16,787
Interest rate swaps		—		107		—	107
Swaptions, exchange traded options and futures contracts		8		11		—	19
Other[a]		—			*	—		*

		8		21,271		—	21,279

Loans
Currency swaps		—		3,188		77	3,265
Interest rate swaps		—		2,270		—	2,270

		—		5,458		77	5,535

Client operations
Currency swaps		—		27,515		—	27,515
Interest rate swaps		—		1,224		8	1,232

		—		28,739		8	28,747

Borrowings
Currency swaps		—		74,021		1,354	75,375
Interest rate swaps		—		690		75	765

		—		74,711		1,429	76,140

Other assets/liabilities
Currency swaps		—		547		—	547
Interest rate swaps		—		76		—	76

		—		623		—	623

Total derivative liabilities		$8		$130,802		$1,514	$132,324

a.	These amounts relate to TBA securities.
*	Indicates amount less than $0.5 million.

108 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

In millions of U.S. dollars
	Fair value measurements on a recurring basis
	As of June 30, 2014
	Level 1	Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,167		$—	$5,167
Currency swaps	—	8,264		—	8,264
Interest rate swaps	—	80		—	80
Swaptions, exchange traded options and futures contracts	—	3		—	3
Other[a]	—		*	—		*

	—	13,514		—	13,514

Loans
Currency swaps	—	2,502		86	2,588
Interest rate swaps	—	196		—	196

	—	2,698		86	2,784

Client operations
Currency swaps	—	35,447		—	35,447
Interest rate swaps	—	1,070		—	1,070

	—	36,517		—	36,517

Borrowings
Currency swaps	—	90,141		4,090	94,231
Interest rate swaps	—	4,858		61	4,919

	—	94,999		4,151	99,150

Other assets/liabilities
Currency swaps	—	601		—	601
Interest rate swaps	—	1,504		—	1,504

	—	2,105		—	2,105

Total derivative assets	$—	$149,833		$4,237	$154,070

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,154		$—	$5,154
Currency swaps	—	8,520		—	8,520
Interest rate swaps	—	133		—	133
Swaptions, exchange traded options and futures contracts	10	3		—	13
Other[a]	—	—		—	—

	10	13,810		—	13,820

Loans
Currency swaps	—	2,642		75	2,717
Interest rate swaps	—	2,415		—	2,415

	—	5,057		75	5,132

Client operations
Currency swaps	—	35,435		—	35,435
Interest rate swaps	—	1,104		—	1,104

	—	36,539		—	36,539

Borrowings
Currency swaps	—	86,693		3,640	90,333
Interest rate swaps	—	399		35	434

	—	87,092		3,675	90,767

Other assets/liabilities
Currency swaps	—	562		—	562
Interest rate swaps	—	65		—	65

	—	627		—	627

Total derivative liabilities	$10	$143,125		$3,750	$146,885

a.	These amounts relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 109

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the fiscal years ended June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015			June 30, 2014
	Currency swaps	Interest rate swaps	Total	Currency swaps	Interest rate swaps	Total
Beginning of the fiscal year	$461	$26	$487	$628	$2	$630
Total realized/unrealized mark-to-market gains or (losses) in:
Net income	265	(16)	249	414	27	441
Other comprehensive income	(479)	—	(479)	(122)	—	(122)
Issuances	(3)	(1)	(4)	(4)	(2)	(6)
Sales/Settlements	(181)	—	(181)	(307)	—	(307)
Transfers (out of) in, net	(15)	(25)	(40)	(148)	(1)	(149)

End of the fiscal year	$48	$(16)	$32	$461	$26	$487

Unrealized mark-to-market gains or losses included in revenue for the fiscal years ended June 30, 2015, June 30, 2014, and June 30, 2013 relating to IBRD’s Level 3 derivatives, net, still held as at these dates as well as where those amounts are included in the Statement of Income, are presented in the following table:

In millions of U.S. dollars
Unrealized mark-to-market gains (losses)	2015	2014	2013
Statement of Income line
Unrealized mark-to-market gains on Loans, Borrowings and Other, net	$114	$300	$1,080

The table below provides the details of all inter-level transfers during the fiscal years ended June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	June 30, 2015		June 30, 2014
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfer into (out of)	$15	$(15)	$149	$(149)
Transfer (out of) into	25	(25)	—	—

	$40	$(40)	$149	$(149)

Transfers from Level 3 to Level 2 are due to increased price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E – Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair value at June 30, 2015	Fair value at June 30, 2014	Valuation technique	Unobservable input	Range (average) June 30, 2015	Range (average) June 30, 2014
Currency swaps, interest rate swaps	$32	$487	Discounted cash flow	Correlations	-50% to 72% (2%)	-39% to 77% (5%)
				Long-dated interest rate volatilities	19% to 71% (36%)	14% to 33% (22%)

110 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal years from June 30, 2012 to June 30, 2015, are summarized below:

In millions of US dollars
	Special Reserve	General Reserve[c]	Pension Reserve	Surplus	Cumulative Fair Value Adjustments	LTIP Reserve	Unallocated Net Income (Loss)[c]	Restricted Retained Earnings[c]	Total
As of June 30, 2012	$293	$26,351	$1,162	$172	$857	$225	$(26)	$13	$29,047
Net income allocation[a]	—	390	(3)	—	(809)	(225)	634	13	—
Board of Governors-approved and other transfers funded from Surplus[b]	—	—	—	(55)	—	—	55	—	—
Net income for the year	—	—	—	—	—	—	218	—	218

As of June 30, 2013	$293	$26,742	$1,159	$117	$48	$—	$881	$25	$29,265
Net income allocation[a]	—	147	(99)	200	5	—	(260)	7	—
Board of Governors-approved and other transfers funded from Surplus[b]	—	—	—	(55)	—	—	55	—	—
Net loss for the year	—	—	—	—	—	—	(978)	—	(978)

As of June 30, 2014	$293	$26,889	$1,060	$262	$53	$—	$(302)	$32	$28,287
Net income allocation[a]	—	—	(43)	134	(1,030)	—	937	2	—
Board of Governors-approved and other transfers[b]	—	—	—	(70)	—	—	80	(10)	—
Net loss for the year	—	—	—	—	—	—	(786)	—	(786)

As of June 30, 2015	$293	$26,889	$1,017	$326	$(977)	$—	$(71)	$24	$27,501

a.	Amounts retained as Surplus from the allocation of net income are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.
c.	May differ from the sum of individual figures due to rounding.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 7, 2014, IBRD’s Executive Directors approved the following adjustments and allocations relating to the net income earned in the fiscal year ended June 30, 2014, to arrive at allocable income for that fiscal year:

•	$1,030 million decrease in the Cumulative Fair Value Adjustments, for the Unrealized mark-to-market losses on non-trading portfolios (this excludes realized amounts).

•	Add back $676 million related to Board of Governors-approved transfers approved in the fiscal year ended June 30, 2014, to reported Net Income to arrive at allocable income. These transfers relate to income earned in prior fiscal years.

•	$43 million decrease in the Pension Reserve.

•	$2 million increase in the Restricted Retained Earnings.

On October 10, 2014, IBRD’s Board of Governors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2014: transfer to IDA of $635 million and $134 million to Surplus. The Board of Governors also approved a grant of $15 million to the Global Infrastructure Facility (GIF) from Surplus. The transfers to IDA and GIF were made on October 14, 2014 and April 8, 2015, respectively.

On June 9, 2015, IBRD’s Board of Governors approved a transfer of $55 million from Surplus to the Trust Fund for Gaza and the West Bank, by way of grant. The payment for this transfer was made on June 16, 2015.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 111

Transfers approved during the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013, are included in the following table.

In millions of U.S. dollars
Transfers funded from:	2015	2014	2013
Unallocated Net Income:
IDA	$635	$621	$608

Restricted Retained Earnings:
IDA	10	—	—

Surplus:
Trust Fund for Gaza and West Bank	55	55	55
Global Infrastructure Facility	15	—	—

	70	55	55

Total	$715	$676	$663

There were no amounts payable for the transfers approved by the Board of Governors at June 30, 2015 and at June 30, 2014.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

At June 30, 2015 and June 30, 2014, IBRD had the following receivables from (payables to) its affiliated organizations.

In millions of U.S. dollars
	June 30, 2015
			Derivative transactions[a]
	Loans	Administrative services	Receivable	Payable	Pension and other postretirement benefits	Total
IDA	$—	$364	$8,962	$(8,914)	$(831)	$(419)
IFC	213	50	—	—	(210)	53
MIGA	—	4	—	—	(8)	(4)

	$213	$418	$8,962	$(8,914)	$(1,049)	$(370)

In millions of U.S. dollars
	June 30, 2014
			Derivative transactions[a]
	Loans	Administrative services	Receivable	Payable	Pension and other postretirement benefits	Total
IDA	$—	$416	$12,221	$(12,102)	$(854)	$(319)
IFC	221	22	—	—	(181)	62
MIGA	—	3	—	—	(8)	(5)

	$221	$441	$12,221	$(12,102)	$(1,043)	$(262)

a.	For details on derivative transactions relating to the swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The (payables) receivables balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services[a]	Other Assets – Miscellaneous
Receivables (payables) for derivative transactions	Derivative Assets/Liabilities – Client operations
Payable for pension and other postretirement benefits	Other Liabilities—Accounts payable and miscellaneous liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

112 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

Loans and other exposures

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At June 30, 2015, the balance of the loan under this facility amounted to $17 million ($25 million—June 30, 2014) and carried a fixed interest rate of 3.96% and weighted average maturity of 1.21 years. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Executive Directors approved for IBRD to lend up to $197 million to IFC. At June 30, 2015, the balance of this loan was $196 million ($196 million—June 30, 2014). The loan is at LIBOR minus 25 basis points (0.19% as of June 30, 2015) and is not eligible for interest waivers.

During the fiscal year ended 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of June 30, 2015, liabilities related to IBRD’s obligation under this agreement amounted to $3 million ($3 million—June 30, 2014). These include an accumulated provision for guarantee losses of less than $1 million (less than $1 million—June 30, 2014).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the fiscal year ended June 30, 2015, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,542 million ($1,650 million—fiscal year ended June 30, 2014, and $1,620 million—fiscal year ended June 30, 2013).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue sharing ratio. Amounts are settled quarterly. For the fiscal year ended June 30, 2015, IBRD’s other revenue is net of revenue allocated to IDA of $248 million ($281 million—fiscal year ended June 30, 2014, and $250 million—fiscal year ended June 30, 2013).

For the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Statement of Income, as follows:

In millions of U.S. dollars
	2015	2014	2013
Fees charged to IFC	$73	$54	$39
Fees charged to MIGA	5	5	5

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid cost for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosures see Note J—Pension and Other Post Retirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 113

Recipient-executed trust funds involve activities carried out by a recipient third-party “executing agency”. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

The following table summarizes the expenses pertaining to IBRD-executed trust funds during the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013:

In millions of U.S. dollars
	2015	2014	2013
IBRD-executed trust funds expenses	$437	$409	$357

These amounts are included in Administrative expenses and the corresponding revenue is included in Revenue from externally funded activities in the Statement of Income.

The following table summarizes all undisbursed contributions made by third party donors to IBRD-executed trust funds, recognized on the Balance Sheet as of June 30, 2015 and June 30, 2014:

In millions of U.S. dollars
	2015	2014
IBRD-executed trust funds	$572	$471

These amounts are included in Other Assets—Miscellaneous and the corresponding liabilities are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Revenues

During the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013, IBRD’s revenues for the administration of trust fund operations were as follows:

In millions of U.S. dollars
	2015	2014	2013
Revenues	$52	$56	$59

These amounts are included in Revenue from externally funded activities on the Statement of Income.

Revenue collected from donor contributions but not yet earned by IBRD totaling $73 million at June 30, 2015 ($73 million—June 30, 2014) is included in Other Assets (Miscellaneous) and in Accounts payable and miscellaneous liabilities, correspondingly, on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

During the fiscal year ended June 30, 2015, the fee revenue from all of these investment management activities in the amount of $27 million ($26 million—June 30, 2014 and $24 million—June 30, 2013) is included in Revenue from externally funded activities on the Statement of Income.

Other Services

Donors to AMC have provided IBRD with commitments to give $1.5 billion over a ten year period, with the GAVI Alliance (GAVI) as the named beneficiary. The assets will be drawn down by GAVI in accordance with the terms of the AMC which require that the funds be used to make payments for qualifying vaccines. Should a donor fail to pay, IBRD has committed to pay the shortfall. For this commitment, IBRD charges an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors.

114 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

As of June 30, 2015, investments and receivables from donors relating to AMC had a net carrying value of $388 million ($628 million—June 30, 2014). Amounts relating to investments totaled $156 million ($280 million—as of June 30, 2014) and are included in IBRD’s investment holdings. Receivables from donors are reported in Other Assets (Miscellaneous). The corresponding payables are reflected in Accounts payable and miscellaneous liabilities. Fee revenue recognized from these arrangements in the amount of $2 million ($2 million—June 30, 2014 and ($2 million—June 30, 2013) is included in Other non interest revenue. Amounts recorded for the non-contingent and contingent obligations arising from IBRD’s obligation to pay in the event of a donor default are included in IBRD’s obligations under guarantees (Note D—Loans and Other Exposures).

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in an SRP, a Retired Staff Benefits Plan and Trust (RSBP) and a PEBP that cover substantially all of their staff members.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30th measurement date for its pension and other postretirement benefit plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

As of June 30, 2015, the SRP and RSBP were underfunded by $633 million and $299 million, respectively. The PEBP, after reflecting IBRD and IDA’s share of assets which are included in the IBRD’s investment portfolio ($688 million), was underfunded by $452 million.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2015, June 30, 2014, and June 30, 2013:

In millions of U.S. dollars
	SRP			RSBP			PEBP
	2015	2014	2013	2015	2014	2013	2015	2014		2013
Benefit Cost
Service cost	$388	$353	$368	$112	$85	$84	$49	$33		$30
Interest cost	645	621	533	121	113	98	45	33		27
Expected return on plan assets	(923)	(771)	(719)	(133)	(107)	(100)	—	—		—
Amortization of prior service cost[a]	5	7	7	15	16	14	3		*		*
Amortization of unrecognized net loss[a]	106	109	191	27	28	45	45	29		30

Net periodic pension cost[b]	$221	$319	$380	$142	$135	$141	$142	$95		$87

of which:
IBRD’s share	$108	$147	$176	$70	$62	$65	$70	$44		$40
IDA’s share	$113	$172	$204	$72	$73	$76	$72	$51		$47

a.	Included in Amounts reclassified into net income in Note K-Comprehensive Income.
b.	Included in Pension Expenses in the Statement of Income.
*	Indicates amount less than $0.5 million.

IBRD’s share of benefit costs is included in Pension expenses on the Statement of Income. IDA’s share of benefit costs is included as a payable to/receivable from IDA in Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2015, and June 30, 2014. While contributions made to the SRP and RSBP are irrevocable, contributions made to the PEBP are revocable. As a result, the assets for the PEBP do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 115

In millions of U.S. dollars
	SRP		RSBP		PEBP
	2015	2014	2015	2014	2015	2014
Projected Benefit Obligations
Beginning of year	$15,822	$13,985	$2,793	$2,382	$1,073	$755
Service cost	388	353	112	85	49	33
Interest cost	645	621	121	113	45	33
Participant contributions	118	89	21	20	22	1
Federal subsidy received	n.a	n.a	2	1	n.a	n.a
Plan amendments	—	31	—	—	—	32
Benefits paid	(581)	(554)	(73)	(57)	(34)	(31)
Actuarial loss (gain)	(523)	1,297	(441)	249	(15)	250

End of year	$15,869	$15,822	$2,535	$2,793	$1,140	$1,073

Fair value of plan assets
Beginning of year	14,848	13,256	2,093	1,772
Participant contributions	118	89	21	20
Actual return on assets	635	1,822	103	263
Employer contributions	216	235	92	95
Benefits paid	(581)	(554)	(73)	(57)

End of year	15,236	14,848	2,236	2,093

Funded status[a]	$(633)	$(974)	$(299)	$(700)	$(1,140)	$(1,073)

Accumulated Benefit Obligations	$14,595	$14,429	$2,535	$2,793	$982	$910

a.	Negative funded status is included in Liabilities under retirement benefits plans, on the Balance Sheet.

During the fiscal year ended June 30, 2015, there were no amendments made to the retirement benefit plans.

During the fiscal year ended June 30, 2014, several amendments were made to the SRP. The primary amendments that resulted in an overall increase in SRP and PEBP PBO are as follows: (i) Improvements to the survivors’ benefits, (ii) Increasing the Mandatory Retirement Age for all current and future participants from age 62 to age 67 for all staff on board on or after December 31, 2015, (iii) Increasing the Normal Retirement Age (NRA) to age 65 for all participants entering the SRP on or after December 31, 2015, the NRA remains at age 62 for all other participating in the SRP before that date, and (iv) Ceasing pension accrual for certain participants after the age of 62.

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to Pension and Other Postretirement Benefits.

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2015:

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial loss	$2,358	$179	$485	$3,022
Prior service cost	32	121	29	182

Net amount recognized in Accumulated Other Comprehensive Loss	$2,390	$300	$514	$3,204

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2014:

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial loss	$2,699	$618	$545	$3,862
Prior service cost	36	137	32	205

Net amount recognized in Accumulated Other Comprehensive Loss	$2,735	$755	$577	$4,067

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in the fiscal year ending June 30, 2016 are as follows:

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial loss	$75	$—	$40	$115
Prior service cost	4	16	3	23

Amount estimated to be amortized into net periodic benefit cost	$79	$16	$43	$138

116 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2015, June 30, 2014, and June 30, 2013:

Weighted average assumptions used to determine projected benefit obligation

In percent, except years
	SRP			RSBP			PEBP
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Discount rate	4.30	4.20	4.60	4.50	4.40	4.80	4.40	4.30	4.50
Rate of compensation increase	5.40	5.40	5.70				5.40	5.40	5.70
Health care growth rates
- at end of fiscal year				4.90	5.30	5.90
Ultimate health care growth rate				4.10	4.10	3.90
Year in which ultimate rate is reached				2030	2022	2022

Weighted average assumptions used to determine net periodic pension cost

In percent, except years
	SRP			RSBP			PEBP
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Discount rate	4.20	4.60	3.90	4.40	4.80	4.10	4.30	4.50	3.90
Expected return on plan assets	6.30	5.90	5.80	6.30	6.00	6.10
Rate of compensation increase	5.40	5.70	5.40				5.40	5.70	5.40
Health care growth rates
- at end of fiscal year				5.30	5.90	6.30
Ultimate health care growth rate				4.10	3.90	3.60
Year in which ultimate rate is reached				2022	2022	2022

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars
	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$66	$48
Effect on postretirement benefit obligation	$533	$413

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three years, with more frequent reviews and changes if and as needed based on market conditions.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 117

The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including public and private equity and real estate.

The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the desired liquidity needs of the plans. The SAA is comprised of a diversified portfolio drawn from among fixed-income, equity, real assets and absolute return strategies.

The following table presents the policy asset allocation at June 30, 2015 and the actual asset allocation at June 30, 2015 and June 30, 2014 by asset category for the SRP and RSBP.

In percent
	SRP			RSBP
	Policy allocation	% of plan assets		Policy allocation	% of plan assets
	2015 (%)	2015	2014	2015 (%)	2015	2014
Asset class
Fixed Income & Cash	26	22	23	26	24	25
Public equity	33	35	35	33	35	35
Private equity	20	17	18	20	18	19
Market neutral hedge funds	8	10	9	8	9	9
Real assets[a]	13	13	12	13	11	10
Other[b]	—	3	3	—	3	2

Total	100	100	100	100	100	100

a.	Includes public and private real estate, infrastructure and timber.
b.	Includes investments that are outside the policy allocations such as directional hedge funds and long-term private debt funds.

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2015, the largest exposure to a single counterparty was 6% and 5% of the plan assets in SRP and RSBP, respectively.

Risk management practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification and consideration of the characteristics of the liabilities are central to the overall investment strategy and risk management approach for the SRP. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

118 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2015 and June 30, 2014.

In millions of U.S. dollars
	June 30, 2015
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1		Level 2		Level 3	Total
Debt securities
Time deposits	$10	$—	$—	$10	$2		$—		$—	$2
Securities purchased under resale agreements	160	—	—	160	42		—		—	42
Government and agency securities	2,395	573	—	2,968	343		174		—	517
Corporate and convertible bonds	—	160	—	160	—		23		—	23
ABS	—	91	—	91	—		14		—	14
Mortgage backed securities	—	129	—	129	—		16		—	16

Total debt securities	2,565	953	—	3,518	387		227		—	614

Equity securities
Stocks	3,135	—	—	3,135	424		—		—	424
Mutual funds	300	—	—	300	67		—		—	67
Real estate investment trusts (REITs)	403	—	—	403	46		—		—	46

Total equity securities	3,838	—	—	3,838	537		—		—	537

Other funds at NAV[a]
Commingled funds	—	—	—	1,714	—		—		—	227
Private equity	—	—	—	2,733	—		—		—	436
Real estate (including infrastructure and timber)	—	—	—	1,604	—		—		—	196
Hedge funds	—	—	—	1,791	—		—		—	244

Total other funds	—	—	—	7,842	—		—		—	1,103

Derivative assets / liabilities	(1)	9	—	8	—		2		—	2
Other assets / liabilities, net[b]	—	—	—	30	—		—		—	(20)

Total assets	$6,402	$962	$—	$15,236	$924		$229		$—	$2,236

a. Investments measured at fair value using NAV have not been included under the fair value hierarchy. b. Includes receivables and payables carried at amounts that approximate fair value.
In millions of U.S. dollars
	June 30, 2014
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1		Level 2		Level 3	Total
Debt securities
Time deposits	$—	$2	$—	$2	$—		$	*	$—	$	*
Securities purchased under resale agreements	54	—	—	54	16		—		—	16
Government and agency securities	2,425	515	—	2,940	224		268		—	492
Corporate and convertible bonds	—	126	—	126	—		2		—	2
ABS	—	61	—	61	—			*	—		*
Mortgage backed securities	—	143	—	143	—		2		—	2

Total debt securities	2,479	847	—	3,326	240		272		—	512

Equity securities
Stocks	3,113	—	—	3,113	410		—		—	410
Mutual funds	467	—	—	467	91		—		—	91
REITs	340	—	—	340	37		—		—	37

Total equity securities	3,920	—	—	3,920	538		—		—	538

Other funds at NAV[a]
Commingled funds	—	—	—	1,651	—		—		—	230
Private equity	—	—	—	2,647	—		—		—	411
Real estate (including infrastructure and timber)	—	—	—	1,462	—		—		—	168
Hedge funds	—	—	—	1,798	—		—		—	225

Total other funds	—	—	—	7,558	—		—		—	1,034

Derivative assets / liabilities	1	(4)	—	(3)	(	*)	(1)		—	(1)
Other assets / liabilities, net[b]	—	—	—	47	—		—		—	10

Total assets	$6,400	$843	$—	$14,848	$778		$271		$—	$2,093

a.	Investments measured at fair value using NAV have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 119

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in ABS such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITs) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically common or collective trusts reported at NAV as provided by the investment manager or sponsor of the fund based on valuation of underlying investments.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAVs provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

120 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2015:

In millions of U.S. dollars
	SRP	RSBP		PEBP
		Before federal subsidy	Federal subsidy[a]
July 1, 2015 - June 30, 2016	$718	$58	$1	$42
July 1, 2016 - June 30, 2017	750	63	—	45
July 1, 2017 - June 30, 2018	786	69	—	48
July 1, 2018 - June 30, 2019	822	76	—	51
July 1, 2019 - June 30, 2020	855	83	—	54
July 1, 2020 - June 30, 2025	4,773	532	—	328

a.	Following on from the decision by the Management during the fiscal year ended June 30, 2015, effective January 1, 2016, IBRD will be moving from Retiree Drug Subsidy to Employer Group Waiver Plan.

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2015 is $216 million and $73 million, respectively.

NOTE K—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, pension-related items, unrealized mark-to-market gains and losses on AFS securities and net income. These items are presented in the Statement of Comprehensive Income.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 121

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) for the fiscal years ended June 30, 2015, June 30, 2014, and June 30, 2013:

In millions of U.S. dollars
	2015
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net changes during the year	Balance, end of the fiscal year
Cumulative translation adjustment	$1,016	$(1,016)	$—		$(1,016)	$ *
Cumulative effect of change in accounting principle[a]	500	—	—		—	500
Reclassification[a]	(511)	—	2	[b]	2	(509)
Unrecognized net actuarial (losses) gains on benefit plans	(3,862)	662	178	[c]	840	(3,022)
Unrecognized prior service (costs) credits on benefit plans	(205)	—	23	[c]	23	(182)

Total accumulated other comprehensive loss	$(3,062)	$(354)	$203		$(151)	$(3,213)

In millions of U.S. dollars
	2014
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net changes during the year	Balance, end of the fiscal year
Cumulative translation adjustment	$696	$320	$—		$320	$1,016
Cumulative effect of change in accounting principle[a]	500	—	—		—	500
Reclassification[a]	(513)	—	2	[b]	2	(511)
Unrecognized net actuarial (losses) gains on benefit plans	(3,438)	(590)	166	[c]	(424)	(3,862)
Unrecognized prior service (costs) credits on benefit plans	(166)	(62)	23	[c]	(39)	(205)

Total accumulated other comprehensive loss	$(2,921)	$(332)	$191		$(141)	$(3,062)

In millions of U.S. dollars
	2013
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net changes during the year	Balance, end of the fiscal year
Cumulative translation adjustment	$312	$384	$—		$384	$696
Cumulative effect of change in accounting principle[a]	500	—	—		—	500
Reclassification[a]	(516)	—	3	[b]	3	(513)
Unrecognized net actuarial (losses) gains on benefit plans	(4,543)	839	266	[c]	1,105	(3,438)
Unrecognized prior service (costs) credits on benefit plans	(170)	(17)	21	[c]	4	(166)
Unrealized (losses) gains on AFS securities	—	(160)	160	[d]	—	—

Total accumulated other comprehensive loss	$(4,417)	$1,046	$450		$1,496	$(2,921)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Statement of Income.
c.	See note J-Pension and Other Post Retirement Benefits.
d.	Reclassified into Unrealized mark-to-market gains (losses) on Equity management, net in the Statement of Income.
*	Indicates amount less than $0.5 million.

122 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

NOTE L—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of June 30, 2015 and June 30, 2014.

In millions of U.S. dollars
	June 30, 2015			June 30, 2014
	Carrying value	Fair value		Carrying value	Fair value
Assets
Due from banks	$388	$388		$3,701	$3,701
Investments—Trading (including securities purchased under resale agreements)	49,951	49,951		45,482	45,482
Net loans outstanding	155,040	155,910		151,978	149,957
Derivative Assets
Investments	22,196	22,196		13,514	13,514
Loans	3,902	3,902		2,784	2,784
Client operations	28,739	28,739		36,517	36,517
Borrowings	78,267	78,267		99,150	99,150
Other	1,221	1,221		2,105	2,105
Liabilities
Borrowings	160,980	160,988	[a]	161,026	161,028	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	3,575	3,575		3,390	3,390
Derivative Liabilities
Investments	21,279	21,279		13,820	13,820
Loans	5,535	5,535		5,132	5,132
Client operations	28,747	28,747		36,539	36,539
Borrowings	76,140	76,140		90,767	90,767
Other	623	623		627	627

a.	Includes $8 million relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, ($2 million—June 30, 2014).

Valuation Methods and Assumptions

As of June 30, 2015 and June 30, 2014, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the Investments, Loans, Borrowings, and Derivative assets and liabilities, refer to Note A—Summary of Significant Accounting and Related Policies.

For additional fair value disclosures regarding Investments, Loans, Borrowings, and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings, and Note F—Derivative Instruments, respectively.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2015 123

Unrealized Mark-to-Market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the unrealized mark-to-market gains or losses on Investments-Trading and non-trading portfolios, net for the fiscal years ended June 30, 2015, June 30, 2014, and June 30, 2013.

In millions of U.S. dollars
	Fiscal Year Ended June 30, 2015
	Realized gains (losses)[b]	Unrealized gains (losses), excluding realized amounts[b,c]	Unrealized gains (losses)
Investments - Trading	$(50)	$(92)	$(142)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	(1)	(41)[d]	(42)
Equity management, net	750	(659)	91
Borrowings, including derivatives—Notes E and F	10	14	24
Other assets/liabilities derivatives[a]	—	( *)	( *)
Client operations derivatives[a]	—	(16)	(16)

Total non trading portfolios, net	$759	$(702)	$57

In millions of U.S. dollars
	Fiscal Year Ended June 30, 2014
	Realized gains (losses)[b]	Unrealized gains (losses), excluding realized amounts[b,c]	Unrealized gains (losses)
Investments - Trading	$(67)	$(109)	$(176)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	(134)[d]	(134)
Equity management, net	432	(994)	(562)
Borrowings, including derivatives—Notes E and F	(19)	111	92
Other assets/liabilities derivatives[a]	—	(11)	(11)
Client operations derivatives[a]	—	(2)	(2)

Total non trading portfolios, net	$413	$(1,030)	$(617)

In millions of U.S. dollars
	Fiscal Year Ended June 30, 2013
	Realized gains (losses)[b]	Unrealized gains (losses), excluding realized amounts[b,c]	Unrealized gains (losses)
Investments - Trading	$21	$28	$49

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	1,669 [d]	1,669
Equity management, net	—	(1,538)	(1,538)
Borrowings, including derivatives—Notes E and F	(5)	(121)	(126)
Other assets/liabilities derivatives[a]	—	(14)	(14)
Client operations derivatives[a]	—	9	9

Total non trading portfolios, net	$(5)	$5	$—

a.	Included in Other unrealized mark-to-market gains/losses, net in the Statement of Income.
b.	Included in Unrealized mark-to-market gains/losses, net in the Statement of Income.
c.	Adjusted to exclude amounts reclassified to realized gains (losses).
d.	Includes $36 million of unrealized mark-to-market losses related to derivatives associated with loans (unrealized mark-to-market losses of $132 million—June 30, 2014 and unrealized mark-to-market gains of $1,665 million—June 30, 2013).

NOTE M—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s Management does not believe the outcome of any existing legal action, as of and for the fiscal year ended June 30, 2015, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

124 IBRD FINANCIAL STATEMENTS: JUNE 30, 2015

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2015 through June 30, 2015

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS4AUG15	0010311736	USD	25,000,000	25,000,000	01-Apr-2015	01-Apr-2015	04-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010311737	USD	200,000,000	200,000,000	01-Apr-2015	01-Apr-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010311775	USD	30,000,000	30,000,000	02-Apr-2015	02-Apr-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAY15	0010311776	USD	15,000,000	15,000,000	02-Apr-2015	02-Apr-2015	18-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS16JUN15	0010311777	USD	10,000,000	10,000,000	02-Apr-2015	02-Apr-2015	16-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAY15	0010311778	USD	10,000,000	10,000,000	02-Apr-2015	02-Apr-2015	18-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010311783	USD	5,000,000	5,000,000	02-Apr-2015	06-Apr-2015	10-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS2JUN15	0010311794	USD	150,000,000	150,000,000	06-Apr-2015	06-Apr-2015	02-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS2JUN15	0010311795	USD	150,000,000	150,000,000	06-Apr-2015	07-Apr-2015	02-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JUL15	0010311796	USD	25,000,000	25,000,000	06-Apr-2015	07-Apr-2015	06-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS5JUN15	0010311797	USD	25,000,000	25,000,000	06-Apr-2015	07-Apr-2015	05-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS7MAY15	0010311798	USD	20,000,000	20,000,000	06-Apr-2015	07-Apr-2015	07-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS2JUL15	0010311799	USD	20,000,000	20,000,000	06-Apr-2015	07-Apr-2015	02-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUN15	0010311800	USD	30,000,000	30,000,000	06-Apr-2015	07-Apr-2015	01-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010311811	USD	5,384,000	5,384,000	07-Apr-2015	07-Apr-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS8MAY15	0010311817	USD	10,000,000	10,000,000	07-Apr-2015	08-Apr-2015	08-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JUL15	0010311839	USD	200,000,000	200,000,000	08-Apr-2015	08-Apr-2015	06-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS9APR15	0010311848	USD	50,000,000	50,000,000	08-Apr-2015	08-Apr-2015	09-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS13APR15	0010312284	USD	100,000,000	100,000,000	10-Apr-2015	10-Apr-2015	13-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS14APR15	0010312315	USD	100,000,000	100,000,000	13-Apr-2015	13-Apr-2015	14-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010312469	USD	100,000,000	100,000,000	14-Apr-2015	14-Apr-2015	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUN15	0010312482	USD	25,000,000	25,000,000	14-Apr-2015	14-Apr-2015	15-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS17JUN15	0010312483	USD	25,000,000	25,000,000	14-Apr-2015	14-Apr-2015	17-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS1OCT15	0010312504	USD	4,703,000	4,703,000	14-Apr-2015	15-Apr-2015	01-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010312519	USD	6,840,000	6,840,000	14-Apr-2015	15-Apr-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS2JUL15	0010312595	USD	25,000,000	25,000,000	14-Apr-2015	15-Apr-2015	02-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010312634	USD	20,000,000	20,000,000	15-Apr-2015	15-Apr-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS28APR15	0010312674	USD	40,000,000	40,000,000	15-Apr-2015	16-Apr-2015	28-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUN15	0010312684	USD	15,000,000	15,000,000	15-Apr-2015	16-Apr-2015	09-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUN15	0010312685	USD	15,000,000	15,000,000	15-Apr-2015	16-Apr-2015	10-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS29APR15	0010312686	USD	22,000,000	22,000,000	15-Apr-2015	16-Apr-2015	29-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010312700	USD	100,000,000	100,000,000	16-Apr-2015	16-Apr-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS5JUN15	0010312701	USD	100,000,000	100,000,000	16-Apr-2015	16-Apr-2015	05-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUN15	0010312707	USD	10,000,000	10,000,000	16-Apr-2015	16-Apr-2015	15-Jun-2015

Page 1/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2015 through June 30, 2015

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS22JUN15	0010312702	USD	100,000,000	100,000,000	16-Apr-2015	17-Apr-2015	22-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010312797	USD	100,000,000	100,000,000	17-Apr-2015	17-Apr-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS17JUN15	0010312823	USD	100,000,000	100,000,000	17-Apr-2015	17-Apr-2015	17-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JUN15	0010312796	USD	100,000,000	100,000,000	17-Apr-2015	20-Apr-2015	22-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JUN15	0010312802	USD	100,000,000	100,000,000	17-Apr-2015	20-Apr-2015	22-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JUL15	0010312903	USD	20,000,000	20,000,000	20-Apr-2015	20-Apr-2015	28-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JUL15	0010312904	USD	60,000,000	60,000,000	20-Apr-2015	20-Apr-2015	23-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS13JUL15	0010312919	USD	200,000,000	200,000,000	21-Apr-2015	21-Apr-2015	13-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010313373	USD	100,000,000	100,000,000	01-May-2015	05-May-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS5JUN15	0010313639	USD	50,000,000	50,000,000	07-May-2015	07-May-2015	05-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010314034	USD	100,000,000	100,000,000	11-May-2015	12-May-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010314042	USD	10,000,000	10,000,000	11-May-2015	12-May-2015	10-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010314124	USD	50,000,000	50,000,000	12-May-2015	13-May-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010314182	USD	50,000,000	50,000,000	13-May-2015	13-May-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS3AUG15	0010314284	USD	300,000,000	300,000,000	14-May-2015	15-May-2015	03-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010314297	USD	5,000,000	5,000,000	14-May-2015	15-May-2015	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JUL15	0010314396	USD	100,000,000	100,000,000	15-May-2015	15-May-2015	06-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS11AUG15	0010314432	USD	25,000,000	25,000,000	15-May-2015	18-May-2015	11-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAY15	0010314535	USD	25,000,000	25,000,000	19-May-2015	19-May-2015	20-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAY15	0010314545	USD	25,000,000	25,000,000	19-May-2015	19-May-2015	20-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS18AUG15	0010314544	USD	200,000,000	200,000,000	19-May-2015	20-May-2015	18-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS23NOV15	0010314543	USD	13,000,000	13,000,000	19-May-2015	21-May-2015	23-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUL15	0010314561	USD	200,000,000	200,000,000	20-May-2015	21-May-2015	09-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JUL15	0010314572	USD	25,000,000	25,000,000	20-May-2015	21-May-2015	20-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS22MAY15	0010314626	USD	50,000,000	50,000,000	21-May-2015	21-May-2015	22-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS31AUG15	0010314627	USD	75,000,000	75,000,000	21-May-2015	21-May-2015	31-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010314628	USD	19,000,000	19,000,000	21-May-2015	21-May-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010314630	USD	150,000,000	150,000,000	21-May-2015	21-May-2015	10-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS22MAY15	0010314631	USD	50,000,000	50,000,000	21-May-2015	21-May-2015	22-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS22MAY15	0010314632	USD	56,212,000	56,212,000	21-May-2015	21-May-2015	22-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JUL15	0010314645	USD	10,000,000	10,000,000	21-May-2015	21-May-2015	20-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS13JUL15	0010314650	USD	4,675,000	4,675,000	21-May-2015	21-May-2015	13-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010314625	USD	530,000	530,000	21-May-2015	22-May-2015	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010314629	USD	7,495,000	7,495,000	21-May-2015	22-May-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS26MAY15	0010314656	USD	3,675,000	3,675,000	22-May-2015	22-May-2015	26-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010314658	USD	100,000,000	100,000,000	22-May-2015	22-May-2015	10-Jul-2015

Page 2/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2015 through June 30, 2015

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010314659	USD	90,000,000	90,000,000	22-May-2015	22-May-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010314674	USD	500,000	500,000	26-May-2015	26-May-2015	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS2SEP15	0010314721	USD	24,000,000	24,000,000	27-May-2015	27-May-2015	02-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28MAY15	0010314730	USD	100,000,000	100,000,000	27-May-2015	27-May-2015	28-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS28MAY15	0010314738	USD	100,000,000	100,000,000	27-May-2015	27-May-2015	28-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS2JUL15	0010314760	USD	100,000,000	100,000,000	27-May-2015	27-May-2015	02-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS28MAY15	0010314761	USD	100,000,000	100,000,000	27-May-2015	27-May-2015	28-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JUL15	0010314790	USD	7,845,000	7,845,000	27-May-2015	27-May-2015	21-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010314759	USD	13,010,000	13,010,000	27-May-2015	28-May-2015	28-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS16JUL15	0010314812	USD	15,955,000	15,955,000	27-May-2015	28-May-2015	16-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010314816	USD	3,000,000	3,000,000	27-May-2015	28-May-2015	28-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS7AUG15	0010314880	USD	90,000,000	90,000,000	28-May-2015	28-May-2015	07-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS21AUG15	0010314883	USD	25,000,000	25,000,000	28-May-2015	28-May-2015	21-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS24AUG15	0010314884	USD	25,000,000	25,000,000	28-May-2015	28-May-2015	24-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUL15	0010315044	USD	40,000,000	40,000,000	29-May-2015	29-May-2015	09-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS17JUL15	0010315047	USD	40,000,000	40,000,000	29-May-2015	29-May-2015	17-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010315037	USD	9,320,000	9,320,000	29-May-2015	01-Jun-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010315339	USD	30,000,000	30,000,000	01-Jun-2015	01-Jun-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JUL15	0010315340	USD	25,000,000	25,000,000	01-Jun-2015	01-Jun-2015	21-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JUL15	0010315353	USD	50,000,000	50,000,000	02-Jun-2015	02-Jun-2015	22-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS3JUN15	0010315355	USD	50,000,000	50,000,000	02-Jun-2015	02-Jun-2015	03-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010315363	USD	300,000,000	300,000,000	02-Jun-2015	02-Jun-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS3JUN15	0010315364	USD	50,000,000	50,000,000	02-Jun-2015	02-Jun-2015	03-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS3JUN15	0010315388	USD	49,000,000	49,000,000	02-Jun-2015	02-Jun-2015	03-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS4JUN15	0010315487	USD	50,000,000	50,000,000	03-Jun-2015	03-Jun-2015	04-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS7AUG15	0010315509	USD	100,000,000	100,000,000	03-Jun-2015	03-Jun-2015	07-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS5JUN15	0010315593	USD	50,000,000	50,000,000	04-Jun-2015	04-Jun-2015	05-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS28AUG15	0010315594	USD	50,000,000	50,000,000	04-Jun-2015	04-Jun-2015	28-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS5JUN15	0010315606	USD	100,000,000	100,000,000	04-Jun-2015	04-Jun-2015	05-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JUL15	0010315607	USD	50,000,000	50,000,000	04-Jun-2015	05-Jun-2015	27-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8JUN15	0010315681	USD	50,000,000	50,000,000	05-Jun-2015	05-Jun-2015	08-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010315837	USD	20,000,000	20,000,000	08-Jun-2015	08-Jun-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUN15	0010315846	USD	50,000,000	50,000,000	08-Jun-2015	08-Jun-2015	09-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUN15	0010316051	USD	50,000,000	50,000,000	09-Jun-2015	09-Jun-2015	10-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS3SEP15	0010316052	USD	50,000,000	50,000,000	09-Jun-2015	10-Jun-2015	03-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10AUG15	0010316065	USD	30,000,000	30,000,000	09-Jun-2015	10-Jun-2015	10-Aug-2015

Page 3/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2015 through June 30, 2015

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS11JUN15	0010316163	USD	50,000,000	50,000,000	10-Jun-2015	10-Jun-2015	11-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JAN16	0010316167	USD	1,650,000	1,650,000	10-Jun-2015	11-Jun-2015	06-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010316168	USD	9,830,000	9,830,000	10-Jun-2015	11-Jun-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010316169	USD	14,150,000	14,150,000	10-Jun-2015	11-Jun-2015	28-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS12JUN15	0010316319	USD	50,000,000	50,000,000	11-Jun-2015	11-Jun-2015	12-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS12JUN15	0010316360	USD	100,000,000	100,000,000	11-Jun-2015	11-Jun-2015	12-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS14AUG15	0010316372	USD	10,000,000	10,000,000	11-Jun-2015	11-Jun-2015	14-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010316376	USD	50,000,000	50,000,000	11-Jun-2015	11-Jun-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9SEP15	0010316326	USD	100,000,000	100,000,000	11-Jun-2015	12-Jun-2015	09-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9SEP15	0010316348	USD	100,000,000	100,000,000	11-Jun-2015	12-Jun-2015	09-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010316375	USD	100,000,000	100,000,000	11-Jun-2015	12-Jun-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010316420	USD	640,000	640,000	12-Jun-2015	15-Jun-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS27JUL15	0010316489	USD	100,000,000	100,000,000	15-Jun-2015	17-Jun-2015	27-Jul-2015

Sub-total New Borrowings - United States Dollar			6,947,414,000	6,947,414,000

Total New Borrowings				6,947,414,000

Matured Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS2APR15	0010302055	USD	(25,000,000)	(25,000,000)	15-Oct-2014	15-Oct-2014	02-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAY15	0010302577	USD	(10,000,000)	(10,000,000)	23-Oct-2014	23-Oct-2014	11-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS27APR15	0010302619	USD	(100,000,000)	(100,000,000)	28-Oct-2014	29-Oct-2014	27-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS4MAY15	0010303128	USD	(50,000,000)	(50,000,000)	04-Nov-2014	05-Nov-2014	04-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS21MAY15	0010304396	USD	(100,000,000)	(100,000,000)	02-Dec-2014	04-Dec-2014	21-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS3APR15	0010304406	USD	(50,000,000)	(50,000,000)	02-Dec-2014	04-Dec-2014	03-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS22MAY15	0010304888	USD	(20,000,000)	(20,000,000)	08-Dec-2014	08-Dec-2014	22-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAY15	0010304729	USD	(50,000,000)	(50,000,000)	05-Dec-2014	09-Dec-2014	18-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010305149	USD	(14,000,000)	(14,000,000)	10-Dec-2014	10-Dec-2014	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAY15	0010305371	USD	(50,000,000)	(50,000,000)	15-Dec-2014	16-Dec-2014	18-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS6APR15	0010305389	USD	(5,000,000)	(5,000,000)	15-Dec-2014	16-Dec-2014	06-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010306099	USD	(5,000,000)	(5,000,000)	05-Jan-2015	06-Jan-2015	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS1APR15	0010306110	USD	(25,000,000)	(25,000,000)	06-Jan-2015	07-Jan-2015	01-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010306139	USD	(50,000,000)	(50,000,000)	07-Jan-2015	07-Jan-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS24APR15	0010306148	USD	(100,000,000)	(100,000,000)	07-Jan-2015	07-Jan-2015	24-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS8MAY15	0010306314	USD	(5,000,000)	(5,000,000)	08-Jan-2015	08-Jan-2015	08-May-2015

Page 4/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2015 through June 30, 2015

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2APR15	0010306136	USD	(20,000,000)	(20,000,000)	07-Jan-2015	09-Jan-2015	02-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUN15	0010306281	USD	(11,004,000)	(11,004,000)	08-Jan-2015	09-Jan-2015	01-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS30APR15	0010306382	USD	(11,000,000)	(11,000,000)	08-Jan-2015	09-Jan-2015	30-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS6APR15	0010306887	USD	(200,000,000)	(200,000,000)	14-Jan-2015	15-Jan-2015	06-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010306900	USD	(40,000,000)	(40,000,000)	14-Jan-2015	15-Jan-2015	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS20APR15	0010307270	USD	(19,000,000)	(19,000,000)	20-Jan-2015	20-Jan-2015	20-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010307289	USD	(10,000,000)	(10,000,000)	20-Jan-2015	20-Jan-2015	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS21APR15	0010307279	USD	(200,000,000)	(200,000,000)	20-Jan-2015	21-Jan-2015	21-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010307318	USD	(4,500,000)	(4,500,000)	21-Jan-2015	21-Jan-2015	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS14APR15	0010307328	USD	(7,000,000)	(7,000,000)	21-Jan-2015	21-Jan-2015	14-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS16APR15	0010307330	USD	(30,000,000)	(30,000,000)	21-Jan-2015	21-Jan-2015	16-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS25JUN15	0010307316	USD	(30,000,000)	(30,000,000)	21-Jan-2015	22-Jan-2015	25-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS23APR15	0010307428	USD	(20,000,000)	(20,000,000)	22-Jan-2015	23-Jan-2015	23-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS24APR15	0010307473	USD	(50,000,000)	(50,000,000)	23-Jan-2015	23-Jan-2015	24-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS30APR15	0010307601	USD	(40,000,000)	(40,000,000)	26-Jan-2015	26-Jan-2015	30-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JUN15	0010307606	USD	(100,000,000)	(100,000,000)	26-Jan-2015	27-Jan-2015	26-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010307805	USD	(250,000,000)	(250,000,000)	30-Jan-2015	30-Jan-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS1APR15	0010307841	USD	(300,000,000)	(300,000,000)	30-Jan-2015	03-Feb-2015	01-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010308158	USD	(10,000,000)	(10,000,000)	02-Feb-2015	03-Feb-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS6APR15	0010308194	USD	(100,000,000)	(100,000,000)	03-Feb-2015	03-Feb-2015	06-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS1APR15	0010307842	USD	(300,000,000)	(300,000,000)	30-Jan-2015	04-Feb-2015	01-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS5MAY15	0010308195	USD	(200,000,000)	(200,000,000)	03-Feb-2015	04-Feb-2015	05-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS6MAY15	0010308636	USD	(17,000,000)	(17,000,000)	10-Feb-2015	10-Feb-2015	06-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS21MAY15	0010308637	USD	(10,000,000)	(10,000,000)	10-Feb-2015	10-Feb-2015	21-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS13MAY15	0010308854	USD	(10,000,000)	(10,000,000)	12-Feb-2015	12-Feb-2015	13-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS17APR15	0010308862	USD	(15,000,000)	(15,000,000)	12-Feb-2015	12-Feb-2015	17-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS14APR15	0010308900	USD	(50,000,000)	(50,000,000)	13-Feb-2015	13-Feb-2015	14-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS7APR15	0010308923	USD	(100,000,000)	(100,000,000)	13-Feb-2015	13-Feb-2015	07-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS14APR15	0010308929	USD	(20,000,000)	(20,000,000)	13-Feb-2015	13-Feb-2015	14-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAY15	0010308933	USD	(100,000,000)	(100,000,000)	13-Feb-2015	13-Feb-2015	18-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010308692	USD	(3,944,000)	(3,944,000)	11-Feb-2015	17-Feb-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS7APR15	0010308924	USD	(100,000,000)	(100,000,000)	13-Feb-2015	17-Feb-2015	07-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS19MAY15	0010309149	USD	(40,000,000)	(40,000,000)	23-Feb-2015	23-Feb-2015	19-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS6MAY15	0010309089	USD	(100,000,000)	(100,000,000)	23-Feb-2015	24-Feb-2015	06-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS24APR15	0010309091	USD	(200,000,000)	(200,000,000)	23-Feb-2015	25-Feb-2015	24-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS21MAY15	0010309252	USD	(6,000,000)	(6,000,000)	25-Feb-2015	25-Feb-2015	21-May-2015

Page 5/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2015 through June 30, 2015

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS27MAY15	0010309253	USD	(18,000,000)	(18,000,000)	25-Feb-2015	25-Feb-2015	27-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010309180	USD	(2,319,000)	(2,319,000)	24-Feb-2015	27-Feb-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS30APR15	0010309350	USD	(5,030,000)	(5,030,000)	26-Feb-2015	27-Feb-2015	30-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS28MAY15	0010309747	USD	(50,000,000)	(50,000,000)	02-Mar-2015	02-Mar-2015	28-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS18JUN15	0010309860	USD	(35,000,000)	(35,000,000)	03-Mar-2015	03-Mar-2015	18-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010309859	USD	(200,000,000)	(200,000,000)	03-Mar-2015	04-Mar-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS24APR15	0010309940	USD	(100,000,000)	(100,000,000)	04-Mar-2015	04-Mar-2015	24-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS6MAY15	0010309941	USD	(100,000,000)	(100,000,000)	04-Mar-2015	05-Mar-2015	06-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS4JUN15	0010310280	USD	(25,000,000)	(25,000,000)	09-Mar-2015	10-Mar-2015	04-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS8JUN15	0010310338	USD	(19,000,000)	(19,000,000)	10-Mar-2015	10-Mar-2015	08-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAY15	0010310383	USD	(10,000,000)	(10,000,000)	10-Mar-2015	10-Mar-2015	11-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUN15	0010310377	USD	(5,000,000)	(5,000,000)	10-Mar-2015	11-Mar-2015	29-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS17APR15	0010310756	USD	(30,000,000)	(30,000,000)	18-Mar-2015	19-Mar-2015	17-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010310978	USD	(1,306,000)	(1,306,000)	23-Mar-2015	25-Mar-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS15MAY15	0010311092	USD	(100,000,000)	(100,000,000)	25-Mar-2015	25-Mar-2015	15-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS16JUN15	0010311093	USD	(100,000,000)	(100,000,000)	25-Mar-2015	25-Mar-2015	16-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JUN15	0010311115	USD	(19,000,000)	(19,000,000)	25-Mar-2015	25-Mar-2015	23-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010311132	USD	(100,000,000)	(100,000,000)	26-Mar-2015	26-Mar-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS8MAY15	0010311133	USD	(100,000,000)	(100,000,000)	26-Mar-2015	26-Mar-2015	08-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS12MAY15	0010311135	USD	(15,000,000)	(15,000,000)	26-Mar-2015	26-Mar-2015	12-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS15MAY15	0010311136	USD	(15,000,000)	(15,000,000)	26-Mar-2015	26-Mar-2015	15-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS19MAY15	0010311137	USD	(50,000,000)	(50,000,000)	26-Mar-2015	26-Mar-2015	19-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS27APR15	0010311129	USD	(100,000,000)	(100,000,000)	26-Mar-2015	27-Mar-2015	27-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS8MAY15	0010311175	USD	(100,000,000)	(100,000,000)	27-Mar-2015	27-Mar-2015	08-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS17APR15	0010311173	USD	(50,000,000)	(50,000,000)	27-Mar-2015	30-Mar-2015	17-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS29MAY15	0010311408	USD	(25,000,000)	(25,000,000)	31-Mar-2015	01-Apr-2015	29-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010311409	USD	(175,000,000)	(175,000,000)	31-Mar-2015	01-Apr-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUN15	0010311410	USD	(250,000,000)	(250,000,000)	31-Mar-2015	01-Apr-2015	01-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS4MAY15	0010311607	USD	(50,000,000)	(50,000,000)	31-Mar-2015	01-Apr-2015	04-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010311737	USD	(200,000,000)	(200,000,000)	01-Apr-2015	01-Apr-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAY15	0010311776	USD	(15,000,000)	(15,000,000)	02-Apr-2015	02-Apr-2015	18-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS16JUN15	0010311777	USD	(10,000,000)	(10,000,000)	02-Apr-2015	02-Apr-2015	16-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAY15	0010311778	USD	(10,000,000)	(10,000,000)	02-Apr-2015	02-Apr-2015	18-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS2JUN15	0010311794	USD	(150,000,000)	(150,000,000)	06-Apr-2015	06-Apr-2015	02-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS2JUN15	0010311795	USD	(150,000,000)	(150,000,000)	06-Apr-2015	07-Apr-2015	02-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS5JUN15	0010311797	USD	(25,000,000)	(25,000,000)	06-Apr-2015	07-Apr-2015	05-Jun-2015

Page 6/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2015 through June 30, 2015

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7MAY15	0010311798	USD	(20,000,000)	(20,000,000)	06-Apr-2015	07-Apr-2015	07-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUN15	0010311800	USD	(30,000,000)	(30,000,000)	06-Apr-2015	07-Apr-2015	01-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010311811	USD	(5,384,000)	(5,384,000)	07-Apr-2015	07-Apr-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS8MAY15	0010311817	USD	(10,000,000)	(10,000,000)	07-Apr-2015	08-Apr-2015	08-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS9APR15	0010311848	USD	(50,000,000)	(50,000,000)	08-Apr-2015	08-Apr-2015	09-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS13APR15	0010312284	USD	(100,000,000)	(100,000,000)	10-Apr-2015	10-Apr-2015	13-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS14APR15	0010312315	USD	(100,000,000)	(100,000,000)	13-Apr-2015	13-Apr-2015	14-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010312469	USD	(100,000,000)	(100,000,000)	14-Apr-2015	14-Apr-2015	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUN15	0010312482	USD	(25,000,000)	(25,000,000)	14-Apr-2015	14-Apr-2015	15-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS17JUN15	0010312483	USD	(25,000,000)	(25,000,000)	14-Apr-2015	14-Apr-2015	17-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS28APR15	0010312674	USD	(40,000,000)	(40,000,000)	15-Apr-2015	16-Apr-2015	28-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUN15	0010312684	USD	(15,000,000)	(15,000,000)	15-Apr-2015	16-Apr-2015	09-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUN15	0010312685	USD	(15,000,000)	(15,000,000)	15-Apr-2015	16-Apr-2015	10-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS29APR15	0010312686	USD	(22,000,000)	(22,000,000)	15-Apr-2015	16-Apr-2015	29-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010312700	USD	(100,000,000)	(100,000,000)	16-Apr-2015	16-Apr-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS5JUN15	0010312701	USD	(100,000,000)	(100,000,000)	16-Apr-2015	16-Apr-2015	05-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUN15	0010312707	USD	(10,000,000)	(10,000,000)	16-Apr-2015	16-Apr-2015	15-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JUN15	0010312702	USD	(100,000,000)	(100,000,000)	16-Apr-2015	17-Apr-2015	22-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010312797	USD	(100,000,000)	(100,000,000)	17-Apr-2015	17-Apr-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS17JUN15	0010312823	USD	(100,000,000)	(100,000,000)	17-Apr-2015	17-Apr-2015	17-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JUN15	0010312796	USD	(100,000,000)	(100,000,000)	17-Apr-2015	20-Apr-2015	22-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JUN15	0010312802	USD	(100,000,000)	(100,000,000)	17-Apr-2015	20-Apr-2015	22-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS5JUN15	0010313639	USD	(50,000,000)	(50,000,000)	07-May-2015	07-May-2015	05-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAY15	0010314535	USD	(25,000,000)	(25,000,000)	19-May-2015	19-May-2015	20-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAY15	0010314545	USD	(25,000,000)	(25,000,000)	19-May-2015	19-May-2015	20-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS22MAY15	0010314626	USD	(50,000,000)	(50,000,000)	21-May-2015	21-May-2015	22-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS22MAY15	0010314631	USD	(50,000,000)	(50,000,000)	21-May-2015	21-May-2015	22-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS22MAY15	0010314632	USD	(56,212,000)	(56,212,000)	21-May-2015	21-May-2015	22-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS26MAY15	0010314656	USD	(3,675,000)	(3,675,000)	22-May-2015	22-May-2015	26-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS28MAY15	0010314730	USD	(100,000,000)	(100,000,000)	27-May-2015	27-May-2015	28-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS28MAY15	0010314738	USD	(100,000,000)	(100,000,000)	27-May-2015	27-May-2015	28-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS28MAY15	0010314761	USD	(100,000,000)	(100,000,000)	27-May-2015	27-May-2015	28-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS3JUN15	0010315355	USD	(50,000,000)	(50,000,000)	02-Jun-2015	02-Jun-2015	03-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS3JUN15	0010315364	USD	(50,000,000)	(50,000,000)	02-Jun-2015	02-Jun-2015	03-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS3JUN15	0010315388	USD	(49,000,000)	(49,000,000)	02-Jun-2015	02-Jun-2015	03-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS4JUN15	0010315487	USD	(50,000,000)	(50,000,000)	03-Jun-2015	03-Jun-2015	04-Jun-2015

Page 7/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2015 through June 30, 2015

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5JUN15	0010315593	USD	(50,000,000)	(50,000,000)	04-Jun-2015	04-Jun-2015	05-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS5JUN15	0010315606	USD	(100,000,000)	(100,000,000)	04-Jun-2015	04-Jun-2015	05-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS8JUN15	0010315681	USD	(50,000,000)	(50,000,000)	05-Jun-2015	05-Jun-2015	08-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUN15	0010315846	USD	(50,000,000)	(50,000,000)	08-Jun-2015	08-Jun-2015	09-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUN15	0010316051	USD	(50,000,000)	(50,000,000)	09-Jun-2015	09-Jun-2015	10-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JUN15	0010316163	USD	(50,000,000)	(50,000,000)	10-Jun-2015	10-Jun-2015	11-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS12JUN15	0010316319	USD	(50,000,000)	(50,000,000)	11-Jun-2015	11-Jun-2015	12-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS12JUN15	0010316360	USD	(100,000,000)	(100,000,000)	11-Jun-2015	11-Jun-2015	12-Jun-2015

Sub-total Matured Borrowings - United States Dollar			(8,319,374,000)	(8,319,374,000)

Total Matured Borrowings				(8,319,374,000)

Page 8/8

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term April 01, 2015 through June 30, 2015

Borrowing Type/ Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Brazilian Real
BOND/SELL BRL/IBRD/GDIF/1117BRL09.00	0000013752	BRL	52,000,000	16,664,530	14-Apr-2015	21-May-2015	28-Nov-2017
BOND/SELL BRL/IBRD/GDIF/0618BRL08.75	0000013764	BRL	13,500,000	4,466,797	17-Apr-2015	08-Jun-2015	08-Jun-2018
BOND/SELL BRL/IBRD/GDIF/0618BRL09.77	0000013895	BRL	95,390,000	30,495,524	15-Jun-2015	23-Jun-2015	21-Jun-2018
BOND/SELL BRL/IBRD/GDIF/0625BRL08.10	0000013885	BRL	12,000,000	3,882,616	10-Jun-2015	25-Jun-2015	25-Jun-2025
BOND/SELL BRL/IBRD/GDIF/0118BRL10.14	0000013907	BRL	43,000,000	13,914,957	17-Jun-2015	28-Jul-2015	29-Jan-2018
BOND/SELL BRL/IBRD/GDIF/0818BRL09.85	0000013902	BRL	11,000,000	3,516,961	16-Jun-2015	06-Aug-2015	07-Aug-2018

Sub-total New Borrowings - Brazilian Real			226,890,000	72,941,385

Euro
BOND/SELL EUR/IBRD/GDIF/0435EURSTR01	0000013727	EUR	25,000,000	27,042,500	02-Apr-2015	09-Apr-2015	09-Apr-2035
BOND/SELL EUR/IBRD/GDIF/0430EUR00.50	0000013738	EUR	600,000,000	645,750,000	09-Apr-2015	16-Apr-2015	16-Apr-2030
BOND/SELL EUR/IBRD/GDIF/0535EURSTR	0000013769	EUR	50,000,000	53,407,500	21-Apr-2015	06-May-2015	06-May-2035
BOND/SELL EUR/IBRD/GDIF/0525EUR00.113	0000013770	EUR	42,000,000	45,227,700	22-Apr-2015	07-May-2015	07-May-2025
BOND/SELL EUR/IBRD/NSV/0520EURSTR	0000013826	EUR	25,000,000	28,398,750	15-May-2015	29-May-2015	29-May-2020
BOND/SELL EUR/IBRD/GDIF/0635EURSTR	0000013804	EUR	53,000,000	59,519,000	06-May-2015	01-Jun-2015	01-Jun-2035
BOND/SELL EUR/IBRD/GDIF/0624EUR00.585	0000013817	EUR	18,000,000	20,258,100	12-May-2015	04-Jun-2015	04-Jun-2024
BOND/SELL EUR/IBRD/GDIF/0622EUR0.257	0000013835	EUR	40,000,000	44,372,000	20-May-2015	04-Jun-2015	04-Jun-2022
BOND/SELL EUR/IBRD/NSV/0646EURSTR01	0000013872	EUR	10,000,000	10,929,500	28-May-2015	11-Jun-2015	11-Jun-2046
BOND/SELL EUR/IBRD/NSV/0645EURSTR	0000013865	EUR	1,000,000	1,112,250	03-Jun-2015	17-Jun-2015	16-Jun-2045
BOND/SELL EUR/IBRD/NSV/0647EURSTR	0000013866	EUR	10,000,000	11,122,500	03-Jun-2015	17-Jun-2015	17-Jun-2047
BOND/SELL EUR/IBRD/NSV/0647EURSTR01	0000013869	EUR	15,000,000	17,037,750	04-Jun-2015	17-Jun-2015	17-Jun-2047
BOND/SELL EUR/IBRD/GDIF/0645EURSTR02	0000013920	EUR	50,000,000	56,102,500	23-Jun-2015	30-Jun-2015	30-Jun-2045
BOND/SELL EUR/IBRD/GDIF/0735EURSTR02	0000013924	EUR	27,000,000	30,030,750	03-Jun-2015	02-Jul-2015	02-Jul-2035

Sub-total New Borrowings - Euro			966,000,000	1,050,310,800

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000013914	GBP	150,000,000	237,645,000	19-Jun-2015	26-Jun-2015	02-Oct-2017

Sub-total New Borrowings - Pound Sterling			150,000,000	237,645,000

Indian Rupee
BOND/SELL INR/IBRD/GDIF/0520INR05.20	0000013739	INR	63,000,000	1,012,292	09-Apr-2015	21-May-2015	22-May-2020
BOND/SELL INR/IBRD/GDIF/0620INR05.34	0000013774	INR	177,000,000	2,815,781	22-Apr-2015	28-May-2015	04-Jun-2020
BOND/SELL INR/IBRD/GDIF/0518INR04.70	0000013780	INR	115,000,000	1,810,596	27-Apr-2015	28-May-2015	29-May-2018
BOND/SELL INR/IBRD/GDIF/0517INR05.00	0000013843	INR	2,000,000,000	31,478,713	22-May-2015	02-Jun-2015	24-May-2017

Page 1/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term April 01, 2015 through June 30, 2015

Borrowing Type/ Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL INR/IBRD/GDIF/0618INR04.86	0000013755	INR	150,000,000	2,402,499	15-Apr-2015	04-Jun-2015	05-Jun-2018
BOND/SELL INR/IBRD/GDIF/0620INR05.65	0000013900	INR	860,100,000	13,379,482	16-Jun-2015	23-Jun-2015	23-Jun-2020
BOND/SELL INR/IBRD/GDIF/0618INR05.40	0000013823	INR	275,000,000	4,319,485	14-May-2015	25-Jun-2015	26-Jun-2018
BOND/SELL INR/IBRD/GDIF/0620INR05.60	0000013849	INR	260,000,000	4,062,500	26-May-2015	25-Jun-2015	25-Jun-2020
BOND/SELL INR/IBRD/GDIF/0618INR05.41	0000013845	INR	225,000,000	3,541,355	22-May-2015	26-Jun-2015	29-Jun-2018
BOND/SELL INR/IBRD/GDIF/0618INR05.40A	0000013852	INR	160,000,000	2,500,000	26-May-2015	29-Jun-2015	29-Jun-2018
BOND/SELL INR/IBRD/GDIF/0218INR05.76	0000013908	INR	1,400,000,000	21,821,299	17-Jun-2015	28-Jul-2015	15-Feb-2018
BOND/SELL INR/IBRD/GDIF/0718INR05.50	0000013911	INR	160,000,000	2,507,640	18-Jun-2015	29-Jul-2015	30-Jul-2018
BOND/SELL INR/IBRD/GDIF/0718INR05.32	0000013922	INR	150,000,000	2,358,861	23-Jun-2015	29-Jul-2015	30-Jul-2018
BOND/SELL INR/IBRD/GDIF/0717INR05.90	0000013909	INR	1,370,000,000	21,353,700	17-Jun-2015	30-Jul-2015	27-Jul-2017
BOND/SELL INR/IBRD/GDIF/0820INR05.71	0000013928	INR	412,000,000	6,480,025	25-Jun-2015	30-Jul-2015	05-Aug-2020
BOND/SELL INR/IBRD/GDIF/0718INR05.40	0000013938	INR	156,000,000	2,452,637	26-Jun-2015	30-Jul-2015	31-Jul-2018

Sub-total New Borrowings - Indian Rupee			7,933,100,000	124,296,866

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0420JPYSTR03	0000013748	JPY	26,280,000,000	217,765,993	13-Apr-2015	23-Apr-2015	14-Apr-2020
BOND/SELL JPY/IBRD/GDIF/1018JPYSTR	0000013757	JPY	825,000,000	6,933,356	16-Apr-2015	27-Apr-2015	17-Oct-2018
BOND/SELL JPY/IBRD/GDIF/1016JPYSTR01	0000013762	JPY	5,552,000,000	46,785,203	17-Apr-2015	27-Apr-2015	14-Oct-2016
BOND/SELL JPY/IBRD/GDIF/0545JPYSTR	0000013779	JPY	300,000,000	2,514,564	27-Apr-2015	21-May-2015	22-May-2045
BOND/SELL JPY/IBRD/GDIF/0520JPYSTR02	0000013831	JPY	1,605,000,000	13,410,202	18-May-2015	27-May-2015	14-May-2020
BOND/SELL JPY/IBRD/GDIF/0645JPYSTR	0000013812	JPY	300,000,000	2,502,607	11-May-2015	04-Jun-2015	05-Jun-2045
BOND/SELL JPY/IBRD/GDIF/0645JPYSTR01	0000013813	JPY	300,000,000	2,502,607	11-May-2015	04-Jun-2015	05-Jun-2045
BOND/SELL JPY/IBRD/GDIF/0645JPYSTR02	0000013815	JPY	300,000,000	2,502,607	11-May-2015	04-Jun-2015	05-Jun-2045
BOND/SELL JPY/IBRD/GDIF/0645JPYSTR03	0000013816	JPY	300,000,000	2,502,607	11-May-2015	04-Jun-2015	05-Jun-2045
BOND/SELL JPY/IBRD/GDIF/0645JPYSTR04	0000013857	JPY	100,000,000	807,298	29-May-2015	22-Jun-2015	23-Jun-2045
BOND/SELL JPY/IBRD/GDIF/0620JPYSTR05	0000013861	JPY	600,000,000	4,808,078	02-Jun-2015	29-Jun-2015	30-Jun-2020
BOND/SELL JPY/IBRD/GDIF/0620JPYSTR06	0000013917	JPY	1,099,000,000	8,923,714	19-Jun-2015	29-Jun-2015	11-Jun-2020
BOND/SELL JPY/IBRD/GDIF/0730JPYSTR02	0000013935	JPY	300,000,000	2,430,823	26-Jun-2015	16-Jul-2015	16-Jul-2030

Sub-total New Borrowings - Japanese Yen			37,861,000,000	314,389,656

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0525MXN05.25	0000013806	MXN	263,000,000	17,191,340	08-May-2015	18-May-2015	18-May-2025
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013890	MXN	250,000,000	16,120,920	11-Jun-2015	18-Jun-2015	16-Aug-2018

Sub-total New Borrowings - Mexican Peso			513,000,000	33,312,260

Page 2/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term April 01, 2015 through June 30, 2015

Borrowing Type/ Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/0620NOK03.625	0000013830	NOK	300,000,000	40,900,911	18-May-2015	26-May-2015	22-Jun-2020

Sub-total New Borrowings - Norwegian Krone			300,000,000	40,900,911

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0220NZD03.75	0000013761	NZD	600,000,000	462,810,000	17-Apr-2015	28-Apr-2015	10-Feb-2020

Sub-total New Borrowings - New Zealand Dollar			600,000,000	462,810,000

Singapore Dollar
BOND/SELL SGD/IBRD/GDIF/0422SGD02.01	0000013726	SGD	500,000,000	367,849,917	02-Apr-2015	13-Apr-2015	13-Apr-2022

Sub-total New Borrowings - Singapore Dollar			500,000,000	367,849,917

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1117TRY07.95	0000013751	TRY	57,000,000	21,276,596	14-Apr-2015	20-May-2015	21-Nov-2017
BOND/SELL TRY/IBRD/GDIF/0618TRY09.10	0000013894	TRY	110,180,000	40,260,167	15-Jun-2015	23-Jun-2015	21-Jun-2018
BOND/SELL TRY/IBRD/GDIF/0620TRY08.58	0000013839	TRY	6,200,000	2,378,897	20-May-2015	29-Jun-2015	30-Jun-2020
BOND/SELL TRY/IBRD/GDIF/0118TRY08.94	0000013906	TRY	15,000,000	5,478,451	17-Jun-2015	27-Jul-2015	24-Jan-2018

Sub-total New Borrowings - Turkish Lira			188,380,000	69,394,111

United States Dollar
BOND/SELL USD/IBRD/GDIF/0523USDSTR02	0000013670	USD	42,275,000	42,275,000	24-Apr-2015	30-Apr-2015	12-May-2023
BOND/SELL USD/IBRD/GDIF/0424USD01.895	0000013732	USD	35,000,000	35,000,000	07-Apr-2015	17-Apr-2015	17-Apr-2024
BOND/SELL USD/IBRD/GDIF/0419USDFRN	0000013737	USD	150,000,000	150,000,000	09-Apr-2015	17-Apr-2015	17-Apr-2019
BOND/SELL USD/IBRD/GDIF/0517USD00.65	0000013744	USD	20,000,000	20,000,000	10-Apr-2015	17-Apr-2015	15-May-2017
BOND/SELL USD/IBRD/GDIF/0418USDSTR02	0000013754	USD	35,000,000	35,000,000	14-Apr-2015	21-Apr-2015	21-Apr-2018
BOND/SELL USD/IBRD/GDIF/0517USD00.625	0000013760	USD	500,000,000	500,000,000	16-Apr-2015	27-Apr-2015	02-May-2017
BOND/SELL USD/IBRD/GDIF/0618USD01.00	0000013771	USD	5,000,000,000	5,000,000,000	22-Apr-2015	30-Apr-2015	15-Jun-2018
BOND/SELL USD/IBRD/GDIF/0616USDSTR03	0000013758	USD	55,000,000	55,000,000	16-Apr-2015	01-May-2015	01-Jun-2016
BOND/SELL USD/IBRD/GDIF/0517USDSTR03	0000013759	USD	25,000,000	25,000,000	16-Apr-2015	05-May-2015	05-May-2017
BOND/SELL USD/IBRD/GDIF/0535USDSTR01	0000013776	USD	100,000,000	100,000,000	23-Apr-2015	06-May-2015	06-May-2035
BOND/SELL USD/IBRD/GDIF/0525USD01.95	0000013785	USD	80,000,000	80,000,000	22-Apr-2015	08-May-2015	08-May-2025
BOND/SELL USD/IBRD/GDIF/0518USDSTR08	0000013792	USD	50,000,000	50,000,000	01-May-2015	11-May-2015	11-May-2018
BOND/SELL USD/IBRD/GDIF/0617USD00.70	0000013796	USD	20,000,000	20,000,000	05-May-2015	12-May-2015	12-Jun-2017
BOND/SELL USD/IBRD/GDIF/0917USD00.80	0000013797	USD	30,000,000	30,000,000	05-May-2015	12-May-2015	12-Sep-2017
BOND/SELL USD/IBRD/GDIF/0517USDSTR04	0000013791	USD	50,000,000	50,000,000	30-Apr-2015	19-May-2015	19-May-2017
BOND/SELL USD/IBRD/GDIF/0530USDSTR01	0000013795	USD	10,000,000	10,000,000	04-May-2015	20-May-2015	20-May-2030
BOND/SELL USD/IBRD/GDIF/0535USDSTR02	0000013802	USD	40,000,000	40,000,000	06-May-2015	21-May-2015	21-May-2035

Page 3/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term April 01, 2015 through June 30, 2015

Borrowing Type/ Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0419USDFRN	0000013824	USD	100,000,000	100,000,000	14-May-2015	21-May-2015	17-Apr-2019
BOND/SELL USD/IBRD/GDIF/0520USDSTR	0000013799	USD	50,000,000	50,000,000	06-May-2015	22-May-2015	22-May-2020
BOND/SELL USD/IBRD/GDIF/0717USD00.75	0000013836	USD	250,000,000	250,000,000	20-May-2015	28-May-2015	17-Jul-2017
BOND/SELL USD/IBRD/GDIF/0518USDSTR09	0000013834	USD	75,000,000	75,000,000	19-May-2015	29-May-2015	29-May-2018
BOND/SELL USD/IBRD/GDIF/0517USDSTR05	0000013840	USD	100,000,000	100,000,000	21-May-2015	29-May-2015	26-May-2017
BOND/SELL USD/IBRD/GDIF/0622USDSTR	0000013832	USD	100,000,000	100,000,000	19-May-2015	02-Jun-2015	02-Jun-2022
BOND/SELL USD/IBRD/GDIF/0918USDSTR01	0000013833	USD	15,000,000	15,000,000	19-May-2015	04-Jun-2015	04-Sep-2018
BOND/SELL USD/IBRD/GDIF/0624USD02.115	0000013842	USD	25,000,000	25,000,000	22-May-2015	05-Jun-2015	05-Jun-2024
BOND/SELL USD/IBRD/GDIF/0635USDSTR01	0000013803	USD	55,000,000	55,000,000	06-May-2015	08-Jun-2015	08-Jun-2035
BOND/SELL USD/IBRD/GDIF/0617USDSTR03	0000013856	USD	20,000,000	20,000,000	28-May-2015	12-Jun-2015	13-Jun-2017
BOND/SELL USD/IBRD/GDIF/0618USDSTR02	0000013858	USD	275,000,000	275,000,000	29-May-2015	12-Jun-2015	12-Jun-2018
BOND/SELL USD/IBRD/GDIF/0617USD00.82	0000013884	USD	50,000,000	50,000,000	09-Jun-2015	16-Jun-2015	16-Jun-2017
BOND/SELL USD/IBRD/GDIF/0625USDSTR	0000013874	USD	30,000,000	30,000,000	05-Jun-2015	17-Jun-2015	17-Jun-2025
BOND/SELL USD/IBRD/GDIF/0618USDSTR03	0000013859	USD	10,000,000	10,000,000	01-Jun-2015	18-Jun-2015	18-Jun-2018
BOND/SELL USD/IBRD/GDIF/0645USDSTR	0000013868	USD	60,000,000	60,000,000	04-Jun-2015	18-Jun-2015	18-Jun-2045
BOND/SELL USD/IBRD/GDIF/0620USDSTR02	0000013870	USD	50,000,000	50,000,000	04-Jun-2015	22-Jun-2015	22-Jun-2020
BOND/SELL USD/IBRD/GDIF/0620USDSTR03	0000013886	USD	50,000,000	50,000,000	10-Jun-2015	23-Jun-2015	23-Jun-2020
BOND/SELL USD/IBRD/GDIF/0620USDSTR04	0000013887	USD	50,000,000	50,000,000	10-Jun-2015	23-Jun-2015	23-Jun-2020
BOND/SELL USD/IBRD/GDIF/1117USD01.00	0000013904	USD	3,500,000,000	3,500,000,000	16-Jun-2015	23-Jun-2015	15-Nov-2017
BOND/SELL USD/IBRD/GDIF/0625USD02.308	0000013910	USD	88,000,000	88,000,000	18-Jun-2015	24-Jun-2015	24-Jun-2025
BOND/SELL USD/IBRD/GDIF/0716USD00.45	0000013912	USD	500,000,000	500,000,000	18-Jun-2015	26-Jun-2015	19-Jul-2016
BOND/SELL USD/IBRD/GDIF/0716USDFRNB	0000013916	USD	250,000,000	250,000,000	19-Jun-2015	26-Jun-2015	26-Jul-2016
BOND/SELL USD/IBRD/GDIF/0723USDSTR01	0000013821	USD	83,540,000	83,540,000	13-May-2015	29-Jun-2015	05-Jul-2023
BOND/SELL USD/IBRD/GDIF/0620USDSTR01	0000013867	USD	200,000,000	200,000,000	03-Jun-2015	29-Jun-2015	29-Jun-2020
BOND/SELL USD/IBRD/GDIF/0716USDFRNC	0000013918	USD	250,000,000	250,000,000	22-Jun-2015	29-Jun-2015	22-Jul-2016
BOND/SELL USD/IBRD/GDIF/0119USDSTR01	0000013898	USD	25,000,000	25,000,000	15-Jun-2015	14-Jul-2015	14-Jan-2019
BOND/SELL USD/IBRD/GDIF/0121USDSTR01	0000013889	USD	25,000,000	25,000,000	11-Jun-2015	15-Jul-2015	15-Jan-2021
BOND/SELL USD/IBRD/GDIF/0722USDSTR	0000013937	USD	10,000,000	10,000,000	26-Jun-2015	22-Jul-2015	22-Jul-2022
BOND/SELL USD/IBRD/GDIF/0522USDSTR01	0000013756	USD	10,000,000	10,000,000	16-Apr-2015	30-Apr-2015	03-May-2022
BOND/SELL USD/IBRD/GDIF/0525USDSTR	0000013765	USD	50,000,000	50,000,000	21-Apr-2015	15-May-2015	15-May-2025
BOND/SELL USD/IBRD/GDIF/0525USDSTR01	0000013827	USD	29,687,000	29,687,000	15-May-2015	22-May-2015	22-May-2025
BOND/SELL USD/IBRD/GDIF/0645USDSTR01	0000013873	USD	94,944,216	94,944,216	04-Jun-2015	11-Jun-2015	11-Jun-2045
BOND/SELL USD/IBRD/GDIF/0625USDSTR01	0000013921	USD	1,333,000	1,333,000	23-Jun-2015	30-Jun-2015	30-Jun-2025
BOND/SELL USD/IBRD/GDIF/0725USDSTR01	0000013892	USD	50,000,000	50,000,000	12-Jun-2015	03-Jul-2015	03-Jul-2025

Sub-total New Borrowings - United States Dollar			12,774,779,216	12,774,779,216

Page 4/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term April 01, 2015 through June 30, 2015

Borrowing Type/ Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0820ZAR07.08	0000013888	ZAR	30,000,000	2,413,807	11-Jun-2015	16-Jul-2015	10-Aug-2020
BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000013838	ZAR	1,000,000,000	83,633,018	20-May-2015	29-May-2015	29-May-2035
BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000013877	ZAR	500,000,000	39,694,353	08-Jun-2015	15-Jun-2015	29-May-2035

Sub-total New Borrowings - South African Rand			1,530,000,000	125,741,179

Zambian Kwacha
BOND/SELL ZMW/IBRD/GDIF/0620ZMW14.00	0000013897	ZMW	200,000,000	27,247,956	15-Jun-2015	29-Jun-2015	29-Jun-2020

Sub-total New Borrowings - Zambian Kwacha			200,000,000	27,247,956

Total New Borrowings				15,701,619,258

Matured Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0415AUD04.92	0000010110	AUD	(35,000,000)	(27,795,250)	01-Apr-2010	27-Apr-2010	28-Apr-2015
BOND/SELL AUD/IBRD/GDIF/0515AUD05.10	0000010154	AUD	(35,000,000)	(26,787,250)	23-Apr-2010	27-May-2010	28-May-2015
BOND/SELL AUD/IBRD/GDIF/0415AUD04.84	0000010382	AUD	(24,781,000)	(19,275,901)	24-Sep-2010	18-Oct-2010	20-Apr-2015
BOND/SELL AUD/IBRD/GDIF/0615AUD05.10	0000010470	AUD	(23,454,000)	(18,146,360)	24-Nov-2010	16-Dec-2010	16-Jun-2015
BOND/SELL AUD/IBRD/GDIF/0415AUD04.70	0000010674	AUD	(24,695,000)	(18,710,167)	24-Mar-2011	14-Apr-2011	14-Apr-2015
BOND/SELL AUD/IBRD/GDIF/0415AUD04.70A	0000010694	AUD	(3,907,000)	(3,054,297)	06-Apr-2011	27-Apr-2011	27-Apr-2015
BOND/SELL AUD/IBRD/GDIF/0515AUD04.92	0000010733	AUD	(25,000,000)	(19,735,000)	21-Apr-2011	26-May-2011	21-May-2015
BOND/SELL AUD/IBRD/GDIF/0515AUD04.76	0000010744	AUD	(2,800,000)	(2,184,420)	09-May-2011	26-May-2011	26-May-2015
BOND/SELL AUD/IBRD/GDIF/0615AUD04.65	0000010773	AUD	(18,792,000)	(14,528,095)	25-May-2011	15-Jun-2011	15-Jun-2015
BOND/SELL AUD/IBRD/GDIF/0615AUD04.86	0000010765	AUD	(27,400,000)	(21,259,660)	20-May-2011	29-Jun-2011	22-Jun-2015
BOND/SELL AUD/IBRD/GDIF/0415AUD03.18	0000010972	AUD	(20,000,000)	(15,566,000)	22-Sep-2011	24-Oct-2011	16-Apr-2015
BOND/SELL AUD/IBRD/GDIF/0515AUD03.39	0000011019	AUD	(15,000,000)	(12,145,500)	26-Oct-2011	21-Nov-2011	14-May-2015
BOND/SELL AUD/IBRD/GDIF/0615AUD03.25	0000011063	AUD	(22,520,000)	(17,337,022)	22-Nov-2011	12-Dec-2011	12-Jun-2015

Sub-total Matured Borrowings - Australian Dollar			(278,349,000)	(216,524,922)

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0415BRL08.22	0000010681	BRL	(25,940,000)	(8,890,564)	01-Apr-2011	27-Apr-2011	28-Apr-2015
BOND/SELL BRL/IBRD/GDIF/0515BRL08.40	0000010726	BRL	(39,500,000)	(12,567,810)	20-Apr-2011	26-May-2011	28-May-2015
BOND/SELL BRL/IBRD/GDIF/0615BRL08.19	0000010762	BRL	(77,000,000)	(24,620,304)	19-May-2011	29-Jun-2011	26-Jun-2015
BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000011333	BRL	(116,985,000)	(38,028,444)	02-Apr-2012	13-Apr-2012	13-Apr-2015
BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000011411	BRL	(25,000,000)	(8,126,778)	17-May-2012	24-May-2012	13-Apr-2015
BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000011470	BRL	(50,000,000)	(16,253,555)	20-Jun-2012	02-Jul-2012	13-Apr-2015

Page 5/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term April 01, 2015 through June 30, 2015

Borrowing Type/ Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000011504	BRL	(35,000,000)	(11,377,489)	11-Jul-2012	18-Jul-2012	13-Apr-2015
BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000011647	BRL	(50,000,000)	(16,253,555)	04-Oct-2012	11-Oct-2012	13-Apr-2015
BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000011672	BRL	(100,000,000)	(32,507,111)	15-Oct-2012	22-Oct-2012	13-Apr-2015
BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000012159	BRL	(90,000,000)	(29,256,400)	12-Mar-2013	19-Mar-2013	13-Apr-2015
BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000012291	BRL	(25,000,000)	(8,126,778)	30-Apr-2013	07-May-2013	13-Apr-2015

Sub-total Matured Borrowings - Brazilian Real			(634,425,000)	(206,008,788)

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/0415CAD01.70	0000011361	CAD	(400,000,000)	(332,184,529)	20-Apr-2012	30-Apr-2012	30-Apr-2015
BOND/SELL CAD/IBRD/GDIF/0415CAD01.70	0000011602	CAD	(250,000,000)	(207,615,330)	06-Sep-2012	17-Sep-2012	30-Apr-2015

Sub-total Matured Borrowings - Canadian Dollar			(650,000,000)	(539,799,859)

Indian Rupee
BOND/SELL INR/IBRD/GDIF/0415INR05.00	0000011334	INR	(2,000,000,000)	(32,149,172)	03-Apr-2012	16-Apr-2012	02-Apr-2015

Sub-total Matured Borrowings - Indian Rupee			(2,000,000,000)	(32,149,172)

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0615MXN06.15	0000010165	MXN	(40,000,000)	(2,546,165)	30-Apr-2010	08-Jun-2010	08-Jun-2015

Sub-total Matured Borrowings - Mexican Peso			(40,000,000)	(2,546,165)

Malaysian Ringgit
BOND/SELL MYR/IBRD/GDIF/0515MYR02.15	0000011406	MYR	(300,000,000)	(81,844,223)	16-May-2012	31-May-2012	31-May-2015
BOND/SELL MYR/IBRD/GDIF/0615MYR02.10	0000012437	MYR	(100,000,000)	(26,727,248)	12-Jun-2013	19-Jun-2013	19-Jun-2015

Sub-total Matured Borrowings - Malaysian Ringgit			(400,000,000)	(108,571,472)

Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/0415NOK03.375	0000010144	NOK	(2,220,990,000)	(295,183,477)	20-Apr-2010	30-Apr-2010	30-Apr-2015
BOND/SELL NOK/IBRD/GDIF/0415NOK03.375	0000010179	NOK	(500,000,000)	(66,453,131)	11-May-2010	18-May-2010	30-Apr-2015
BOND/SELL NOK/IBRD/GDIF/0415NOK03.375	0000010789	NOK	(500,000,000)	(66,453,131)	01-Jun-2011	08-Jun-2011	30-Apr-2015
BOND/SELL NOK/IBRD/GDIF/0415NOK03.375	0000010939	NOK	(300,000,000)	(39,871,878)	06-Sep-2011	13-Sep-2011	30-Apr-2015
BOND/SELL NOK/IBRD/GDIF/0415NOK03.375	0000010981	NOK	(400,000,000)	(53,162,504)	28-Sep-2011	07-Oct-2011	30-Apr-2015

Sub-total Matured Borrowings - Norwegian Krone			(3,920,990,000)	(521,124,121)

United States Dollar
BOND/SELL USD/IBRD/GDIF/0615USD01.00	0000006373	USD	(100,000,000)	(100,000,000)	21-May-2003	11-Jun-2003	11-Jun-2015
BOND/SELL USD/IBRD/GDIF/0515USD02.375	0000010184	USD	(4,500,000,000)	(4,500,000,000)	18-May-2010	26-May-2010	26-May-2015
BOND/SELL USD/IBRD/GDIF/0515USD02.375	0000010637	USD	(150,000,000)	(150,000,000)	04-Mar-2011	11-Mar-2011	26-May-2015
BOND/SELL USD/IBRD/GDIF/1217USDSTR	0000011223	USD	(50,000,000)	(50,000,000)	10-Feb-2012	01-Mar-2012	20-Jun-2015

Page 6/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term April 01, 2015 through June 30, 2015

Borrowing Type/ Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0515USD00.22	0000011681	USD	(38,000,000)	(38,000,000)	18-Oct-2012	26-Oct-2012	26-May-2015
BOND/SELL USD/IBRD/GDIF/0615USDFRN	0000012934	USD	(250,000,000)	(250,000,000)	06-Mar-2014	17-Mar-2014	17-Jun-2015
BOND/SELL USD/IBRD/GDIF/0615USDFRNA	0000013030	USD	(150,000,000)	(150,000,000)	06-May-2014	13-May-2014	01-Jun-2015

Sub-total Matured Borrowings - United States Dollar			(5,238,000,000)	(5,238,000,000)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0415ZAR00.50	0000010095	ZAR	(1,550,000,000)	(128,492,083)	29-Mar-2010	08-Apr-2010	20-Apr-2015
BOND/SELL ZAR/IBRD/GDIF/0615ZAR07.20	0000010164	ZAR	(25,000,000)	(1,984,718)	30-Apr-2010	08-Jun-2010	08-Jun-2015

Sub-total Matured Borrowings - South African Rand			(1,575,000,000)	(130,476,801)

Total Matured Borrowings				(6,995,201,300)

Early Retirement
Australian Dollar
BOND/BUY AUD/IBRD/GDIF/1118AUD00.50	0000013805	AUD	(12,000,000)	(9,716,400)	07-May-2015	14-May-2015	20-Nov-2018

Sub-total early Retirements - Australian Dollar			(12,000,000)	(9,716,400)

Euro
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000013713	EUR	(3,356,970)	(3,645,334)	26-Mar-2015	07-Apr-2015	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000013750	EUR	(1,661,699)	(1,797,210)	14-Apr-2015	24-Apr-2015	08-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000013793	EUR	(2,840,513)	(3,188,334)	01-May-2015	13-May-2015	07-Nov-2016
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000013807	EUR	(3,098,741)	(3,466,097)	08-May-2015	22-May-2015	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000013913	EUR	(5,884,970)	(6,592,931)	18-Jun-2015	26-Jun-2015	08-Nov-2016
BOND/BUY EUR/IBRD/GDIF/1222EUR00.50	0000013899	EUR	(2,000,000)	(2,244,100)	16-Jun-2015	23-Jun-2015	20-Dec-2022

Sub-total early Retirements - Euro			(18,842,892)	(20,934,006)

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/1228GBP04.87	0000013717	GBP	(5,783,000)	(8,640,669)	27-Mar-2015	08-Apr-2015	07-Dec-2028
BOND/BUY GBP/IBRD/GDIF/1228GBP04.87	0000013724	GBP	(14,000,000)	(20,752,200)	01-Apr-2015	09-Apr-2015	07-Dec-2028
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000013808	GBP	(28,952,000)	(45,519,782)	08-May-2015	15-May-2015	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000013837	GBP	(2,550,000)	(3,899,460)	20-May-2015	28-May-2015	07-Jun-2032

Sub-total early Retirements - Pound Sterling			(51,285,000)	(78,812,111)

Page 7/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term April 01, 2015 through June 30, 2015

Borrowing Type/ Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0426JPYSTR01	0000013688	JPY	(1,000,000,000)	(8,341,327)	13-Mar-2015	07-Apr-2015	03-Apr-2026
BOND/BUY JPY/IBRD/GDIF/1038JPYSTR	0000013703	JPY	(200,000,000)	(1,668,265)	20-Mar-2015	07-Apr-2015	07-Oct-2038
BOND/BUY JPY/IBRD/GDIF/0431JPYSTR01	0000013709	JPY	(1,000,000,000)	(8,334,722)	24-Mar-2015	09-Apr-2015	09-Apr-2031
BOND/BUY JPY/IBRD/GDIF/1043JPYSTR	0000013695	JPY	(100,000,000)	(840,407)	17-Mar-2015	16-Apr-2015	16-Oct-2043
BOND/BUY JPY/IBRD/GDIF/0719JPYSTR05	0000013725	JPY	(4,893,000,000)	(41,231,988)	01-Apr-2015	17-Apr-2015	17-Jul-2019
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000013728	JPY	(10,404,000,000)	(87,377,173)	02-Apr-2015	20-Apr-2015	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR08	0000013730	JPY	(100,000,000)	(839,842)	02-Apr-2015	20-Apr-2015	19-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1019JPYSTR03	0000013733	JPY	(3,450,000,000)	(28,886,005)	07-Apr-2015	21-Apr-2015	21-Oct-2019
BOND/BUY JPY/IBRD/GDIF/0433JPYSTR04	0000013707	JPY	(500,000,000)	(4,186,378)	23-Mar-2015	22-Apr-2015	22-Apr-2033
BOND/BUY JPY/IBRD/GDIF/0437JPYSTR03	0000013743	JPY	(950,000,000)	(7,920,627)	09-Apr-2015	23-Apr-2015	23-Apr-2037
BOND/BUY JPY/IBRD/GDIF/0437JPYSTR05	0000013712	JPY	(400,000,000)	(3,346,720)	25-Mar-2015	24-Apr-2015	24-Apr-2037
BOND/BUY JPY/IBRD/GDIF/0430JPYSTR	0000013714	JPY	(1,000,000,000)	(8,381,878)	26-Mar-2015	27-Apr-2015	26-Apr-2030
BOND/BUY JPY/IBRD/GDIF/0431JPYSTR02	0000013747	JPY	(2,000,000,000)	(16,763,757)	13-Apr-2015	27-Apr-2015	25-Apr-2031
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR02	0000013731	JPY	(100,000,000)	(834,202)	07-Apr-2015	11-May-2015	08-May-2037
BOND/BUY JPY/IBRD/GDIF/0532JPYSTR01	0000013766	JPY	(1,000,000,000)	(8,342,023)	21-Apr-2015	11-May-2015	07-May-2032
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR00	0000013767	JPY	(950,000,000)	(7,924,922)	21-Apr-2015	11-May-2015	08-May-2037
BOND/BUY JPY/IBRD/GDIF/1016JPYSTR01	0000013783	JPY	(11,000,000)	(91,762)	27-Apr-2015	11-May-2015	14-Oct-2016
BOND/BUY JPY/IBRD/GDIF/1132JPYSTR01	0000013734	JPY	(5,000,000,000)	(41,685,773)	09-Apr-2015	12-May-2015	12-Nov-2032
BOND/BUY JPY/IBRD/GDIF/1132JPYSTR	0000013735	JPY	(3,000,000,000)	(25,011,464)	09-Apr-2015	12-May-2015	12-Nov-2032
BOND/BUY JPY/IBRD/GDIF/1133JPYSTR06	0000013746	JPY	(300,000,000)	(2,516,356)	13-Apr-2015	14-May-2015	14-Nov-2033
BOND/BUY JPY/IBRD/GDIF/0526JPYSTR01	0000013778	JPY	(2,000,000,000)	(16,775,709)	24-Apr-2015	14-May-2015	14-May-2026
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR26	0000013784	JPY	(300,000,000)	(2,503,233)	27-Apr-2015	15-May-2015	15-May-2037
BOND/BUY JPY/IBRD/GDIF/0816JPYSTR	0000013786	JPY	(5,433,000,000)	(45,394,160)	28-Apr-2015	18-May-2015	18-Aug-2016
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR18	0000013787	JPY	(200,000,000)	(1,671,053)	28-Apr-2015	18-May-2015	16-Nov-2037
BOND/BUY JPY/IBRD/GDIF/0218JPYSTR02	0000013788	JPY	(503,000,000)	(4,202,699)	28-Apr-2015	18-May-2015	16-Feb-2018
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR11	0000013789	JPY	(100,000,000)	(835,527)	28-Apr-2015	18-May-2015	18-May-2037
BOND/BUY JPY/IBRD/GDIF/0533JPYSTR05	0000013742	JPY	(2,000,000,000)	(16,529,609)	09-Apr-2015	20-May-2015	20-May-2033
BOND/BUY JPY/IBRD/GDIF/0519JPYSTR03	0000013800	JPY	(4,327,000,000)	(35,761,808)	06-May-2015	20-May-2015	20-May-2019
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR09	0000013810	JPY	(150,000,000)	(1,240,951)	08-May-2015	22-May-2015	22-May-2037
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR12	0000013811	JPY	(200,000,000)	(1,654,602)	08-May-2015	22-May-2015	22-May-2037
BOND/BUY JPY/IBRD/GDIF/0527JPYSTR	0000013814	JPY	(15,448,000,000)	(125,998,124)	11-May-2015	26-May-2015	24-May-2027
BOND/BUY JPY/IBRD/GDIF/0220JPYSTR04	0000013820	JPY	(950,000,000)	(7,687,017)	13-May-2015	27-May-2015	27-Feb-2020
BOND/BUY JPY/IBRD/GDIF/1243JPYSTR	0000013790	JPY	(100,000,000)	(803,503)	30-Apr-2015	03-Jun-2015	03-Dec-2043
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR	0000013844	JPY	(800,000,000)	(6,408,973)	21-May-2015	05-Jun-2015	05-Jun-2037

Page 8/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term April 01, 2015 through June 30, 2015

Borrowing Type/ Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY JPY/IBRD/GDIF/0631JPYSTR01	0000013846	JPY	(2,000,000,000)	(15,957,871)	22-May-2015	08-Jun-2015	06-Jun-2031
BOND/BUY JPY/IBRD/GDIF/0918JPYSTR02	0000013860	JPY	(513,000,000)	(4,150,318)	01-Jun-2015	15-Jun-2015	14-Sep-2018
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR49	0000013863	JPY	(500,000,000)	(4,035,024)	03-Jun-2015	17-Jun-2015	17-Jun-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR29	0000013871	JPY	(100,000,000)	(814,963)	04-Jun-2015	18-Jun-2015	18-Dec-2037
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR18	0000013875	JPY	(600,000,000)	(4,871,909)	05-Jun-2015	19-Jun-2015	19-Jun-2037
BOND/BUY JPY/IBRD/GDIF/0633JPYSTR03	0000013876	JPY	(1,000,000,000)	(8,119,849)	05-Jun-2015	19-Jun-2015	16-Jun-2033
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR34	0000013879	JPY	(500,000,000)	(4,057,618)	08-Jun-2015	22-Jun-2015	22-Jun-2037
BOND/BUY JPY/IBRD/GDIF/0631JPYSTR04	0000013880	JPY	(1,000,000,000)	(8,115,236)	08-Jun-2015	22-Jun-2015	20-Jun-2031
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR29	0000013881	JPY	(100,000,000)	(811,524)	08-Jun-2015	22-Jun-2015	22-Jun-2037
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR32	0000013882	JPY	(400,000,000)	(3,246,095)	08-Jun-2015	22-Jun-2015	19-Jun-2037
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR43	0000013855	JPY	(200,000,000)	(1,620,549)	28-May-2015	26-Jun-2015	26-Jun-2037
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR41	0000013896	JPY	(100,000,000)	(813,968)	15-Jun-2015	29-Jun-2015	26-Jun-2037

Sub-total early Retirements - Japanese Yen			(75,882,000,000)	(628,607,482)

Mexican Peso
BOND/BUY MXN/IBRD/GDIF/0118MXN03.55	0000013753	MXN	(57,510,000)	(3,741,400)	14-Apr-2015	22-Apr-2015	22-Jan-2018
BOND/BUY MXN/IBRD/GDIF/0218MXN03.56	0000013763	MXN	(54,190,000)	(3,521,072)	20-Apr-2015	27-Apr-2015	13-Feb-2018
BOND/BUY MXN/IBRD/GDIF/1222MXN00.50	0000013822	MXN	(220,000,000)	(14,466,594)	13-May-2015	22-May-2015	13-Dec-2022
BOND/BUY MXN/IBRD/GDIF/1217MXN03.40	0000013893	MXN	(52,780,000)	(3,438,593)	12-Jun-2015	19-Jun-2015	18-Dec-2017
BOND/BUY MXN/IBRD/GDIF/1222MXN00.50	0000013915	MXN	(50,000,000)	(3,221,826)	19-Jun-2015	26-Jun-2015	13-Dec-2022

Sub-total early Retirements - Mexican Peso			(434,480,000)	(28,389,485)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0417USDSTR02	0000013702	USD	(85,000,000)	(85,000,000)	20-Mar-2015	07-Apr-2015	07-Apr-2017
BOND/BUY USD/IBRD/GDIF/0417USDSTR	0000013715	USD	(240,000,000)	(240,000,000)	26-Mar-2015	09-Apr-2015	06-Apr-2017
BOND/BUY USD/IBRD/GDIF/0719USDSTR04	0000013705	USD	(100,000,000)	(100,000,000)	20-Mar-2015	14-Apr-2015	14-Jul-2019
BOND/BUY USD/IBRD/GDIF/0719USDSTR05	0000013722	USD	(100,000,000)	(100,000,000)	30-Mar-2015	22-Apr-2015	22-Jul-2019
BOND/BUY USD/IBRD/GDIF/0719USDSTR06	0000013723	USD	(100,000,000)	(100,000,000)	30-Mar-2015	22-Apr-2015	22-Jul-2019
BOND/BUY USD/IBRD/GDIF/0120USDSTR	0000013740	USD	(100,000,000)	(100,000,000)	09-Apr-2015	30-Apr-2015	30-Jan-2020
BOND/BUY USD/IBRD/GDIF/0118USDSTR	0000013741	USD	(10,000,000)	(10,000,000)	09-Apr-2015	30-Apr-2015	30-Jan-2018
BOND/BUY USD/IBRD/GDIF/1119USDSTR01	0000013749	USD	(50,000,000)	(50,000,000)	14-Apr-2015	05-May-2015	04-Nov-2019
BOND/BUY USD/IBRD/GDIF/0517USDSTR	0000013781	USD	(400,000,000)	(400,000,000)	27-Apr-2015	06-May-2015	05-May-2017
BOND/BUY USD/IBRD/GDIF/0517USDSTR02	0000013775	USD	(100,000,000)	(100,000,000)	22-Apr-2015	18-May-2015	16-May-2017
BOND/BUY USD/IBRD/GDIF/0518USDSTR07	0000013777	USD	(100,000,000)	(100,000,000)	24-Apr-2015	18-May-2015	17-May-2018
BOND/BUY USD/IBRD/GDIF/0516USDSTR02	0000013782	USD	(25,000,000)	(25,000,000)	27-Apr-2015	18-May-2015	16-May-2016
BOND/BUY USD/IBRD/GDIF/0218USDSTR04	0000013798	USD	(250,000,000)	(250,000,000)	05-May-2015	27-May-2015	27-Feb-2018

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International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term April 01, 2015 through June 30, 2015

Borrowing Type/ Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY USD/IBRD/GDIF/0819USDSTR02	0000013801	USD	(130,000,000)	(130,000,000)	06-May-2015	28-May-2015	28-Aug-2019
BOND/BUY USD/IBRD/GDIF/1116USDSTR02	0000013818	USD	(250,000,000)	(250,000,000)	12-May-2015	01-Jun-2015	30-Nov-2016
BOND/BUY USD/IBRD/GDIF/1222USD00.50	0000013847	USD	(15,000,000)	(15,000,000)	26-May-2015	02-Jun-2015	05-Dec-2022
BOND/BUY USD/IBRD/GDIF/0223USD00.50	0000013848	USD	(14,000,000)	(14,000,000)	26-May-2015	02-Jun-2015	07-Feb-2023
BOND/BUY USD/IBRD/GDIF/0617USDSTR01	0000013825	USD	(50,000,000)	(50,000,000)	14-May-2015	05-Jun-2015	05-Jun-2017
BOND/BUY USD/IBRD/GDIF/0619USDSTR04	0000013829	USD	(50,000,000)	(50,000,000)	15-May-2015	10-Jun-2015	10-Jun-2019
BOND/BUY USD/IBRD/GDIF/0318USDSTR03	0000013841	USD	(250,000,000)	(250,000,000)	21-May-2015	12-Jun-2015	12-Mar-2018
BOND/BUY USD/IBRD/GDIF/1216USDSTR01	0000013850	USD	(25,000,000)	(25,000,000)	22-May-2015	15-Jun-2015	15-Dec-2016
BOND/BUY USD/IBRD/GDIF/0619USDSTR03	0000013851	USD	(100,000,000)	(100,000,000)	26-May-2015	16-Jun-2015	16-Jun-2019
BOND/BUY USD/IBRD/GDIF/0320USDSTR05	0000013853	USD	(250,000,000)	(250,000,000)	27-May-2015	17-Jun-2015	17-Mar-2020
BOND/BUY USD/IBRD/GDIF/0443USDSTR	0000013691	USD	(195,000,000)	(195,000,000)	16-Mar-2015	08-Apr-2015	08-Apr-2043
BOND/BUY USD/IBRD/GDIF/0321USDSTR	0000013729	USD	(20,805,000)	(20,805,000)	02-Apr-2015	15-Apr-2015	01-Mar-2021
BOND/BUY USD/IBRD/GDIF/0641USDSTR02	0000013828	USD	(343,695,618)	(343,695,618)	15-May-2015	08-Jun-2015	07-Jun-2041
BOND/BUY USD/IBRD/GDIF/0643USDSTR	0000013862	USD	(268,400,000)	(268,400,000)	02-Jun-2015	19-Jun-2015	19-Jun-2043

Sub-total early Retirements - United States Dollar			(3,621,900,618)	(3,621,900,618)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/0520ZAR00.50	0000013819	ZAR	(64,750,000)	(5,415,238)	12-May-2015	20-May-2015	20-May-2020

Sub-total early Retirements - South African Rand			(64,750,000)	(5,415,238)

Total Early Retirements				(4,393,775,341)

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